ROYAL BANK OF CANADA

EXHIBIT 2

2005 Consolidated financial statements
(including Management’s Discussion and Analysis)

Management’s discussion and analysis
2	Executive summary

8	Accounting policies and estimates
8	Critical accounting policies and estimates

10	Changes in accounting policies and estimates

10	Future changes in accounting policies
11	Consolidated results from continuing operations

15	Quarterly financial information
15	Results and trend analysis

16	Fourth quarter 2005 performance
17	Business segment results from continuing operations

18	Key financial measures (non-GAAP)

20	RBC Canadian Personal and Business

24	RBC U.S. and International Personal and Business (continuing operations)

26	RBC Capital Markets

29	Corporate Support

30	Balance sheet analysis

31	Capital management

35	Off-balance sheet arrangements

38	Risk management
40	Credit risk

45	Market risk

47	Liquidity and funding risk

50	Insurance risk

50	Operational risk
51	Additional risks that may affect future results

52	Related party transactions

53	Controls and procedures

53	Additional financial information
Consolidated Financial Statements
55	Management’s responsibility for financial reporting

55	Auditors’ report to shareholders

56	Consolidated Balance Sheets

57	Consolidated Statements of Income

58	Consolidated Statements of Changes in Shareholders’ Equity

59	Consolidated Statements of Cash Flows

60	Note 1 Significant accounting policies and estimates

65	Note 2 Estimated fair value of financial instruments

67	Note 3 Securities

69	Note 4 Loans

70	Note 5 Securitizations

72	Note 6 Variable interest entities

73	Note 7 Derivative financial instruments

76	Note 8 Premises and equipment

77	Note 9 Goodwill and other intangibles

78	Note 10 Significant dispositions and acquisitions

79	Note 11 Other assets

79	Note 12 Deposits

80	Note 13 Insurance

80	Note 14 Other liabilities

81	Note 15 Subordinated debentures

82	Note 16 Trust capital securities

83	Note 17 Preferred share liabilities and share capital

84	Note 18 Non-controlling interest in subsidiaries

85	Note 19 Pensions and other postemployment benefits

87	Note 20 Stock-based compensation

89	Note 21 Business realignment charges

90	Note 22 Income taxes

91	Note 23 Earnings per share

92	Note 24 Concentrations of credit risk

92	Note 25 Guarantees, commitments and contingencies

96	Note 26 Contractual repricing and maturity schedule

96	Note 27 Related party transactions

97	Note 28 Results by business and geographic segment

99	Note 29 Reconciliation of Canadian and United States generally accepted accounting principles

108	Note 30 Subsequent event
Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Website references
Information contained in or otherwise accessible through the websites mentioned in this document does not form a part of this document. All references in this document to websites are inactive textual references and are for your information only.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS 1

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s discussion and analysis of our financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the fiscal year ended October 31, 2005, compared to the preceding years. For a complete understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results of operations and financial condition this management’s discussion and analysis should be read carefully together with our Consolidated financial statements and related notes. This Management’s discussion and analysis is dated November 30, 2005. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.
Additional information relating to Royal Bank of Canada, including our 2005 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at sec.gov.
EXECUTIVE SUMMARY
Royal Bank of Canada is the largest bank in Canada as measured by assets and market capitalization and one of North America’s leading diversified financial service companies. We provide personal and commercial banking, wealth management, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 60,000 people who serve more than 14 million clients throughout North America and some 30 countries around the world. The initials RBC are used as a prefix for our business and operating subsidiaries, all of which operate under the master brand name of RBC Financial Group.
Vision and strategy
Our business strategies and actions are guided by our corporate vision of “always earning the right to be our clients’ first choice”. In all of our businesses, we focus on effectively enhancing client satisfaction and loyalty. We believe this focus can help generate strong revenue and earnings growth, continuous improvements in productivity and top quartile financial performance.
     In Canada, our objective is to be the undisputed leader in financial services provided to individuals, corporations and institutions. We will continue to build on our strengths in banking, wealth management and capital markets in the United States and continue to be a premier provider of selected financial services globally.
     At the beginning of the year, in support of our Client First Initiative, we realigned our operations into three client- and geography-oriented business segments from five segments that were based on business lines. Today, our RBC Canadian Personal and Business segment manages our banking and wealth management businesses in Canada and our global insurance operations. The RBC U.S. and International Personal and Business segment manages our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally. The RBC Capital Markets segment provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. All enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. As part of our realignment we consolidated our technology and operation services and corporate functions at the enterprise level. This allows us to provide more focused, efficient and responsive support to the enterprise and each of our businesses.
     Guided by enterprise strategic goals, the realignment enabled our businesses to better tailor their individual strategies and focus their efforts on meeting the needs of our clients within their unique operating and competitive environments. The main focus of our realignment efforts at the beginning of the year was to help our employees make it easier for current and new clients to do business with us by improving our responsiveness, accountability and efficiency. We believe the changes made in 2005 have substantially improved our ability to focus more on solutions and execution of service to our clients.
     The successful implementation of our strategy has resulted in the improvement of our core Canadian businesses, rationalization of non-strategic operations, growth of our businesses in the U.S. and internationally and enhancement of the quality and diversity of our earnings.

2 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview of 2005
This year was mainly characterized by the successful execution of our Client First Initiative and favourable economic conditions, which resulted in record earnings performance despite the impact of reserves recorded for Enron litigation and estimated net claims from hurricanes Katrina, Rita and Wilma.
Client First Initiative
The Client First Initiative was launched toward the end of 2004 with the objective of improving revenue growth by better meeting client needs, creating a more efficient organization and enhancing shareholder value. The critical activities of the Client First Initiative in 2005 included the realignment of our organization and execution of a broad series of revenue and expense management initiatives.
     At the beginning of fiscal 2005, we realigned our organization into three business segments from five so our businesses could respond more effectively to the needs of our distinct client groups within their unique operating and competitive environments. This realignment also provided the opportunity to introduce new leadership at the business segment levels, eliminate redundant positions and streamline processes. By integrating systems and operations and increasing front-line capacity, we helped our employees improve our client experience. We introduced a series of initiatives focused on aggressively controlling costs in part by reducing the size of our support functions, closing redundant premises, establishing procurement initiatives and selling non-core businesses and assets.
     In Canada, we enhanced our product offerings, strengthened our distribution capabilities, which included increasing the number of client facing staff, and streamlined technologies and processes.
     In the U.S., we strengthened our operations by installing new senior management at RBC Centura and RBC Dain Rauscher, divesting non-strategic operations and assets, and expanding in select high-growth markets.
     Internationally, we expanded our distribution network and product offerings and improved our client service organization.
     In all of our operations, we sought out new revenue growth opportunities while enhancing the level of service to our clients and carefully controlling costs. These initiatives were integral in achieving strong financial performance in 2005.
Key transactions and events
Enron Corp. (Enron) litigation
During the year we took action to reduce the uncertainty regarding ongoing Enron-related matters. We announced an agreement in the third quarter to settle our part of the MegaClaims bankruptcy lawsuit brought by Enron against us and a number of other financial institutions. We agreed to pay Enron $31 million (US$25 million), which was expensed in the third quarter. In addition, we agreed to pay Enron $29 million (US$24 million) for recognition of claims against the Enron bankruptcy estate and this was expensed in the fourth quarter. The agreement was approved by the U.S. federal bankruptcy court on November 29, 2005.
     In the fourth quarter, we established a litigation reserve of $591 million (US$500 million) or $326 million after-tax (US$276 million after-tax) for other Enron-related matters, including a securities class action lawsuit brought on behalf of Enron securities holders in a federal court in Texas. The after-tax amount differs from that originally announced, as it reflects a lower estimated tax rate, which was determined in conjunction with our year-end tax review process. In light of the uncertainties of the timing and outcome of this type of litigation, it is possible that the ultimate costs of these matters may differ from the reserve. We will continue to vigorously defend ourselves in these cases.
Hurricanes (Katrina, Rita and Wilma)
In September 2005, we announced an estimated charge of $152 million (US$130 million) before- and after-tax for estimated net claims from hurricanes Katrina and Rita. In light of additional net claims from hurricane Wilma, which occurred in October, and a further review of claims experience and industry assessments for hurricanes Katrina and Rita through year-end, the total net reserves established in the fourth quarter amounted to $203 million (US$173 million) before- and after-tax.
Divestiture of Liberty Insurance Services Corporation
On December 31, 2004, we completed the sale of Liberty Insurance Services Corporation, our third-party insurance administration business, to IBM Corporation (IBM). We entered into a long-term agreement with IBM to perform key business processes for RBC Insurance’s U.S. operations, including contact centre management, policy administration, claims management and payment receipt and reconciliation. This divestiture enables us to focus on our core life insurance businesses in the U.S.
Sale of assets of RBC Mortgage Company
During 2005, we determined that RBC Mortgage Company was no longer a core business that would positively contribute to our U.S. operations. Accordingly, during the year we identified it as discontinued operations. On September 2, 2005, we completed the sale of certain assets of RBC Mortgage Company to Home123 Corporation. The remaining assets are being disposed of in due course and operations are being wound down.
RBC Dexia Investor Services
On June 9, 2005, we announced an agreement with Dexia Banque Internationale à Luxembourg (Dexia) to combine our institutional investor services businesses in an equally owned joint venture to be named RBC Dexia Investor Services. The new company, with expected US$1.8 trillion in client assets under custody, will rank among the world’s top 10 global custodians and will offer a complete range of investor services to institutions around the world. This transaction, pending regulatory approvals, is expected to close in fiscal 2006.
2005 Economic and market review
In 2005, North American economic conditions continued to be largely favourable for financial service businesses. In Canada, the economy remained strong, growing at an estimated 2.9%, as trading levels improved, businesses quickly adapted to a stronger Canadian dollar and consumer demand continued to be supported by low interest rates and near record employment levels. In the U.S., interest rates continued to rise in response to strong growth and mounting inflationary pressures.
     Strong North American consumer spending and housing markets contributed to increases in mortgages and other consumer-related financing products. Consumer credit quality also continued to remain strong throughout the year buoyed by strong debt servicing capacity and solid balance sheets.
     Business lending saw a healthy recovery after nearly four years of weakness that was somewhat constrained by the fact that businesses modestly drew upon high cash reserves in order to fund investment in inventories and infrastructure. Business credit quality continued to reflect a favourable credit and business environment with a general reduction in defaults and bankruptcies.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 3

     Capital markets were challenged by difficult equity markets, the flattening of the yield curve and the effects on market activity from the hurricane season. However, our overall equity and debt originations were higher than a year earlier. Equity originations benefited from a robust income trust sector, which weakened after the Canada Revenue Agency announcement in September regarding their review of tax legislation pertaining to flow through entities. Debt origination activity was higher resulting from a continued low interest rate environment and increased foreign issues in Canada resulting from the change in the Income Tax Act (Canada) removing foreign content limits.
Summary
Successful execution of our Client First Initiative and largely favourable economic conditions resulted in strong revenue growth, improved productivity and higher returns from our U.S. banking operations. We grew our core Canadian franchise, rationalized non-strategic operations and grew our U.S. and selected global businesses. Overall, the success of our initiatives and renewed focus on meeting client needs continued to strengthen the quality and diversity of our earnings and have allowed us to weather a number of events this year, while still posting solid results.
Overview of 2004
In 2004, the economic and business environment in Canada was characterized by economic growth of just under 3%, falling interest rates and strengthening consumer demand. The U.S. economy also rapidly expanded and interest rates were near historical lows but began to rise. Credit conditions were largely favourable and included high levels of reversals and recoveries of problem loans and a reversal of general reserves. This environment supported increased demand for loans and investment products in the retail sector while the business sector moved into the early stages of a lending recovery.
     In 2004, there were several significant corporate developments. We incurred a $192 million business realignment charge. Of the business realignment charges, $177 million was attributed to continuing operations while $15 million was attributed to discontinued operations in 2005. We had a $130 million impairment of goodwill related to RBC Mortgage Company. We also announced a $74 million after-tax settlement net of a related reduction in compensation and tax expense related to a dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank settlement costs).
     Our insurance group completed its acquisition of the Canadian operations of Provident Life and Accident Insurance Company (UnumProvident), a wholly owned subsidiary of UnumProvident Corporation, effective May 1, 2004. This acquisition resulted in an increase in revenue and reserves in our disability insurance business.
     On February 27, 2004, we completed a US$112 million acquisition of William R. Hough & Co., a full-service investment firm specializing in fixed income sales, trading and underwriting primarily in the Southeast U.S. This acquisition positively impacted our U.S. debt business in RBC Capital Markets.
     On November 21, 2003, we completed the acquisition of Provident Financial Group’s Florida banking operations for consideration of US$81 million, providing us with continued expansion opportunities in this fast-growing market.
Overview of 2003
In 2003, there was modest economic growth in both Canada and the U.S., but a variety of risks were tempered by near historic lows in interest rates in Canada and the U.S. Capital markets activity improved during the year as monetary and economic conditions strengthened, creating demand for investment banking, capital markets and wealth management services. Additionally, credit conditions improved over the period as lower impairments and credit losses continued to reflect improving economic conditions.
     We acquired the U.S. direct life insurance and mutual fund operations of Business Men’s Assurance Company of America for US$207 million, which added to our product portfolio and built on our cross-platform capability for wealth management products. Also in 2003, we acquired Admiralty Bancorp, Inc. (Admiralty) of Palm Beach Gardens, Florida, for US$153 million and Sterling Capital Mortgage Company for US$100 million. Certain assets of Sterling Capital Mortgage Company (part of RBC Mortgage Company) were sold in 2005.

4 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected consolidated financial information and other highlights	Table 1

				2005 vs. 2004
(C$ millions, except per share and percentage amounts)	2005	2004	2003	Increase (decrease)

Continuing operations
Total revenue	$19,215	$$17,802	$$16,988	$1,413	7.9%
Non-interest expense (NIE)	11,388	10,833	10,165	555	5.1%
Provision for credit losses (PCL)	455	346	721	109	n.m.
Insurance policyholder benefits, claims and acquisition expenses	2,625	2,124	1,696	501	23.6%
Business realignment charges	45	177	—	(132)	n.m.
Net income before income taxes	4,702	4,322	4,406	380	8.8%
Net income from continuing operations	3,437	3,023	2,955	414	13.7%
Net income (loss) from discontinued operations	(50)	(220)	13	170	n.m.
Net income	$3,387	$2,803	$2,968	$584	20.8%

Selected information
Earnings per share (EPS) — basic	$5.22	$4.29	$4.44	$.93	21.7%
Earnings per share (EPS) — diluted	5.13	4.23	4.39	.90	21.3%
Return on common equity (ROE) (1)	18.0%	15.6%	16.7%	240bps	n.m.
Return on risk capital (RORC) (1)	29.3%	24.6%	26.5%	470bps	n.m.
Common share price — close (as at October 31)	$83.33	$63.40	$63.48	$19.93	31.4%
Selected information for continuing operations
Earnings per share (EPS) — basic	$5.30	$4.63	$4.42	$.67	14.5%
Earnings per share (EPS) — diluted	5.21	4.57	4.37	.64	14.0%
Return on common equity (ROE) (1)	18.1%	16.8%	16.7%	130bps	n.m.
Return on risk capital (RORC) (1)	29.7%	26.5%	26.4%	320bps	n.m.
Net interest margin (2)	1.52%	1.53%	1.63%	n.m.	n.m.
Capital ratios (3)
Tier 1 capital ratio	9.6%	8.9%	9.7%	70bps	n.m.
Total capital ratio	13.1%	12.4%	12.8%	70bps	n.m.
Selected balance sheet data
Total assets	469,521	426,222	399,847	43,299	10.2%
Securities	160,495	128,946	128,931	31,549	24.5%
Consumer loans	138,288	125,302	112,792	12,986	10.4%
Business and government loans	53,626	47,258	49,657	6,368	13.5%
Deposits	306,860	270,959	259,145	35,901	13.2%
Average common equity (1)	18,600	17,800	17,550	800	4.5%
Average risk capital (1)	11,450	11,300	11,000	150	1.3%
Other information
Assets under administration	1,775,700	1,593,900	1,483,800	181,800	11.4%
Assets under management	105,700	93,600	88,800	12,100	12.9%
Business information for continuing operations
Employees (full-time equivalent)	60,012	61,003	60,812	(991)	(1.6)%
Bank branches	1,419	1,415	1,386	4	n.m.
Business banking centres	65	65	65	—	n.m.
Automated banking machines	4,277	4,432	4,469	(155)	(3.5)%

Period average USD equivalent of C$1.00	.824	.762	.697	.06	8.1%
Period-end USD equivalent of C$1.00	.847	.821	.758	.03	3.2%

Impact of specified items on consolidated results

	For the year ended
	October 31		October 31		October 31
	2005		2004		2003
(C$ millions)	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax

Enron litigation reserve	$(591)	$(326)	$—	$—	$—	$—
Hurricane-related charges for Katrina, Rita and Wilma (4)	(203)	(203)	—	—	—	—
General allowance reversal	—	—	175	113	—	—
Business realignment charges (5)	(58)	(37)	(192)	(125)	—	—
Goodwill impairment (6)	—	—	(130)	(130)	—	—
Rabobank settlement costs	—	—	n.a.	(74)	—	—

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period. Average risk capital and Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(2)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using month-end balances for the period.

(3)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(4)	These charges represent estimated claims of $223 million less $20 million reserves recorded in the first three quarters of 2005.

(5)	For the year ended October 31, 2005, $29 million (after-tax) related to continuing operations and $8 million (after-tax) related to discontinued operations. For October 31, 2004, $116 million (after-tax) related to continuing operations and $9 million (after-tax) related to discontinued operations.

(6)	Relates to RBC Mortgage Company, which has been classified as discontinued operations.

n.m.	not meaningful

n.a.	not available
Financial performance
Net income increased by $584 million or 21% from a year ago. The increase largely reflected strong revenue growth across our lending, deposit and investment management businesses, which was supported by the strong North American economy and the low interest rate environment. Also contributing to this increase were the business realignment charges of $177 million relating to continuing operations and $15 million for discontinued operations, the $130 million charge for goodwill impairment related to RBC Mortgage Company and the Rabobank settlement costs recorded in 2004. The business growth and the above mentioned factors were partly offset by the 2005 reserves for Enron litigation and estimated net claims related to hurricanes Katrina, Rita and Wilma and a $175 million reversal of the general allowance recorded in the prior year.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 5

     Diluted earnings per share (EPS) were $5.13, up $.90 or 21% and return on equity (ROE) was 18.0%, up 240 basis points despite the factors noted on the previous page.
     Net income from continuing operations of $3,437 million was up $414 million or 14% from the prior year primarily due to strong revenue growth. Revenue increased by $1,413 million or 8% reflecting increases across our lending, deposit, insurance and wealth management businesses as a result of our growth initiatives and favourable North American business conditions. Non-interest expense increased by $555 million or 5% largely reflecting the Enron litigation reserve of $591 million and higher stock-based compensation in light of the significant appreciation in our common share price. This increase in non-interest expense was partially offset by the Rabobank settlement costs incurred in the prior year, the positive impact of the stronger Canadian dollar on translated U.S. dollar-denominated expenses and improved productivity. Insurance policyholder benefits, claims and acquisition expense increased $501 million or 24% primarily due to higher business volumes in the disability insurance business, which has included UnumProvident since May 1, 2004, and the impact of reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma. The increase in provisions for credit losses of $109 million largely reflects the $175 million reversal of the general allowance recorded in the prior year and higher consumer provisions due to portfolio growth, which were partially offset by higher corporate recoveries.
     Diluted EPS, for continuing operations, were $5.21, up $.64 or 14%, despite the impact of a $.50 decrease due to the Enron litigation reserve. ROE, for continuing operations, was 18.1%, up 130 basis points from a year ago.
     Net loss from discontinued operations of $50 million for the year compares to a net loss of $220 million a year ago. The loss for 2005 mainly reflects charges related to the sale and wind-down of operations and accounting adjustments related to prior periods. The charges include items such as the cost of closing our Chicago office and certain branches, employee incentive payments and the writedown of certain assets. The prior period loss was primarily due to a goodwill impairment charge of $130 million and higher operating losses.
Capital ratios
The Tier 1 capital ratio and the Total capital ratio of 9.6% and 13.1%, respectively, were up 70 basis points from the prior year. The improvement in our capital ratios reflected our strong internal capital generation, active balance sheet management and the net issuance of capital instruments in 2005.

Impact of U.S. dollar vs. Canadian dollar	Table 2

	2005 vs.	2004 vs.
(C$ millions, except per share amounts)	2004	2003

Total revenue (lower) higher	$(420)	$(535)
Non-interest expense lower (higher)	260	305
Net income from continuing operations (lower) higher	(65)	(70)
Net income (lower) higher	(61)	(55)

Diluted EPS — continuing operations	$(.10)	$(.11)
Diluted EPS	$(.09)	$(.08)

Our U.S. dollar-denominated results are affected by fluctuations in the U.S. dollar/Canadian dollar exchange rates. The table quantifies the effect of the decline in the value of the U.S. dollar compared to the Canadian dollar by showing the translated value of current period line items and EPS information based on the prior period’s average exchange rate. We believe this provides the ability to assess underlying results on a more comparable basis.
     In 2005, the Canadian dollar appreciated 8% on average relative to the U.S. dollar from a year ago, resulting in a $61 million decrease in our U.S. dollar-denominated net income and a reduction of $.09 on our current year’s diluted EPS compared to 2004. U.S. dollar-denominated net income from continuing operations was reduced by $65 million and diluted EPS by $.10 compared to the prior year.
2005 Performance versus objectives
Our 2005 financial objectives established in late 2004 were based upon the prevailing and forecast economic conditions, our 2004 performance and our Client First Initiative. In light of our 2004 performance, we established aggressive objectives for 2005 to re-position us as a top quartile performer (relative to the S&P/TSX Banks Index). These objectives were established based on our expectation of an average Canadian dollar value of US$.80 in 2005, while the actual average Canadian dollar value for the year was US$.82.
     In 2005 we met or exceeded most of our objectives. Diluted EPS growth was in excess of 20% and ROE of 18% compared favourably to our objectives of 20% plus diluted EPS growth and our 18—20% ROE targeted range. Revenue growth for continuing operations of 8% reflected successful execution of a number of carefully planned initiatives in Canada, the United States and outside North America, and was on the upper end of our 6—8% revenue growth objective. Non-interest expenses for continuing operations rose 5% over the prior year, compared to our objective of less than 3%, largely as a result of the Enron litigation reserve. Strong risk management and a relatively benign credit environment resulted in good portfolio quality performance. Our ratio of specific provisions for credit losses to average loans and acceptances of .21%, calculated on a continuing basis, compared favourably to our objective of .35—.45%. This ratio was favourably impacted by a $52 million transfer of the specific allowance to the general allowance during the first quarter of 2005, which decreased this ratio by .03%. In addition, we strengthened our capital ratio over the prior year to remain comfortably above our objectives and the regulatory targets. Our Tier 1 capital and Total capital ratios were 9.6% and 13.1%, respectively, both significantly above our objectives of 8—8.5% and 11—12%, as well as regulatory targets of 7% and 10%. Finally, our dividend payout ratio of 45% was within our target range of 40—50%.

6 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook and objectives for 2006
Economic outlook
Real GDP growth in Canada is expected to increase from an estimated 2.9% in 2005 to 3.4% in 2006. This growth is expected to be fuelled by strong economic fundamentals, including a strong labour market and an improvement in net exports. We expect the price of oil to fall in 2006 relative to 2005, which may result in the weakening of the Canadian dollar relative to the U.S. dollar. We expect the Bank of Canada to continue to raise interest rates in a measured fashion until late in 2006 in order to keep core inflation close to the target rate of 2%. The increase in rates is expected to have a dampening effect on the housing market.
     The U.S. economy is expected to remain strong in 2006, albeit growing at a slower pace, with real GDP growth of 3.2% versus an estimated 3.4% in 2005 due mostly to higher interest rates. Despite a gradual slowing of the economy, inflationary pressures are building in a variety of ways. Higher energy costs, rising unit labour costs and increasing long-term inflation expectations are expected to prompt the U.S. Federal Reserve to increase interest rates further in 2006.
     Growth rates across the G7 economies are expected to converge once the U.S. current account deficit starts to improve and the effects of the oil price shock and cleanup from hurricanes Katrina, Rita and Wilma diminish. Central banks of countries with more mature business cycles have already begun to lift rates or are about to do so.
Business outlook
We expect the pace of growth of North American retail lending to slow next year given expected increases in interest rates, an expected softening of the housing and auto markets and the resulting effect on the demand for durable goods. Growth in business lending is expected to be comparable to what was experienced in 2005, helped along by relatively low interest rates and ongoing business investment in inventories and more productive infrastructure.
     We expect consumer and business credit quality to remain stable in light of buoyant North American economic conditions with provisions for credit losses increasing commensurate with increases in loan volumes. Increases in credit losses in 2006 are also expected to reflect fewer recovery opportunities.
     There are signs of a controlled decrease in household cash reserves, which may put negative pressure on our personal deposit accounts but not fixed term deposits, while mutual fund sales should continue to rise.
     The capital markets outlook is mixed as low but rising interest rates, a weakening in the hedge fund industry and a slowing U.S. economy are expected to dampen the demand for origination and advisory services and further reduce trading opportunities.
2006 Objectives
Throughout 2006, we will continue to execute our Client First Initiative and segment priorities. As a result, we have set aggressive financial objectives for 2006 based on our economic and business outlooks. Our 2006 diluted EPS growth objective remains greater than 20% and our revenue growth objective remains 6—8%. Our dividend payout ratio objective remains 40—50%. We have made changes to our ROE, non-interest expense control, portfolio quality and capital management objectives. We raised the ROE objective to 20% plus from 18—20%. We replaced the non-interest expense control objective with an operating leverage objective as we believe it is more meaningful to look at non-interest expense growth relative to revenue growth (Operating leverage is the difference between the revenue growth rate and non-interest expense growth rate). Our new objective is operating leverage of greater than 3%, excluding the impact of the Enron litigation reserve of $591 million on non-interest expense. We also changed the portfolio quality objective as we believe 2006 will present fewer recovery opportunities. Our new objective is a ratio of specific provisions for credit losses to average loans and acceptances of .40—.50% versus our old objective of .35—.45%. In addition, we set a minimum level for the Tier 1 capital objective of greater than 8%, rather than 8—8.5%, which compares favourably to the Office of the Superintendent of Financial Institutions Canada (OSFI)’s target of 7%. While we continue to manage our capital to ensure we meet regulatory requirements for both Tier 1 and Total capital ratios, our 2006 capital objective focuses on our Tier 1 capital ratio only. We believe the Tier 1 capital ratio to be the primary measure of financial strength for our key stakeholders.
     Commencing in 2006 our medium-term (defined as three to five years) objectives have been limited to one goal to generate top quartile total shareholder return relative to our Canadian and U.S. peer group.(1) The external environment is becoming increasingly dynamic and the ability to plan three to five years ahead is becoming more and more difficult. Furthermore, having two sets of financial objectives, for the current year and for the medium term, can cause confusion.
(1)	Includes seven large Canadian financial institutions (Manulife Financial Corporation, Bank of Nova Scotia, TD Bank Financial Group, BMO Financial Group, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 top U.S. financial institutions (Bank of America, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, KeyCorp, Northern Trust Corporation).

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 7

ACCOUNTING POLICIES AND ESTIMATES
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Application of critical accounting policies and estimates
Our significant accounting policies are contained in Note 1 to the Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other postemployment benefits and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.
Allowance for credit losses
The allowance for credit losses represents management’s estimate of probable losses incurred in our lending portfolio including loans, acceptances, letters of credit and guarantees, and unfunded commitments, as at the balance sheet date. The allowance for credit losses is comprised of the specific allowance and the general allowance. The specific allowance is determined through management’s identification and determination of losses related to impaired loans. The general allowance is determined on a quarterly basis through management’s assessment of probable losses in the remaining portfolio.
     The process for determining the allowances involves quantitative and qualitative assessments using current and historical credit information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical experience given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other reasonable judgments can materially affect the allowance level and thereby our net income.
Specific allowance
Specific allowances are established to absorb probable losses on impaired loans. Loan impairment is recognized when, based on management’s judgment, there is no longer reasonable assurance that all interest and principal payments will be made in accordance with the loan agreement.
     For large business and government portfolios, which are continuously monitored, an account is classified as impaired based on our evaluation of the borrower’s overall financial condition, its available resources and its propensity to pay amounts as they come due. A specific allowance is then established on individual accounts that are classified as impaired, using management’s judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrower, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation.
     For homogeneous portfolios, including residential mortgages and personal and small business loans, accounts are classified as impaired based on contractual delinquency status, generally 90 days past due. The estimation of specific allowance on these accounts is based on formulas that apply product-specific net write-off ratios to the related impaired amounts. The net write-off ratios are based on historical loss experience, adjusted to reflect management’s judgment relating to recent credit quality trends, portfolio characteristics and composition, and economic and business conditions. Credit card balances are directly written off after 180 days in arrears.
General allowance
The general allowance is established to absorb probable losses on accounts in the lending portfolio that have not yet been specifically classified as impaired. This estimation is based on a number of assumptions including: (i) the level of unidentified problem loans given current economic and business conditions; (ii) the timing of the realization of impairment; (iii) the committed amount that will be drawn when the account is classified as impaired; and (iv) the ultimate severity of loss. In determining the appropriate level of general allowance, management first employs statistical models using historical loss rates and risk parameters to estimate a range of probable losses over an economic cycle. Management then considers changes in credit process including underwriting, limit setting and the workout process in order to adjust historical experience to better reflect the current environment. In addition, current credit information including portfolio composition, credit quality trends and economic and business information is assessed to determine the appropriate allowance level.
     For large business and government loans, the general allowance level is estimated based on management’s judgment of business and economic conditions, historical loss experience, the impact of policy changes and other relevant factors. The range of loss is derived through the application of a number of risk parameters related to committed obligations. The key parameters used are probability of default (PD), loss given default (LGD) and usage given default (UGD). PDs are delineated by borrower type and risk rating, LGDs are largely based on transactional structure and client type, and UGDs are applied based on risk rating. These parameters are based on long-term historical loss experience (default migration, loss severity and exposure at default), supplemented by industry studies and are updated on a regular basis. This approach allows us to generate a range of potential losses over an economic cycle. One of the key judgmental factors that influence the loss estimate for this portfolio is the application of the internal risk rating framework, which relies on our quantitative and qualitative assessments of a borrower’s financial condition in order to assign it an internal credit risk rating similar to those used by external rating agencies. Any material change in the above parameters or assumptions would affect the range of probable credit losses and consequently may affect the general allowance level.
     For homogeneous loans, including residential mortgages, credit cards, and personal and small business loans, probable losses are estimated on a portfolio basis. Long-term historical loss experience is applied to current outstanding loans to determine a range of probable losses over an economic cycle. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors. In addition, the general allowance includes a component for the limitations and imprecision inherent in the allowance methodologies.

8 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Total allowance for credit losses
Based on the procedures discussed above, management is of the opinion that the total allowance for credit losses of $1,568 million is adequate to absorb estimated credit losses incurred in the lending portfolio as at October 31, 2005. This amount includes $70 million classified in other liabilities, which relates to letters of credit and guarantees and unfunded commitments. The year-over-year reduction of $146 million largely reflects the reduction in impaired loans.
Fair value of financial instruments
In accordance with GAAP, certain financial instruments are carried on our balance sheet at their fair value. These financial instruments comprise securities held in our trading portfolio, obligations related to securities sold short and derivative financial instruments (excluding non-trading derivatives subject to hedge accounting). At October 31, 2005, approximately $164 billion or 36% of our financial assets and $75 billion or 19% of our financial liabilities were carried at fair value. Note 2 to our Consolidated Financial Statements provides disclosure of the estimated fair value of all our financial instruments at October 31, 2005. Fair value is defined as the amount at which an instrument could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.
     The best evidence of fair value is quoted prices in an active market. Where quoted prices are not available for a particular financial instrument, we use the quoted price of a financial instrument with similar characteristics and risk profile or internal or external valuation models to estimate the fair value.
     Where we believe the potential exists that the amount realized on sale will be less than the estimated fair value due to insufficient liquidity over a short period of time, a market valuation reserve is made. We also maintain a provision for model risk, which may occur when the estimated value may not reflect the true value under certain stress market conditions. These provisions reflect varying levels of management judgment based on quantitative research and analysis.
     The majority of our trading securities portfolio and obligations related to securities sold short comprise or relate to actively traded debt and equity securities, which are carried at fair value based on available quoted prices.
     As few derivative financial instruments are actively quoted, we rely primarily on internally developed pricing models and established industry standard pricing models, such as Black-Schöles, to determine fair value. In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates and price and rate volatilities as applicable. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment. For further information on our derivative instruments, refer to Note 7 to our Consolidated Financial Statements.
     The following table summarizes our significant financial assets and liabilities carried at a fair value, by valuation methodology at October 31, 2005.

Assets and liabilities carried at fair value by valuation methodology	Table 3

	Financial Assets		Financial Liabilities
			Obligations
			related to
	Trading		securities
(C$ millions, except percentage amounts)	securities	Derivatives	sold short	Derivatives

Fair value	$125,760	$38,341	$32,391	$42,404
Based on
Quoted market prices	85%	—%	93%	—%
Pricing models with significant observable market parameters	15	99	7	100
Pricing models with significant unobservable market parameters	—	1	—	—

	100%	100%	100%	100%

The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgment by management, which may result in significantly different fair values and financial results. To mitigate this risk, all significant financial valuation models are strictly controlled and regularly recalibrated and vetted by our risk management function to provide an independent perspective. In addition, the OSFI reviews our models selectively based on the risk profile for appropriateness of the models and validity of the assumptions used by management. Refer to the Risk management section for further details on the sensitivity of financial instruments used in trading and non-trading activities.
     As outlined in Note 1 to our Consolidated Financial Statements, changes in the fair value of Trading Securities and Obligations Related to Securities Sold Short are recognized as Trading Revenue in Non-interest Income and changes in the fair value of our trading and non-trading derivatives that do not qualify for hedge accounting are recognized in Non-interest Income.
Securitization
We periodically securitize residential mortgages, credit card receivables and commercial mortgage loans by selling them to special purpose entities (SPEs) or trusts that issue securities to investors. Some of the key accounting determinations in a securitization of our loans are whether the transfer of the loans meets the criteria required to be treated as a sale and, if so, the valuation of our retained interests in the securitized loans. Refer to Note 1 to our Consolidated Financial Statements for a detailed description of the accounting policy on loan securitization.
     When we securitize loans and retain an interest in the securitized loans, it is a matter of judgment whether the loans have been legally isolated. We obtain legal opinions where required to establish legal isolation of the transferred loans. We often retain interests in securitized loans such as interest-only strips, servicing rights or cash reserve accounts. Where quoted market prices are not available, the valuation of retained interests in sold assets is based on our best estimate of several key assumptions such as the payment rate of the transferred loans, weighted average life of the prepayable receivables, excess spread,

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 9

expected credit losses and discount rate. The fair value of such retained interests calculated using these assumptions affects the gain or loss that is recognized from the sale of the loans. Refer to Note 5 to our Consolidated Financial Statements for the volume of securitization activities of our loans, the gain or loss recognized on sale and a sensitivity analysis of the key assumptions used in valuing our retained interests.
     Another key accounting determination is whether the SPE that is used to securitize and sell our loans is required to be consolidated. As described in Note 6 to our Consolidated Financial Statements, we concluded that none of the SPEs used to securitize our financial assets should be consolidated.
Variable interest entities
We adopted the new Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15) on November 1, 2004, which provides guidance on applying the principles of consolidation to certain entities defined as variable interest entities (VIEs). Where an entity is considered a VIE, the Primary Beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The Primary Beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses (as defined in AcG-15) or is entitled to a majority of the VIE’s expected residual returns (as defined in AcG-15), or both.
     We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the Primary Beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG-15 and applying them to our specific transactions.
     AcG-15 applies to a variety of our businesses, including our involvement with multi-seller conduits we administer, repackaging structures and structured finance transactions we facilitate. For further details on our involvement with VIEs, refer to the Off-balance sheet arrangements section and Note 6 to our Consolidated Financial Statements.
Pensions and other postemployment benefits
We sponsor a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees after retirement. These plans include statutory pension plans, supplemental pension plans and health, dental and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.
     Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health care cost trend rates, projected salary increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the assumed experience will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 19 to our Consolidated Financial Statements.
Income taxes
Management exercises judgment in estimating the provision for income taxes. We are subject to income tax laws in various jurisdictions where we operate. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.
CHANGES IN ACCOUNTING POLICIES AND ESTIMATES
The following new significant accounting policies were adopted effective November 1, 2004, for purposes of preparing our Consolidated Financial Statements:
Consolidation of variable interest entities
As a result of adopting AcG-15, we determined that we would have to consolidate VIEs with assets of $2,722 million as at October 31, 2005. Most of these entities, with assets of $1,376 million as at October 31, 2005, were already consolidated either fully or proportionately prior to November 1, 2004. Accordingly, there was no material impact due to AcG-15 on our Consolidated Financial Statements. In addition, we deconsolidated a capital trust used to raise Innovative Tier 1 capital of $900 million effective November 1, 2004, as a result of adopting AcG-15. These innovative capital instruments are no longer reflected on our Consolidated Balance Sheets; instead, a senior deposit note issued to the capital trust is reflected in Deposits on our Consolidated Balance Sheets. Refer to Note 6 to our Consolidated Financial Statements for further details.
Liabilities and equity
On November 1, 2004, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, with retroactive restatement of prior period comparatives. These revisions require liability classification for financial instruments that will be settled by a variable number of our common shares upon their conversion by the holder as well as outstanding returns due thereon. As a result, we reclassified as liabilities, certain preferred shares previously included in Shareholders’ Equity, which were $300 million as at October 31, 2005, and certain trust capital securities previously included in Non-controlling Interest in Subsidiaries, which were $1,400 million as at October 31, 2005. Dividends and yield distributions on these instruments, which were shown as Preferred Share Dividends and Non-controlling Interest in Net Income of Subsidiaries respectively, have been reclassified to Interest Expense in our Consolidated Statements of Income. Net Income Available to Common Shareholders and Earnings per Share were not impacted by these reclassifications.
FUTURE CHANGES IN ACCOUNTING POLICIES
Financial instruments
On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. These standards will be effective for us on November 1, 2006. The impact of implementing these new standards on our Consolidated Financial Statements is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

10 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Comprehensive income
As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity on the Consolidated Balance Sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
Financial instruments — Recognition and measurement
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity, Loans and Receivables, Held-for-trading or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income.
CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
•	Revenue up $1,413 million or 8% from 2004 due to strong growth across our Canadian and U.S. banking, wealth management and insurance businesses.

•	Non-interest expense up $555 million or 5% from 2004. Excluding the Enron litigation reserve, non-interest expense was flat. (1)

•	Provision for credit losses of $455 million or .24% of average loans and acceptances reflects the favourable credit environment.
The following provides a discussion of our reported results of operations for the year ended October 31, 2005. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. In addition to providing an analysis comparing the current year to the prior year, we have also included an analysis of our 2004 results compared to those for 2003.

Total revenue	Table 4

(C$ millions)	2005	2004	2003

Interest income	$16,958	$13,866	$13,899
Interest expense	10,188	7,468	7,563

Net interest income	$6,770	$6,398	$6,336

Investments (brokerage, investment management and mutual funds)	$3,380	$3,142	$2,802
Insurance (premiums, investment and fee income)	3,270	2,870	2,356
Banking (service charges, foreign exchange other than trading, card services and credit fees)	2,326	2,173	2,146
Trading	1,594	1,563	1,908
Underwriting and other advisory	1,026	918	813
Other (other non-interest income, gain/loss on securities sales and securitization)	849	738	627

Non-interest income	$12,445	$11,404	$10,652

Total revenue	$19,215	$17,802	$16,988

2005 vs. 2004
Total revenue increased $1,413 million or 8% from a year ago, reflecting revenue growth across all lines of business in part due to our growth initiatives and favourable North American business conditions. These factors resulted in increased revenue from our lending, deposit, insurance and wealth management businesses. The increase was partially offset by a reduction of $420 million due to the negative impact of the stronger Canadian dollar on translated U.S. dollar-denominated revenue.
     Net interest income increased $372 million or 6%, largely driven by increased loan and deposit volumes in both Canada and the U.S., partially offset by increased funding costs as a result of higher volumes and rates on funding positions related to equity trading.
     Investments-related revenue increased $238 million or 8%, primarily due to higher transaction volumes and growth in client assets in our full-service brokerage business and strong mutual fund sales and capital appreciation.
     Insurance-related revenue increased $400 million or 14%, reflecting growth in our disability insurance business, which has included UnumProvident since May 1, 2004, as well as strong growth in our property and casualty, life and reinsurance businesses. This was partially offset by the effect of the sale of Liberty Insurance Services, which occurred in the first quarter of 2005.
     Banking revenue increased $153 million or 7%, mainly due to increased foreign exchange revenue and higher service fees.
(1)	Non-interest expense and related ratios which exclude the Enron litigation reserve are non-GAAP measures. Refer to Key financial measure (non-GAAP) section for a discussion and reconciliation.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 11

     Trading revenue increased by $31 million or 2%, primarily due to higher equity trading activity, mostly offset by decreases in our fixed income trading, commodity derivatives and foreign exchange businesses.
     Underwriting and other advisory revenue increased $108 million or 12% on higher debt originations due to an historically low interest rate environment and higher equity originations arising from strength in income trust and structured products.
     Other revenue increased $111 million or 15%, largely due to higher securitization revenue and higher private equity gains, which were partially offset by the gain on sale of real estate in the prior year.
2004 vs. 2003
Total revenue increased $814 million or 5% from 2003, mainly reflecting growth in our insurance and wealth management businesses, partially offset by lower trading revenue and the negative impact of the strengthening of the Canadian dollar on the translation of U.S. dollar-denominated revenue of $535 million.
     Net interest income increased $62 million or 1%, largely driven by an increase in trading revenue on higher dividends from our global arbitrage strategies and growth in loans and deposits. This was partially offset by the impact of narrower margins mainly due to price competition in retail banking and low interest rates.
     Investments-related revenue increased $340 million or 12%, reflecting increased mutual fund revenue due to strong mutual fund sales, capital appreciation and an increase in the proportion of long-term funds which generate higher fees. Securities brokerage commissions increased due to strong equities markets and higher client trading volumes also contributed to the increase.
     Insurance-related revenue increased $514 million or 22%, largely due to higher revenue in our disability insurance business, which has included UnumProvident since May 1, 2004, and growth in our home and auto insurance businesses. This was partially offset by the loss of revenue from a non-renewed block of reinsurance business, which also resulted in lower policyholder benefits, claims and acquisition costs.
     Trading revenue decreased $345 million or 18% primarily due to lower returns from our arbitrage trading strategies.
     Underwriting and other advisory revenue increased $105 million or 13%, reflecting improvements in capital markets activity over 2003.
     Other revenue increased $111 million or 18%, largely due to higher securitization revenue, which was partially offset by lower gains on the sale of investment account securities recorded in 2004 compared to 2003.

Net interest income and margin	Table 5

(C$ millions, except percentage amounts)	2005	2004	2003

Average assets (1)	$445,300	$418,200	$387,700
Net interest income	6,770	6,398	6,336

Net interest margin (2)	1.52%	1.53%	1.63%

(1)	Calculated using methods intended to approximate the average of the daily balances for the year.

(2)	Net interest income as a percentage of average assets.
2005 vs. 2004
Net interest margin decreased by 1 basis point, largely reflecting higher funding costs in RBC Capital Markets in support of their trading activities. This decrease was partially offset by net interest margin improvement in RBC Canadian Personal and Business and RBC U.S. and International Personal and Business largely due to strong loan growth relative to other assets, which earn lower returns. For further details, refer to Tables 50 and 51 in the Additional financial information section.
2004 vs. 2003
The Net interest margin decreased by 10 basis points, which reflected spread compression on Canadian mortgages and deposits resulting from lower interest rates and competitive pressures, as well as growth in capital markets-related assets that generate non-interest income. For further details, refer to Tables 50 and 51 in the Additional financial information section.

Non-interest expense	Table 6

(C$ millions)	2005	2004	2003

Salaries	$3,155	$3,199	$3,138
Variable compensation	2,309	2,283	2,102
Stock-based compensation	200	124	80
Benefits and retention compensation	1,103	1,095	977

Human resources	$6,767	$6,701	$6,297
Equipment	960	906	882
Occupancy	749	765	721
Communications	632	672	707
Professional and other external services	825	768	736
Other expenses	1,455	1,021	822

Non-interest expense	$11,388	$10,833	$10,165

2005 vs. 2004
Non-interest expense increased $555 million or 5% from 2004, largely reflecting the Enron litigation reserve of $591 million. Stock-based compensation was also higher in light of the significant appreciation in our common share price in 2005. Higher costs in support of the increased sales and service personnel in our Canadian branch network also contributed to the increase. The increase was partially offset by a $260 million decline in expenses due to the positive impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated expenses and improved productivity reflecting cost reduction efforts attributable to streamlining head office and support operations, procurement initiatives and lower occupancy costs as a result of optimizing our office space. The prior year also included the Rabobank settlement costs.

12 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

2004 vs. 2003
Non-interest expense was up $668 million or 7% from 2003. The increase was largely due to higher human resource expenses throughout 2004 (primarily higher variable compensation and benefit costs, driven by increases in revenue) and the Rabobank settlement costs. The increase reflected the positive impact of the strengthening of the Canadian dollar on the translation of U.S. dollar-denominated expenses of $305 million.

Provision for credit losses	Table 7

(C$ millions)	2005	2004	2003

Consumer	$455	$396	$417
Business and government	(66)	125	304

Specific	$389	$521	$721
General	66	(175)	—

Provision for credit losses	$455	$346	$721

2005 vs. 2004
Total provision for credit losses increased by $109 million or 32% from a year ago. This increase was mainly due to the reversal of $175 million in the general allowance in 2004 and higher specific provisions on personal credit lines and credit cards due to portfolio growth in 2005. This was partially offset by higher corporate recoveries and lower student loan losses in the current period. Refer to the Risk management section for further discussion of credit quality.
2004 vs. 2003
The provision for credit losses declined by $375 million or 52% reflecting a $200 million decline in the specific provision and the reversal of $175 million of the general allowance in 2004. The reversal of the general allowance largely reflected improved credit conditions and quality in 2004.
     The specific provision on business and government loans decreased by $179 million or 59%, largely due to stronger recoveries and fewer new impairments in the corporate and commercial portfolio. In the consumer portfolio, the specific provision for credit losses decreased by $21 million, primarily reflecting improved credit quality and conditions. This decrease was marginally offset by higher credit card provisions due to volume growth.
Insurance policyholder benefits, claims and acquisition expense
2005 vs. 2004
Insurance policyholder benefits, claims and acquisition expense increased $501 million or 24% compared to the prior year largely due to higher business volumes in the disability insurance business, which has included UnumProvident since May 1, 2004, and the reserve recorded to cover estimated net claims for damages related to hurricanes Katrina, Rita and Wilma. Net increases in Life insurance reserves reflecting decreases in long-term interest rates, a change in the tax treatment of certain invested assets and higher policy maintenance costs also contributed to the increase. These items were partially offset by a net decrease in Health insurance reserves attributable to improved disability claims and termination experience.
     The above items are largely reflected in the 10% year over year increase in Insurance claims and policy benefit liabilities as described in the Global Insurance discussion in the RBC Canadian Personal and Business results section.
2004 vs. 2003
Insurance policyholder benefits, claims and acquisition expense increased $428 million or 25% over 2003, due to higher volumes in the disability insurance business, which included UnumProvident for six months in 2004. This was partially offset by lower costs associated with the loss of revenue from a non-renewed block of reinsurance business.

Taxes	Table 8

(C$ millions, except percentage amounts)	2005	2004	2003

Income taxes	$1,278	$1,287	$1,439

Other taxes
Goods and services and sales taxes	$218	$225	$220
Payroll taxes	220	207	210
Capital taxes	164	140	124
Property taxes (1)	93	84	82
Business taxes	9	13	19
Insurance premium taxes	39	33	26

	743	702	681

Total	$2,021	$1,989	$2,120

Effective income tax rate (2)	27.2%	29.8%	32.7%
Effective total tax rate (3)	37.1%	39.6%	41.7%

(1)	Includes amounts netted against non-interest income regarding investment properties.

(2)	Income taxes, as a percentage of income from continuing operations before income taxes.

(3)	Total income and other taxes as a percentage of income from continuing operations before income and other taxes.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and taxes on income assessed by the governments of foreign jurisdictions where we operate. Taxes are also assessed on expenditures and supplies consumed in support of our operations.
2005 vs. 2004
As shown in Table 8 on the previous page, income taxes are virtually unchanged from last year, despite $380 million higher income from continuing operations. Consequently, the effective tax rate for the year decreased by 2.6%. This reduction in the effective tax rate was primarily due to higher income reported by our foreign subsidiaries in 2005 that operated in lower tax rate jurisdictions, additional tax-exempt income from securities, and a tax recovery resulting from the Enron litigation reserve.
     Other taxes increased by $41 million, largely due to an increase in capital and payroll taxes as a result of higher capital levels and business growth.
     In addition to the income and other taxes reported in the Consolidated Statements of Income, we recorded income taxes of $220 million in 2005 ($330 million in 2004) in Shareholders’ Equity, a reduction of $110 million, reflecting a decrease in unrealized foreign currency translation gains as shown in Note 22 to our Consolidated Financial Statements.
2004 vs. 2003
Income taxes decreased by $152 million largely due to lower statutory income tax rates and a decrease in net income, before income taxes which was primarily the result of business realignment charges. Other taxes increased by $21 million, largely due to an increase in capital taxes as a result of higher capital levels and business growth. The reduction in the effective tax rate of 2.9% from 2003 was primarily due to a reduction in the federal tax rate in Canada. In addition to the income and other taxes reported in the Consolidated Statements of Income, we recorded income taxes from continuing operations of $330 million in 2004 ($1,070 million in 2003) in Shareholders’ Equity, a reduction of $740 million reflecting a decrease in unrealized foreign currency translation gains as shown in Note 22 to our Consolidated Financial Statements.

Business realignment charges	Table 9

	Expense for the year ended October 31			Liability balance as at October 31
(C$ millions)	2005	2004	2003	2005	2004	2003

Employee-related	$45	$164	$—	$118	$164	$—
Other	—	13	—	—	13	—

Total business realignment charges from continuing operations	$45	$177	$—	$118	$177	$—

We continued to implement the cost-reduction initiatives in connection with our business realignment, which was effective November 1, 2004. Under these initiatives, we eliminated a number of executive and senior management positions and streamlined our resources. In 2004, we recorded business realignment charges of $192 million of which $177 million related to continuing operations and $15 million pertained to discontinued operations. The charge for continuous operations was largely comprised of $164 million of employee-related charges associated with the elimination of approximately 1,480 positions. The remaining $13 million in other charges pertained to professional fees related to strategic and organizational advice provided to us with respect to the business realignment initiatives.
     In 2005 we recorded business realignment charges for continuing operations of $45 million mainly relating to the net increase of a further 583 positions. This increase was comprised of 509 new positions identified pertaining to the original initiative and 795 positions related to additional initiatives. These items were partially offset by the reinstatement of 643 positions and the reversal of 78 positions at Liberty Insurance Services, which was sold in the first quarter of 2005.
     The business realignment liability from continuing operations decreased by a net of $59 million from the prior year largely reflecting reduced employee-related payments for income-protection and professional fees, partly offset by the additional charges recorded in 2005. Although the majority of our realignment initiatives will be completed by the end of 2006, certain payments related to income-protection will extend beyond that time. Refer to Note 21 to our Consolidated Financial Statements for additional details.

Results by geographic segment											Table 10
	2005				2004				2003
		United	Other			United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total	Canada	States	International	Total

Net interest income	$5,459	$754	$557	$6,770	$5,011	$934	$453	$6,398	$4,941	$1,124	$271	$6,336
Non-interest income	7,047	3,840	1,558	12,445	6,121	3,743	1,540	11,404	5,418	3,389	1,845	10,652

Total revenue	12,506	4,594	2,115	19,215	11,132	4,677	1,993	17,802	10,359	4,513	2,116	16,988
Provision for credit losses	433	23	(1)	455	343	61	(58)	346	527	106	88	721
Insurance policyholder benefits, claims and acquisition expense	1,270	809	546	2,625	909	872	343	2,124	669	543	484	1,696
Non-interest expense	6,685	3,626	1,077	11,388	6,395	3,457	981	10,833	6,012	3,246	907	10,165
Business realignment charges	45	—	—	45	142	29	6	177	—	—	—	—
Income taxes and non-controlling interest	1,299	(64)	30	1,265	1,172	46	81	1,299	1,173	224	54	1,451

Net income from continuing operations	$2,774	$200	$463	$3,437	$2,171	$212	$640	$3,023	$1,978	$394	$583	$2,955

Net income (loss) from discontinued operations	$—	$(50)	$—	$(50)	$—	$(220)	$—	$(220)	$—	$13	$—	$13

Net income	$2,774	$150	$463	$3,387	$2,171	$(8)	$640	$2,803	$1,978	$407	$583	$2,968

14 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

2005 vs. 2004
Net income in Canada was $2,774 million, up $603 million or 28% from 2004. This increase reflects growth in lending and deposits in the RBC Canadian Personal and Business segment of 10% and 4%, respectively, significant revenue growth in Wealth Management of $279 million or 14%, and volume growth in our disability insurance business as a result of the acquisition of UnumProvident. These factors were offset by higher non-interest expense, largely reflecting higher levels of sales and service personnel in our Canadian distribution network, higher benefit costs and higher advertising and new program costs in support of business growth. The provision for credit losses increased by $90 million, which largely reflected the reversal of the general allowance in the prior year.
     U.S. net income of $150 million in 2005 compared to a net loss of $8 million in 2004. U.S. net income from continuing operations of $200 million in 2005 compared to net income of $212 million in the prior year. Net income from continuing operations in 2005 largely reflected the Enron litigation reserve recorded in the fourth quarter of 2005 and the negative impact of the stronger Canadian dollar on translation of U.S. dollar-denominated earnings. These factors were partially offset by reductions in non-interest expense related to our Client First Initiative and lower provision for credit losses reflecting improved credit conditions. The prior year included the Rabobank settlement costs. Net loss from discontinued operations of $50 million in 2005 compared to a net loss of $220 million in the prior year. The net loss in 2005 reflected charges related to the sale and wind-down of operations, including the costs of closing our Chicago office and certain branches, employee incentive payments and the writedown of certain assets. The prior year net loss of $220 million largely reflected the $130 million goodwill impairment charge related to RBC Mortgage Company.
     Other international net income was down $177 million or 28% from 2004, mainly reflecting the $203 million reserve for estimated net claims from hurricanes Katrina, Rita and Wilma.
2004 vs. 2003
Net income from Canadian operations was $2,171 million, up $193 million or 10% from 2003. A majority of this increase came from the RBC Canadian Personal and Business segment, which reflected strong loan and deposit growth, significant revenue growth from the acquisition of the Canadian operations of UnumProvident, and a decline in the provision for credit losses. These positive factors were partially offset by higher non-interest expenses, largely benefit and variable compensation costs, and business realignment charges of $142 million recorded in the fourth quarter of 2004.
     Net income from U.S. continuing operations was down $182 million or 46% from a year ago to $212 million, primarily as a result of the Rabobank settlement costs, lower returns in RBC Centura’s investment portfolio, and the $29 million in business realignment charges.
     Other international net income was $640 million in 2004, up $57 million or 10% from 2003, mainly reflecting a recovery of credit losses of $58 million compared to provisions for credit losses of $88 million in 2003.
     Net loss from discontinued operations was $220 million compared to net income of $13 million in 2003. This loss primarily reflects the $130 million goodwill impairment charge recorded in 2004 and losses on the sale of mortgages.
QUARTERLY FINANCIAL INFORMATION
RESULTS AND TREND ANALYSIS
Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic conditions.
Seasonality
The summer months (particularly July and August) are characterized by lower levels of capital markets activity, which affect the results of our brokerage and investment management businesses in the third and fourth quarters. Also, during the summer months, our non-interest expense is higher partially due to a seasonal increase in part-time staff. In addition, as the second quarter has three fewer days than the other quarters, our net interest income in particular is negatively impacted by this factor.
General economic conditions
The sustained low interest rate environment, strong employment levels and higher business and consumer confidence and spending have led to higher volumes in loans and deposits and growth in our insurance and wealth management businesses. In addition, many of our businesses are impacted by the credit cycle, which continued to remain favourable through 2005.

Quarterly results	Table 11

	2005				2004
(C$ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,757	$1,657	$1,662	$1,694	$1,604	$1,634	$1,560	$1,600
Non-interest income	3,058	3,281	3,027	3,079	2,966	2,874	2,882	2,682

Total revenue	$4,815	$4,938	$4,689	$4,773	$4,570	$4,508	$4,442	$4,282
Non-interest expense	3,329	2,741	2,664	2,654	2,734	2,675	2,682	2,742
Provision for (recovery of) credit losses	103	128	116	108	97	125	149	(25)
Insurance policyholder benefits, claims and acquisition expense	740	681	622	582	589	575	508	452
Business realignment charges	40	1	2	2	177	—	—	—

Net income before income taxes	$603	$1,387	$1,285	$1,427	$973	$1,133	$1,103	$1,113

Net income from continuing operations	543	1,001	916	977	687	771	759	806
Net income (loss) from discontinued operations	(21)	(22)	(9)	2	(173)	(28)	1	(20)
Net income	$522	$979	$907	$979	$514	$743	$760	$786

Earnings per share — basic	$.80	$1.51	$1.40	$1.52	$.79	$1.14	$1.16	$1.20
— diluted	$.79	$1.48	$1.37	$1.50	$.78	$1.12	$1.14	$1.18
Earnings per share from continuing operations — basic	$.83	$1.54	$1.41	$1.52	$1.06	$1.18	$1.16	$1.23
— diluted	$.82	$1.51	$1.38	$1.50	$1.05	$1.16	$1.14	$1.21

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Trend analysis
Over the last eight quarters, net income has increased each quarter in 2005 as compared to the corresponding quarter in 2004. Contributing factors included: increasing total revenue, which is driven by increases in non-interest income primarily from growth in our insurance and wealth management businesses, and steadily decreasing non-interest expense, when expressed as a percentage of total revenue, due to our cost management efforts, which ensures business growth has a positive impact on net income. However, the earnings contribution of our U.S. businesses has been negatively impacted by the weakening of the U.S. dollar over the eight quarter period.
     The provision for credit losses generally decreased through 2004 mainly due to the reversal of the general allowance in the first and fourth quarters of 2004.
     Insurance policyholder benefits, claims and acquisition expense has risen over the eight-quarter period, reflecting the growth in all our insurance businesses, including disability insurance, which has included UnumProvident since May 1, 2004. The significant increase in the fourth quarter of 2005 reflects the impact of reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma.
FOURTH QUARTER 2005 PERFORMANCE
Q4 2005 vs. Q4 2004
Net income of $522 million increased by $8 million or 2% compared to the prior year. The current quarter results included reserves for Enron litigation of $591 million ($326 million after-tax) and for estimated net claims related to hurricanes Katrina, Rita and Wilma of $203 million (before- and after-tax). The results a year ago included business realignment charges of $192 million ($125 million after-tax) and a $130 million (before and after-tax) goodwill impairment charge related to RBC Mortgage Company, which was classified as discontinued operations in 2005. Diluted EPS were $.79, up 1%. Return on common equity of 10.6% was down 70 basis points.
Continuing operations
     Net income from continuing operations for the fourth quarter was $543 million, down 21% from a year ago. The decrease largely reflects the reserves recorded in the quarter for the Enron litigation and for the estimated net claims related to hurricanes Katrina, Rita and Wilma. The decrease was partially offset by solid revenue growth across most of our businesses and lower business realignment charges. Diluted EPS were $.82, down $.23 or 22%. ROE was 10.9% down 420 basis points from a year ago.
     Total revenue increased $245 million or 5% from a year ago reflecting solid growth across our lending, deposit and wealth management businesses due to our growth initiatives and favourable North American business conditions. These factors were partially offset by the negative impact of the strengthening of the Canadian dollar on the translation of U.S. dollar-denominated revenue.
     Non-interest expense increased $595 million or 22% from a year ago, largely due to the Enron litigation reserve of $591 million.
     Insurance policyholder benefits, claims and acquisition expense increased by $151 million or 26% over the prior year, which mainly reflects the reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma, which were partially offset by a net reduction in reserves of $74 million largely resulting from the combination of improved disability incidence experience, and the unfavourable impact of the decrease in long term interest rates and other factors.
Discontinued operations
     The net loss for discontinued operations of $21 million in the fourth quarter of 2005 compared to a net loss of $173 million a year ago. The current quarter loss includes operations prior to the sale of certain assets of RBC Mortgage Company to Home123 Corporation on September 2, 2005, as well as charges related to the sale and wind-down of operations. The prior year loss included a goodwill impairment charge of $130 million (before- and after-tax), losses on the sale of mortgages and business realignment charges of $15 million.

16 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS SEGMENT RESULTS FROM CONTINUING OPERATIONS

Results by business segment	Table 12

	2005						2004		2003
		RBC U.S. and
	RBC Canadian	International	RBC
	Personal and	Personal and	Capital	Corporate
(C$ millions)	Business	Business	Markets	Support	Total		Total		Total

Net interest income	$5,381	$1,098	$466	$(175)	$6,770		$6,398		$6,336
Non-interest income	7,169	1,725	3,409	142	12,445		11,404		10,652

Total revenue	$12,550	$2,823	$3,875	$(33)	$19,215		$17,802		$16,988
Non-interest expense	5,872	2,226	3,257	33	11,388		10,833		10,165
Provision (recovery) for credit losses	542	51	(91)	(47)	455		346		721
Insurance policyholder benefits, claims and acquisition expense	2,625	—	—	—	2,625		2,124		1,696
Business realignment charges (reversals)	7	(2)	1	39	45		177		—
Net income before income taxes and non-controlling interest	$3,504	$548	$708	$(58)	$4,702		$4,322		$4,406
Net income from continuing operations	$2,337	$395	$725	$(20)	$3,437		$3,023		$2,955

Return on equity (ROE) (1)	27.5%	12.0%	17.4%	(.9)%	18.1	% (2)	16.8	% (2)	16.7	% (2)
Return on risk capital (RORC) (1)	39.6%	19.9%	22.8%	n.a.	29.7%		26.5%		26.4%
Average assets	$167,200	$37,800	$229,200	$11,100	$445,300		$418,200		$387,700

(1)	Business segment return on equity and return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion and reconciliation.

(2)	Return on common equity.

n.a.	Not available
RBC Canadian Personal and Business net income was $2,337 million, up $285 million or 14% from a year ago, mainly due to strong revenue growth in all of our business lines, which was partially offset by the reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma and by higher costs in support of the increased sales and impact of service personnel in our Canadian distribution network.
     ROE was 27.5%, up 270 basis points from the previous year, primarily due to the increase in net income. The increase was partially offset by an increase in average attributed equity mainly due to loan growth.
RBC U.S. and International Personal and Business net income from continuing operations increased $153 million or 63% from 2004, reflecting strong earnings growth in both our Banking and Wealth Management operations, despite a $34 million reduction in net income due to the negative impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated earnings.
     Return on equity of 12.0% in 2005 increased 580 basis points over prior year, largely due to the increase in net income and a reduction in average attributed equity due to lower balances of goodwill and intangibles.
RBC Capital Markets net income decreased $76 million or 9% over the same period a year ago, primarily due to the Enron litigation reserve of $591 million ($326 million after-tax). The effect of the lower translated value of U.S. dollar- and British pound-denominated earnings due to the relative strengthening of the Canadian dollar also contributed to the decline. This decrease was partially offset by moderate revenue growth, a lower effective tax rate, lower compensation costs and the Rabobank settlement costs incurred in the prior year.
     ROE was 17.4%, down 160 basis points from the previous year, primarily due to the decrease in earnings. Attributed equity remained stable during the year.
Corporate Support net loss for the year of $20 million largely reflected business realignment charges of $39 million and mark-to-market losses on derivatives relating to certain hedges, which were partially offset by increased securitization activity, and interest refunds relating to the resolution of disputed tax items for the 1993 to 1998 tax periods.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 17

KEY FINANCIAL MEASURES (NON-GAAP)
How we manage our business segments
Our management reporting processes measure the performance of our segments based on our management structure and are not necessarily comparable with similar information for other financial services companies. Operating revenue and expenses directly associated with each segment are included in the operating segment results. We use a management reporting model that includes various assumptions, estimates and methodologies for transfer pricing of funds, attribution of capital, cost transfers and other items, to measure business segment results. These assumptions and methodologies are periodically reviewed by management to ensure they remain valid. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies, detailed in the Capital management section, involve a number of assumptions and judgments that are revised periodically. Any changes to the methodologies, assumptions or judgments directly impact other measures such as business segment return on equity and return on risk capital.
Performance and non-GAAP measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). Management also assesses the performance of RBC Capital Markets using revenue on a taxable equivalent basis. While net income is in accordance with GAAP, the others are non-GAAP financial measures. The measures reported that are not defined by GAAP do not have standardized meanings and may not be comparable to similar measures used by other companies.
Return on equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment levels, as a measure of return on total capital invested in our businesses. Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed equity for the period. For each segment average attributed equity is based on attributed risk capital and amounts invested in goodwill and intangibles(1). In the second quarter of 2005, goodwill was reallocated, in accordance with GAAP. For segment reporting purposes the unattributed equity is reported in the Corporate Support segment.
     GAAP does not prescribe a methodology for attributing equity or risk capital to business segments or for computing segment ROE or RORC, and there is no generally accepted methodology for doing so.
     Such attributions involve the use of assumptions, judgments and methodologies that are regularly reviewed and revised as deemed necessary. The attribution of risk capital is based on certain assumptions, judgments and models that quantify economic risks as described in the Economic Capital section. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
     In 2005, we initiated the use of RORC at both the consolidated and business segment levels, to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. Table 13 provides a reconciliation of the RORC calculations.

(1)	For internal allocation and measurement purposes, total attributed equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as attributed capital as well as Economic Capital. The difference between total average common equity and average attributed equity is classified as unattributed and reported in the Corporate Support segment, for segment reporting purposes.

Return on equity and Return on risk capital reconciliation	Table 13

	2005
		RBC U.S. and
	RBC Canadian	International	RBC
	Personal and	Personal and	Capital	Corporate		2004	2003
(C$ millions) (1),(2)	Business	Business	Markets	Support	Total (2)	Total (2)	Total (2)

Net income (loss) from continuing operations	$2,337	$395	$725	$(20)	$3,437	$3,023	$2,955
Net income (loss) from discontinued operations (2)	—	—	—	—	(50)	(220)	13

Net income (loss)	$2,337	$395	$725	$(20)	$3,387	$2,803	$2,968
less: Preferred dividends (3)	(18)	(6)	(9)	(5)	(38)	(31)	(31)

Net income (loss) available to common shareholders	$2,319	$389	$716	$(25)	$3,349	$2,772	$2,937
Average equity	$8,450	$3,250	$4,100	$2,800	$18,600	$17,800	$17,550
less: Unattributed equity	—	—	—	2,300	2,300	1,100	1,000
less: Goodwill and intangible capital	2,600	1,300	950	—	4,850	5,400	5,550
Average risk capital (4)	$5,850	$1,950	$3,150	$500	$11,450	$11,300	$11,000

Return on equity (ROE)	27.5%	12.0%	17.4%	(.9)%	18.0%	15.6%	16.7%
Return on risk capital (RORC)	39.6%	19.9%	22.8%	n.a.	29.3%	24.6%	26.5%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Business segment return on equity and RORC are calculated on a continuing basis only. Total (consolidated) return on common equity and RORC include continuing and discontinued operations.

(3)	Preferred dividends include a net gain on redemption of preferred shares.

(4)	Average risk capital includes credit, market (trading and non-trading), insurance, operational, business and fixed assets risk capital. For further details refer to the Capital management section.

n.a.	Not available

18 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Results excluding Enron litigation reserve
The following table provides a reconciliation of non-interest expense, income taxes, net income, and diluted EPS for continuing operations and consolidated results.
     We believe that these non-GAAP financial measures provide investors with supplemental information that may be useful to them in understanding our ongoing operations. These and certain other non-GAAP financial measures facilitate analysis of our financial performance without the impact of certain items that may obscure underlying trends.

Results excluding Enron litigation reserve	Table 14

	RBC Consolidated
			Excluding
		Enron	Enron
		litigation	litigation
(C$ millions, except per share amounts) For the year ended October 31, 2005	GAAP	reserve	reserve

Continuing operations
Non-interest expense	$11,388	$591	$10,797
Income taxes	1,278	265	1,543

Net income from continuing operations	$3,437	$326	$3,763
Net loss from discontinued operations	$(50)	$—	$(50)

Net income	$3,387	$326	$3,713

Diluted earnings per share from continuing operations	$5.21	$.50	$5.71
Diluted earnings per share	$5.13	$.50	$5.63

Taxable equivalent basis
Starting in the third quarter of 2005, net interest income, revenue and net income before income taxes have also been reported on a taxable equivalent basis (teb) in our RBC Capital Markets segment. Total revenue, the efficiency ratio and net interest margin at the consolidated level(1) are also presented on a taxable equivalent basis to reflect the RBC Capital Markets taxable equivalent basis adjustment. These taxable equivalent basis amounts and ratios are non-GAAP measures. The taxable equivalent basis adjustment grosses up net interest income from Canadian taxable dividends to their effective taxable equivalent value. These amounts have been increasing over the last three years in conjunction with our expansion of certain trading strategies and businesses. We believe this adjustment increases the comparability of revenue and related ratios across taxable and tax-advantaged sources and enables a more meaningful comparison with other financial institutions. However, it should be noted that tax-advantaged sources may not be similarly adjusted at other financial institutions, potentially limiting the usefulness of this comparison.
     The following table provides a reconciliation of total revenue, net interest income and net income before income taxes on a taxable equivalent basis for the RBC Capital Markets segment.

(1)	The consolidated measures only reflect related adjustments in the RBC Capital Markets segment as the other segments do not undertake activities that we include in this measure.

Revenue reconciliation for RBC Capital Markets	Table 15

	2005		2004		2003
(C$ millions)	GAAP	teb	GAAP	teb	GAAP	teb

Net interest income	$466	$466	$772	$772	$576	$576
Tax equivalent basis (teb) adjustment	—	109	—	55	—	35

Net interest income	$466	$575	$772	$827	$576	$611
Non-interest income	3,409	3,409	3,048	3,048	3,135	3,135

Total revenue	$3,875	$3,984	$3,820	$3,875	$3,711	$3,746

Net income before income taxes	$708	$708	$1,070	$1,070	$1,080	$1,080
Taxable equivalent basis (teb) adjustment	—	109	—	55	—	35

Net income before income taxes	$708	$817	$1,070	$1,125	$1,080	$1,115

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 19

RBC CANADIAN PERSONAL AND BUSINESS
•	Net income increased by $285 million or 14% reflecting strong revenue growth across all business lines.

•	Volume growth across all our business lines.

•	Recorded a charge of $203 million related to estimated net claims for hurricanes Katrina, Rita and Wilma.
The RBC Canadian Personal and Business segment consists of our banking and wealth management businesses in Canada and our global insurance businesses. This segment provides financial products and services to over 13 million individual and business clients through our extensive branch, automated banking machine, online and telephone banking networks, as well as through a large number of proprietary sales forces and investment advisors in addition to a wide-ranging third-party network of independent insurance distributors. This segment is comprised of Personal Banking, Business and Commercial Banking, Cards and Payment Solutions, Wealth Management and Global Insurance.
Strategy
In 2005, we focused on the following three key strategies to help achieve our goals and to distance ourselves from our competitors:
•	Building upon our distribution capabilities, breadth of products and services and client insights;

•	Focusing on delivering a superior client experience by providing better, faster and more responsive services to our clients; and

•	Leveraging our leading positions in banking, wealth management and insurance to develop key growth areas and enhance relationships with key client groups.
Economic and market review
In Canada, strong economic performance was driven by low interest rates, solid business and household balance sheets and employment gains, which resulted in increased demand for consumer and business loans and related financing products and favourable credit conditions. Our deposit business remains pressured due to the low interest rates and competition from niche players. Strong capital markets during the year benefited the wealth management business as transaction volumes and client assets continued to increase.

RBC Canadian Personal and Business financial performance	Table 16

(C$ millions, except percentage amounts)	2005	2004	2003

Net interest income	$5,381	$4,870	$4,784
Non-interest income	7,169	6,353	5,573
Total revenue	$12,550	$11,223	$10,357
Non-interest expense	5,872	5,630	5,379
Provision for credit losses (PCL)	542	410	482
Insurance policyholder benefits, claims and acquisition expense	2,625	2,124	1,696
Business realignment charges	7	63	—
Net income before income taxes (1)	$3,504	$2,996	$2,800
Net income	$2,337	$2,052	$1,844

Key ratios
Return on equity (ROE) (2)	27.5%	24.8%	22.3%
Return on risk capital (RORC) (2)	39.6%	37.7%	34.3%
Net interest margin (NIM)	3.22%	3.20%	3.43%
Operating leverage (excluding Global Insurance) (3)	6.0%	(.4)%	.1%
Selected balance sheet data (average balances)
Total assets	$167,200	$152,200	$139,600
Deposits	138,800	133,700	126,400
Attributed equity (2)	8,450	8,200	8,200
Risk capital (2)	5,850	5,400	5,350

Credit information
Gross impaired loans (GILs)	$495	$633	$743
GILs as a % of average loans and acceptances	.33%	.46%	.59%
Specific PCL as a % of average loans and acceptances	.36%	.35%	.38%
Other information
Number of employees (full-time equivalent)	27,045	27,366	27,199

(1)	Net income before income taxes and non-controlling interest.

(2)	Average attributed equity and Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.

(3)	Defined as the difference between revenue growth rate and non-interest expense growth rate for the segment excluding Global Insurance due to the nature of its business.
2005 vs. 2004
Net income increased $285 million or 14% from a year ago. The increase was mainly due to strong revenue growth across all of our business lines, which was partially offset by the impact of reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma and higher costs in support of the increased sales and service personnel in our Canadian branch network. Higher provisions for credit losses largely reflecting a $78 million reversal of general allowance that was recorded in the prior period, also offset the increase.
     Total revenue increased by $1,327 million or 12% over the prior year largely due to strong growth in our disability insurance business, which has included UnumProvident since May 1, 2004, and higher volumes in lending and deposits. The increase also resulted from robust mutual fund sales, increased brokerage and investment management fees related to higher client assets, transaction volumes and higher service fees.
     Non-interest expense increased by $242 million or 4% primarily due to higher levels of sales and service personnel in our distribution network, increased variable compensation due to strong business performance and higher benefit costs. Higher advertising and new program costs in support of our business growth also contributed to the increase.

20 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

     The increase of $132 million in the provision for credit losses largely reflects a $78 million reversal of general allowances that was recorded in the first quarter of 2004 and higher provisions commensurate with higher loan volumes.
     Insurance policyholder benefits, claims and acquisition expense increased $501 million or 24% over the prior year. This increase was due to higher business volumes in the disability insurance business, which has included UnumProvident since May 1, 2004, and the impact of reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma.
     Average assets increased by $15 billion or 10% largely due to the strong growth in loans over the prior year, which was driven largely by the low interest rate environment in 2005, solid business and household balance sheets and employment gains.
2004 vs. 2003
Net income increased $208 million or 11% from a year ago mainly reflecting strong volume growth in loans and deposits and lower provisions for credit losses, which were offset by higher benefit and other compensation costs.
     Total revenue increased by $866 million or 8% over the prior year, as strong growth in loans and deposits and higher fee income were partly offset by a narrower net interest margin. Growth in our disability insurance business, which has included UnumProvident since May 1, 2004, stronger credit card revenue due to higher spending volumes and higher mutual fund revenue due to higher net sales and capital appreciation also contributed to the increase.
     Non-interest expense increased by $251 million or 5% due to higher benefit costs primarily reflecting pension and postretirement benefit expenses and other compensation costs.
     Provision for credit losses decreased by $72 million or 15% reflecting the $78 million reversal of the general allowance in 2004.
     Insurance policyholder benefits, claims and acquisition expense increased $428 million or 25% over 2003, due to higher volumes in the disability insurance business, which included UnumProvident for six months in 2004. This was partially offset by lower costs associated with the loss of revenue from a non-renewed block of reinsurance business in 2004.
2006 Outlook and priorities
The Canadian economy continues to be robust as employment rates remain at near record highs. We expect the Bank of Canada to continue to increase interest rates in a measured fashion in light of the strong economic fundamentals and the increasing degree of excess demand in order to keep core inflation close to the target rate of 2%. Given the rising interest rate environment, we believe that housing construction is past its peak and is moving back into line with a more sustainable long-run performance. Fuelled by a low inflation environment, a more accommodative monetary policy and sharply higher commodity prices, real GDP growth is expected to increase from 2.9% in 2005 to 3.4% in 2006.
Our key priorities for 2006 include:

•	Optimizing our extensive distribution capabilities to provide our clients with the right product through the right channel at the right time;

•	Simplifying structures and streamlining processes for everything from account openings to credit approvals in order to reduce duplication and overlap to make it easier for our clients to do business with us; and

•	Expanding and focusing on areas that offer above-average growth potential such as insurance, asset management, credit cards, brokerage, and key markets to accelerate revenue growth.
BUSINESS LINE REVIEW
PERSONAL BANKING
Personal Banking focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of products and services including home equity and automotive financing, personal loans and lines of credit, as well as core deposit accounts.
Personal Banking revenue increased by $315 million or 10% over the prior year due to strong demand for credit, supported by the low interest rate environment, strong household balance sheets and employment gains. These conditions drove average personal loans higher by 13%. The strong housing market contributed to an increase in average residential mortgage balances of 11% over the prior year. Average deposit balances grew by 4% over the prior year despite an increasingly competitive market.

Selected highlights	Table 17

(C$ millions)	2005	2004	2003

Total revenue	$3,432	$3,117	$3,122
Average residential mortgages (1)	89,500	80,300	72,600
Average personal loans	30,600	27,000	24,200
Average deposits	31,900	30,800	28,700
Number of new accounts opened (thousands)	740	715	662

(1)	Includes loans originated and serviced by RBC Royal Bank that have been securitized.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 21

BUSINESS AND COMMERCIAL BANKING
Business and Commercial Banking offers a wide range of lending, leasing, deposit and transaction products and services to small and medium-sized businesses, and commercial, farming and agriculture clients across Canada. Trade-related products, services and counsel are also provided to Canadian and international clients to assist them in the conduct of their import and export operations domestically and around the globe.
Business and Commercial Banking revenue increased by $129 million or 7% over the prior year largely reflecting strong business deposit and loan growth. Average business loans and average business deposits each grew by 8%, underpinned by favourable economic conditions.

Selected highlights	Table 18

(C$ millions)	2005	2004	2003

Total revenue	$2,004	$1,875	$1,849
Average business loans	32,400	30,100	28,800
Average business deposits	42,400	39,200	35,800

CARDS AND PAYMENT SOLUTIONS
Cards and Payment Solutions provides a wide array of convenient and customized credit cards and related payment products and solutions.
Cards and Payment Solutions revenue increased by $172 million or 13% over the prior year due to increased new clients as a result of our ongoing initiatives to enhance our competitive offerings. These efforts resulted in strong growth in average card balances of 11%. We also experienced strong growth in net purchase volumes of 17% reflecting continued consumer confidence.

Selected highlights	Table 19

(C$ millions)	2005	2004	2003

Total revenue	$1,522	$1,350	$1,170
Average card balances (1)	8,800	7,900	6,900

(1)	Includes loans originated and serviced by RBC Royal Bank that have been securitized.

22 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

WEALTH MANAGEMENT
Wealth Management provides investment and trust products and services through our branch network of licensed mutual fund salespeople, as well as through full-service and self-directed brokerage, asset management, trust services, investment counselling and private banking.
Wealth Management revenue increased by $279 million or 14% over the prior year as a result of strong mutual fund and full-service brokerage performance. Long-term mutual fund sales were at record levels throughout the year and coupled with strong capital appreciation resulted in Assets under Management increasing 22%. Full-service brokerage benefited from strong capital market performance and contributed to the 13% increase in Assets under Administration.

Selected highlights	Table 20

(C$ millions)	2005	2004	2003

Total revenue	$2,290	$2,011	$1,860
Long-term mutual fund net sales	6,077	3,882	365
Assets under administration	166,200	147,600	136,900
Assets under management	63,100	51,900	47,900

GLOBAL INSURANCE
Global Insurance offers a wide range of life, creditor, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S., as well as reinsurance for clients around the world. These products and services are offered through a wide variety of distribution channels, including the telephone, independent brokers, travel agents, a proprietary sales force and the Internet.
     Net income before income taxes decreased by $60 million or 25% primarily reflecting the net reserves of $203 million (before- and after-tax) for estimated claims from hurricanes Katrina, Rita and Wilma. This was partially offset by business growth, improved claims experience in the individual disability, property and casualty business and the impact of the sale of Liberty Insurance Services which occurred in the first quarter of 2005.
     Total revenue increased by 15% over the prior year, reflecting growth in our disability business, which has included UnumProvident since May 1, 2004, and growth in other lines of business, partially offset by the sale of Liberty insurance services.
     Non-interest expense was flat compared to 2004. Lower costs due to the sale of Liberty Insurance Services in the first quarter of 2005, as well as savings from the Client First Initiative, were offset by growth in our disability insurance business, which has included UnumProvident since May 1, 2004.
     Insurance policyholder benefits, claims and acquisition expense increased $501 million or 24% over the prior period primarily due to higher business volumes in the disability insurance business, which has included UnumProvident since May 1, 2004, and the impact of estimated net claims for hurricanes Katrina, Rita and Wilma. Net increases in Life insurance reserves reflecting decreases in long-term interest rates, a change in the tax treatment of certain invested assets and higher policy maintenance costs also contributed to the increase. These items were partially offset by a net decrease in Health insurance reserves attributable to improved disability claims and termination experience.
Insurance claims and policy benefit liabilities increased 10% over the prior year. The primary factors were business growth and the net increase in our Reinsurance reserves, which mainly reflected estimated net claims related to hurricanes Katrina, Rita and Wilma. In addition, as a result of certain actuarial claim and termination studies and review of various actuarial assumptions completed during the year we also recorded a net decrease of $54 million of insurance reserves. This amount was comprised of a net decrease in our Health insurance reserves of $378 million offset by a net increase of $324 million primarily in Life Insurance reserves. The net change in Health reserves mainly reflects the favourable impact of improved disability claim and termination experience. The net change in Life Insurance reserves was mainly a result of the decrease in long-term rates and changes in the tax treatment of certain invested assets and higher policy maintenance costs.

Selected highlights	Table 21

(C$ millions)	2005	2004	2003

Total revenue	$3,302	$2,870	$2,356
Non-interest expense	501	501	483
Insurance policyholder benefits, claims and acquisition expense	2,625	2,124	1,696
Net income before income taxes	177	237	177
Insurance claims and policy benefit liabilities	7,117	6,488	4,775
Other selected information (in thousands)
Canadian life and health policies in force and certificates (1)	2,245	2,203	1,555
U.S. life policies in force	1,860	1,976	2,185
Home and auto — personal lines policies in force	233	193	132
Travel-coverages	2,323	2,121	2,388

(1)	Excludes Accidental Death and Dismemberment no longer marketed.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 23

RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS (CONTINUING OPERATIONS)
•	Net income of $395 million in 2005 increased 63% over the prior year, reflecting strong improvement in earnings across all businesses.

•	Significant progress was made in repositioning our U.S. Banking operations, with RBC Centura generating both strong revenue growth and cost savings in U.S. dollar terms.

•	Continued progress in executing on our Wealth Management strategies led to strong earnings growth at RBC Dain Rauscher and Global Private Banking.
The RBC U.S. and International Personal and Business segment consists of banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. This segment is comprised of Wealth Management, which includes Global Private Banking and certain activities of RBC Dain Rauscher (the fixed income business is reported in RBC Capital Markets as part of its Global Markets) and Banking, which includes our U.S. and Caribbean banking operations.
Strategy
Building on our strengths in banking and wealth management in the United States and Caribbean and private banking globally, our strategy is to:
•	Leverage the global resources of RBC to develop local solutions for our individual and business clients;

•	Focus on businesses, business owners and professionals to build a leading banking position in the Southeast U.S. market;

•	Enhance our market position in the Caribbean; and

•	Develop a broad range of integrated advisory and balance sheet solutions for wealth management clients across the U.S. and globally.
Economic and market review
The U.S. economy experienced solid growth in 2005 and relatively low interest rates by historical standards, although interest rates did continue to rise during the year. These conditions supported demand for consumer and business loans, as well as the credit quality of our loan portfolio. The U.S.-based equity market indices increased during 2005, although retail investor trading activity became relatively flat in the second half of the year. Internationally, solid economic growth in many regions, including the Caribbean, supported loan and deposit growth.

RBC U.S. and International Personal and Business financial performance	Table 22

(C$ millions, except percentage amounts)	2005	2004	2003

Net interest income	$1,098	$1,019	$1,119
Non-interest income	1,725	1,767	1,780

Total revenue	$2,823	$2,786	$2,899
Non-interest expense	2,226	2,360	2,348
Provision for credit losses (PCL)	51	80	78
Business realignment charges	(2)	23	—
Net income before income taxes (1)	$548	$323	$473
Net income	$395	$242	$340

Key ratios
Return on equity (ROE) (2)	12.0%	6.2%	9.4%
Return on risk capital (RORC) (2)	19.9%	10.4%	16.9%
Selected balance sheet data (average balances)
Total assets	$37,800	$37,200	$38,100
Loans and acceptances	20,500	18,800	18,800
Deposits	33,300	33,100	32,100
Attributed equity (2)	3,250	3,800	3,550
Risk capital (2)	1,950	2,300	1,950

Credit information
Gross impaired loans as a % of average loans and acceptances	.79%	1.17%	1.14%
PCL as a % of average loans and acceptances	.25%	.43%	.41%
Other information
Number of employees (full-time equivalent)	10,569	10,698	10,134

(1)	Net income before income taxes and non-controlling interest.
(2)	Average attributed equity and Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.
Impact of USD translation on selected items

	2005 vs.	2004 vs.
	2004	2003

Total revenue (lower) higher	$(195)	$(204)
Wealth Management (lower) higher	(118)	(133)
Banking (lower) higher	(77)	(71)
Non-interest expense lower (higher)	147	178
Net income (lower) higher	(34)	(18)

2005 vs. 2004
Net income increased $153 million or 63% from 2004, mainly reflecting strong earnings growth in both our Banking and Wealth Management operations, despite the negative impact of the strengthening of the Canadian dollar on translation of U.S. dollar-denominated earnings, which reduced the converted value of net income by $34 million. The prior year included $23 million ($14 million after-tax) of business realignment charges in the fourth quarter.
     Revenue increased 1% (10% in U.S. dollars) over the prior year.
Wealth Management revenue increased 1% (9% in U.S. dollars) largely

24 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

due to higher investment management fees, the favourable effect of the positive mark-to-market of securities and derivatives held to economically hedge the stock-based compensation plan at RBC Dain Rauscher and higher private banking net interest income. These items were partially offset by weaker brokerage revenue from client trading. Banking revenue improved 2% (11% in U.S. dollars) primarily as a result of strong loan and deposit growth, which was partially offset by the $35 million gain from the sale of our merchant acquiring card portfolio to Moneris recorded in the prior year.
     Non-interest expense declined 6% (increased 2% in U.S. dollars), primarily reflecting the positive impact of the stronger Canadian dollar on the translation of the U.S. dollar-denominated expenses and the $33 million valuation allowance recorded in the prior period relating to certain mortgage loans believed to have been fraudulently originated in 2001 and 2002. Ongoing cost-containment efforts also contributed to the decrease. The decrease in expenses was partially offset by an increase in stock-based compensation, reflecting strong stock appreciation and higher variable compensation on better performance of our core businesses.
     Provision for credit losses decreased $29 million or 36% largely reflecting improved credit quality of our loan portfolio and favourable economic conditions.
2004 vs. 2003
Net income declined $98 million or 29% from 2003, mainly reflecting an earnings decline in our U.S. banking operations.
     Revenue declined 4% (increased 5% in U.S. dollars) from the prior year. Wealth Management revenue increased 1% (10% in U.S. dollars), reflecting stronger brokerage activity both at RBC Dain Rauscher and Global Private Banking. Banking revenue declined 10% (decreased by 2% in U.S. dollars), as strong loan growth at RBC Centura was more than offset by lower returns in our investment portfolio and the negative impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated revenue.
     Non-interest expense increased 1% (10% in U.S. dollars), reflecting higher staff costs, particularly variable compensation, and the $33 million valuation allowance noted above, largely offset by the positive impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated expenses.
2006 Outlook and priorities
We expect solid economic conditions in the U.S. and internationally will continue to support growth in each of our businesses. In addition, our focus on revenue and cost management initiatives should also yield favourable results.
Our key priorities for 2006 are to:

•	Significantly enhance RBC Centura’s performance through continued implementation of its local accountability model, optimization and transformation initiatives, and business and commercial banking strategies;

•	Build on our solid Caribbean results, by deepening client relationships;

•	Accelerate growth at RBC Dain Rauscher, focusing on its primary financial advisor strategy, enhanced wealth management solutions and financial consultant hiring and retention; and

•	Continue to grow Global Private Banking through its integrated service model, added distribution and expanded product offerings.
BUSINESS LINE REVIEW
WEALTH MANAGEMENT
Wealth Management offers investment, advisory and asset management services to individuals, and clearing and execution services to small and mid-sized independent broker-dealers and institutions in the U.S. through RBC Dain Rauscher. Internationally, Global Private Banking provides high net worth individuals and corporate clients with private banking and credit, trust services, discretionary investment management, full-service brokerage and global custody and fund administration.
Revenue in 2005 increased 1% (9% in U.S. dollars) compared to the prior year, as higher investment management fees, the favourable effect of the positive mark-to-market of securities and derivatives held to economically hedge the stock-based compensation plan at RBC Dain Rauscher and higher private banking net interest income were largely offset by the negative impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated revenue and lower brokerage revenue from client trading. Assets under administration and assets under management were flat and 2% higher, respectively (increased 3% and 6% in U.S. dollars, respectively) over 2004, reflecting continued execution of our strategy to deliver relationship-based, integrated, wealth management solutions, offset by the negative impact of the stronger Canadian dollar on the translation of U.S. dollar- and British pound-denominated assets.

Selected highlights	Table 23

(C$ millions)	2005	2004	2003

Total revenue	$1,708	$1,694	$1,685
Other information
Assets under administration	$234,300	$233,700	$241,200
Assets under management	42,300	41,300	40,500

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 25

BANKING
Banking comprises our U.S. and Caribbean banking operations. These businesses offer a broad range of banking products and services to personal and business clients in their respective markets.
Banking revenue in 2005 increased 2% (11% in U.S. dollars) over the prior year, despite the negative impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated revenue, which reduced the converted value of revenue and the $35 million gain from the sale of our merchant acquiring card portfolio to Moneris recorded in the first quarter of 2004. This growth was primarily driven by strong loan and deposit growth (16% and 9%, respectively) in U.S. dollar terms, particularly at RBC Centura.

Selected highlights	Table 24

(C$ millions)	2005	2004	2003

Total revenue	$1,115	$1,092	$1,214
Selected balance sheet data (average balances)
Average loans and acceptances	17,200	16,000	15,800
Average deposits	18,800	18,700	18,300
Number of:
Automated banking machines	371	372	345
Branches	315	317	282

RBC CAPITAL MARKETS
•	Net income down 9%.

•	Revenue (teb) growth of 3% despite challenging market conditions and a strengthening Canadian dollar.

•	Executed on our strategy to be a top-tier global fixed income provider by integrating the fixed income business of Dain Rauscher.

•	In the U.S. we continued to build our mid-market client base, particularly in energy and real estate, advancing our strategy to be a leading provider in this market.
The RBC Capital Markets segment provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. This segment is comprised of Global Markets, Global Investment Banking and Equity Markets, Institutional & Investor Services and Other.
Strategy
In the pursuit of establishing a strong global franchise, our strategy is:
•	Advance our leadership in Canada;

•	Achieve a sustainable leadership in the U.S. mid-market;

•	Become a leading trader and structurer of converging asset classes; and

•	Build a top-tier global income bank.
Economic and market review
During the year the wholesale banking industry was adversely affected by challenging market conditions, which deteriorated as the year progressed. In Canada increased competition from U.S. investment banks was also a factor. Trading businesses remained under pressure for most of the year as a result of difficult equity market conditions, a flat yield curve environment, the effects on financial markets from the hurricane season and a weakened outlook for the hedge fund sector. Debt origination activity increased, buoyed by low interest rates and the change in Income Tax Act (Canada) removing limits on foreign investment. Growth in equity origination activity was primarily driven by income trusts and structured products. Excluding income trusts and structured products, traditional equity financing volumes were below 2004 levels while mergers and acquisition activity improved in Canada. The credit markets were active, creating highly competitive pricing conditions in the low interest rate environment. High and rising oil and commodity prices contributed to a strengthening of the Canadian dollar relative to the U.S. dollar and British pound.

26 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

2005 vs. 2004
Net income decreased $76 million or 9% over the same period a year ago, primarily due to the Enron litigation reserve of $591 million ($326 million after-tax). The effect of the lower translated value of U.S. dollar- and British pound-denominated earnings due to the relative strengthening of the Canadian dollar also contributed to the decline. This decrease was partly offset by moderate revenue growth, a lower effective tax rate resulting from increased earnings in lower tax jurisdictions, lower compensation costs and the Rabobank settlement costs incurred in the prior year.
     Total revenue (teb) increased $109 million or 3%. The increase was primarily due to higher global debt origination and higher equity originations in Canada, mainly income trusts and structured products. Also contributing to the increase was $47 million from the sale of an Enron-related claim. Partially offsetting the increase was lower trading revenue in challenging market conditions. Also contributing to the decline was the negative impact of the lower translated value of U.S. dollar- and British pound-denominated revenue of $172 million. Net interest income (teb) declined primarily due to increased volumes and higher rates on funding positions related to certain equity trading strategies and spread compression and reduced volumes in our lending portfolios. Non-interest income increased mainly due to an increase in equity trading asset levels and higher debt and equity originations.
     Non-interest expense increased $426 million or 15%, largely reflecting the Enron litigation reserve of $591 million and the Enron MegaClaims bankruptcy settlement costs of $60 million, partly offset by a $119 million reduction in the translated value of U.S. dollar- and British pound-denominated expenses, lower compensation costs, and Rabobank settlement costs and business realignment charges incurred in the prior year.
     Recoveries of credit losses of $91 million reflected higher corporate recoveries in the current period. This compares to a recovery of $108 million a year ago, which largely comprised a $99 million reversal of the general allowance.
     Average assets grew by $10 billion or 5% primarily due to increased trading assets related to growth in certain equity trading strategies. Loans and acceptances decreased $1 billion or 5% primarily due to the continued run-off of our non-core lending volumes and lower utilization rates of authorized credit facilities. Deposits increased $11 billion or 12% due to the increased funding requirement associated with growth in trading securities in support of certain trading strategies. Credit quality continued to be strong. Gross impaired loans decreased by $288 million or 71% from last year primarily reflecting the favourable credit market conditions and the resolution of a number of corporate accounts.
2004 vs. 2003
Net income increased $107 million or 15% from a year ago, primarily due to robust origination activity, solid mergers and acquisition activity, higher returns from private debt and equity investments and recovery of credit losses in 2004.
     Total revenue (teb) increased $129 million or 3%. The increase mainly resulted from improved returns on private debt and equity investments, improved equity origination activity across all our markets, higher debt origination activity in the U.S. and solid mergers and acquisition activity in Canada. These increases more than offset the $118 million negative effect of the lower translated value of U.S. dollar- and British pound-denominated earnings due to the relative strengthening of the Canadian dollar in 2004 and lower trading revenue, primarily in the fixed income business.
     Non-interest expense increased $389 million or 16%, largely reflecting the Rabobank settlement costs incurred in 2004. Higher variable compensation, resulting from improved business performance, legal costs associated with the Enron litigation and relocation expenses for RBC Capital Markets’ London office also contributed to this increase.
     Recovery of credit losses of $108 million in 2004, which largely reflected a $99 million reversal of the general allowance, compared to the $189 million provision for credit losses in the prior year.

RBC Capital Markets financial performance	Table 25

(C$ millions, except percentage amounts)	2005	2004	2003

Net interest income (teb) (1)	$575	$827	$611
Non-interest income	3,409	3,048	3,135
Total revenue (teb) (1)	$3,984	$3,875	$3,746
Non-interest expense	3,257	2,831	2,442
Provision for (recovery of) credit losses (PCL)	(91)	(108)	189
Business realignment charges	1	27	—
Net income before income taxes (teb) (1), (2)	$817	$1,125	$1,115
Net income	$725	$801	$694

Key ratios
Return on equity (ROE) (3)	17.4%	19.0%	15.6%
Return on risk capital (RORC) (3)	22.8%	25.6%	20.9%
Selected balance sheet data (average balances)
Total assets	$229,200	$219,200	$200,800
Trading securities	109,600	91,100	75,300
Loans and acceptances	17,600	18,600	25,000
Deposits	98,900	88,400	80,800
Attributed equity (3)	4,100	4,200	4,400
Risk capital (3)	3,150	3,100	3,300
Credit information
Gross impaired loans (GIL)	$118	$406	$788
GIL as a % of average loans and acceptances	.67%	2.18%	3.15%
Specific PCL as a % of average loans and acceptances	(.52)%	(.05)%	.76%
Other selected balances
Number of employees (full-time equivalent)	4,613	4,586	4,399

(1)	Total revenue (teb), net interest income (teb) and net income (teb) before income taxes are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

(2)	Net income before income taxes and non-controlling interest.

(3)	Average attributed equity and Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
2006 Outlook and priorities
The outlook for capital markets in Canada and the U.S. is mixed as softer economic conditions, rising interest rates and a weaker outlook for the hedge fund industry are expected to dampen the demand for new issues and advisory services, while exerting downward pressure on trading businesses. Equity markets and originations are forecast to be relatively flat. The outlook for U.S. and international debt based businesses is positive as the yield curve shifts upward. Mergers and acquisition activity is also anticipated to increase. The Canadian dollar is expected

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 27

to weaken against the U.S. and other foreign currencies as commodity and energy prices begin to ease. We expect that our performance will improve modestly in 2006, driven by growth in our U.S. and international debt businesses and increased activity in investment banking in the U.S. Our deal pipeline in Canada and the U.S. is encouraging. The development of new trading and product strategies within Global Markets is expected to mitigate reduced trading opportunities. Credit market conditions are expected to remain favourable though the level of loan recovery opportunities is expected to decrease. A highly competitive lending environment is anticipated to continue to fuel spread compression in our lending portfolios.
Our key priorities for 2006 are to:
•	Advance our leadership position as a premier Canadian investment bank by providing a seamless North American platform to facilitate cross-border transactions;

•	Build a top-tier specialized investment-grade business in the U.S. by leveraging existing product capabilities with the U.S. Debt Markets Group middle-market investor base;

•	Continue to invest in our proprietary trading, structuring and derivatives businesses; and

•	Achieve cost reductions through more efficient distribution driven by technology and convergence of sales forces.
BUSINESS LINE REVIEW
GLOBAL MARKETS
Global Markets is the centre for origination, trading and distribution of predominately investment grade fixed income, foreign exchange and derivative products. It also houses our proprietary trading operations, alternative asset and private equity businesses.
Revenue (teb) decreased by $27 million or 1% over the prior year primarily due to lower trading revenue and a reduction in the translated value of U.S. dollar and British pound revenue as a result of a stronger Canadian dollar. This decrease was largely offset by improved global debt origination.
     Trading-related revenue (teb) was down 8% on difficult equity market conditions, a flat yield curve environment, the effects of the hurricanes season and the subsequent impact on the financial markets, and weakened hedge fund sector performance. Debt origination and other revenue was up 33% primarily due to increased global debt issuance activity in part due to the change in Canadian pension fund legislation which increased foreign issuance in Canada.

Selected highlights	Table 26

(C$ millions)	2005	2004	2003

Total revenue (teb) (1)	$2,189	$2,216	$2,109
Trading-related	1,706	1,853	1,958
Origination & other	483	363	151

(1)	Total revenue (teb) is a non-GAAP financial measure. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
GLOBAL INVESTMENT BANKING AND EQUITY MARKETS
Global Investment Banking and Equity Markets (GIBEM) brings together investment banking and equity sales and trading to provide complete advisory and equity-related services to clients from origination, structuring and advising to distribution, sales and trading.
GIBEM revenue (teb) increased $36 million or 4% over the prior year primarily due to improved equity origination activity, improved performance in high yield businesses and moderate growth in M&A activity. Equity sales and trading results were also higher than the prior year reflecting improved performance in our cash equities business and solid distribution fees for new issues.
     Gross underwriting and advisory revenue was up $21 million or 4% in part due to a number of key transactions including Telus Corporation, SunGard Data Systems Inc., Southwestern Energy Company, Ace Aviation Holding Inc. and Terasen Inc. In 2005, the group advised on the three largest announced Canadian M&A transactions.

Selected highlights	Table 27

(C$ millions)	2005	2004	2003

Total revenue (teb) (1)	$975	$939	$857
Gross underwriting and advisory fees	592	571	380
Other	383	368	477

(1)	Total revenue (teb) is a non-GAAP financial measure. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

28 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

INSTITUTIONAL & INVESTOR SERVICES
Institutional & Investor Services (I&IS) provides custody and investment administration services to corporate and institutional investors worldwide.
     In 2005 we announced an agreement to combine our business with Dexia in a joint venture that will rank among the top 10 global custodians in the world. The combined business will offer a complete range of investor services to institutions around the world. The transaction, pending regulatory approvals, is expected to close in fiscal 2006.
     Revenue increased by $44 million or 10% over the prior year primarily due to growth in securities lending activity, foreign exchange activity and higher deposit revenue. Assets under administration increased by $158 billion or 13% year-over-year driven by strong global capital markets performance and business growth from new and existing clients.

Selected highlights	Table 28

(C$ millions)	2005	2004	2003

Total revenue (teb) (1)	$499	$455	$418
Assets under administration	1,361,100	1,202,900	1,096,200

(1)	Total revenue (teb) is a non-GAAP financial measure. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
OTHER
The Other line of business consists of National Clients group, Research, and, aggregated under Global Credit, the non-strategic lending portfolio and centralized management associated with the segment’s core lending portfolios.
     Revenue (teb) from Other of $321 million increased by $56 million or 21% over the prior year primarily due to $47 million related to the sale of an Enron-related claim and higher lending-related activity in the National Client group. The increase was partly offset by lower earnings from the strategic run-off of our non-core lending portfolio.
CORPORATE SUPPORT
Corporate Support segment activities include our global technology and operations group, corporate treasury and capital management, finance, human resources, risk management and other global functions. The reported results for the Corporate Support segment largely reflect consolidation adjustments and activities that are undertaken for the benefit of the organization and are not allocated to the business segments.
     Due to the nature of activities reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.
2005
Net loss for the year of $20 million largely reflected business realignment charges of $39 million, and mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by increased securitization activity and interest refunds relating to the resolution of disputed tax items for the 1993 to 1998 tax periods.
2004
Net loss of $72 million primarily reflected the $64 million in business realignment charges, a $42 million charge for equity losses on investments, a $68 million charge for consolidation adjustments to eliminate inter-company items such as underwriting fees, the $26 million write-down of an investment in AOL Canada and $19 million of costs relating to a processing disruption partially offset by increases in the values of certain derivative positions.

Corporate Support financial performance	Table 29

(C$ millions)	2005	2004	2003

Net interest income	$(175)	$(263)	$(143)
Non-interest income	142	236	164
Total revenue	$(33)	$(27)	$21
Non-interest expense	33	12	(4)
Recovery of credit losses	(47)	(36)	(28)
Business realignment charges	39	64	—
Net income (loss) before income taxes	$(58)	$(67)	$53
Net income (loss)	$(20)	$(72)	$77

Selected balance sheet data (average balances)
Total assets	$11,100	$9,600	$9,200
Attributed equity (1)	2,800	1,600	1,400

(1)	Attributed equity is calculated using month-end balances for the period.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 29

BALANCE SHEET ANALYSIS

Selected balance sheet data (period end)	Table 30

(C$ millions)	2005	2004

Trading account	$125,760	$89,322
Investment account and loan substitutes	34,735	39,624
Total securities	$160,495	$128,946
Assets purchased under reverse repurchase agreements and securities borrowed	$42,973	$46,949
Residential mortgages	91,043	81,998
Personal loans	41,045	36,848
Credit cards	6,200	6,456
Business and government loans	53,626	47,258
Total loans	$191,914	$172,560
Other assets	$65,399	$69,433
Total assets	$469,521	$426,222
Deposits	$306,860	$270,959
Other liabilities	$131,003	$126,585
Non-controlling interest in subsidiaries	$1,944	$58
Shareholders’ equity	$19,847	$17,904

2005 vs. 2004
Total assets increased $43.3 billion or 10% from a year ago. This is largely attributable to the increases in Total securities and Total loans.
     Total Securities increased $31.5 billion or 24% from a year ago as a result of an increase of $36.4 billion in trading balances in support of growth across several trading businesses which was partially offset by a decline in investment account and loan substitutes.
     Assets purchased under reverse repurchase agreements and securities borrowed decreased $4.0 billion or 8% from a year ago due to our efforts to manage client and collateral financing requirements more efficiently.
     Total Loans increased by $19.4 billion from the same period a year ago with increases in residential mortgages and personal and business loans reflecting continued loan demand in a low interest rate environment.
     Residential mortgages increased by $9.0 billion or 11% from a year ago (after $6.5 billion in securitizations during the year). This increase reflects high consumer housing demand.
     Personal loans were up $4.2 billion or 11%. The increase largely reflects continued growth in the secured and unsecured credit lines due to the low interest rate environment and strong consumer demand.
     Credit cards decreased $256 million or 4%. We securitized $1.2 billion of credit cards during this year, which offset the year-over-year volume growth in credit cards resulting from new product launches, strong utilization and rising client average balances.
     Business and government loans were up $6.4 billion or 13%. The increase largely reflects the higher utilization of operating lines by business and commercial clients domestically and new business internationally.
     Other assets were down $4.0 billion or 6%. This was primarily driven by a decrease in receivables from brokers and dealers due to reduced activities.
     Deposits increased $35.9 billion from the same period a year ago. This increase was largely driven by higher volume growth in business and government.
     Other liabilities increased $4.4 billion or 3%. The growth was mainly a result of an increase in business activities related to securities sold short.
     Non-controlling interest in subsidiaries increased $1.9 billion and consists primarily of our interest in innovative capital instruments issued by RBC Capital Trust of $1.2 billion and our non-controlling interest in variable interest entities of $703 million. Refer to Note 18 to our Consolidated Financial Statements.
     Shareholders’ equity was up $1.9 billion from the same period a year ago largely from retention of strong earnings despite higher dividend payments. Also partially offsetting the impact of our strong earnings growth was the negative impact of the stronger Canadian dollar on the translation of our foreign currency-denominated operations. The table below provides details on our common and preferred share balances in our Shareholders’ Equity and Preferred share liabilities. Refer to Note 17 to our Consolidated Financial Statements for additional information.

Share data and dividends	Table 31

	October 31			October 31			October 31
	2005			2004			2003
(C$ millions,
except number of shares	Number of		Dividends	Number of		Dividends	Number of		Dividends
and per share amounts)	shares (000s)	Amount	per share	shares (000s)	Amount	per share	shares (000s)	Amount	per share

First Preferred
Non-cumulative Series J	—	$—	$—	—	$—	$—	—	$—	$.90
US$ Non-cumulative Series K	—	—	—	—	—	—	—	—	US .80
Non-cumulative Series N (1)	12,000	300	1.18	12,000	300	1.18	12,000	300	1.18
Non-cumulative Series O (1)	6,000	150	1.38	6,000	150	1.38	6,000	150	1.38
US$ Non-cumulative Series P	—	—	US 1.26	4,000	132	US 1.44	4,000	132	US 1.44
Non-cumulative Series S (1)	10,000	250	1.53	10,000	250	1.53	10,000	250	1.53
Non-cumulative Series W (1)	12,000	300	.99	—	—	—	—	—	—

Total First Preferred		$1,000			$832			$832

Common shares outstanding	646,751	$7,170	$2.35	644,748	$6,988	$2.02	656,021	$7,018	$1.72
Stock options
Outstanding	18,241			22,372			24,803
Exercisable	14,432			16,401			15,415
Treasury shares — preferred	(91)	(2)		—	—		—	—
Treasury shares — common	(3,526)	(216)		(4,863)	(294)		—	—

(1)	As at October 31, 2005, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N and O was approximately 3,833,000 and 1,935,000, respectively. As at October 31, 2005, the First Preferred Shares Series S and W were not yet convertible.

30 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

     As at November 18, 2005, the number of outstanding common shares and stock options were 646,080,280 and 18,213,616, respectively. The number of other securities disclosed in Table 31 are unchanged.
Refer to Notes 17 and 20 to our Consolidated Financial Statements.
CAPITAL MANAGEMENT
Capital management framework
We actively manage our capital to balance the desire to maintain strong capital ratios and high ratings with the desire to provide strong returns to our shareholders. In striving to achieve this balance, we consider the requirements of regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and our relative position to board-approved capital ratio goals. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements.
     Our Capital management framework serves to define, measure, raise and invest all forms of capital in a co-ordinated and consistent manner. We manage and monitor our capital from three perspectives: (i) regulatory capital, (ii) Economic Capital and (iii) subsidiary capital. This co-ordinated approach to capital management serves an important business function, optimizing our capital usage and structure. It provides more efficient support for our business segments and clients and better returns to our shareholders while protecting our depositors and senior creditors.
Governance
The Board of Directors is responsible for the annual review and approval of our capital plan, including all capital transactions, in conjunction with our operating plan. The Audit Committee, as delegated by the Board of Directors, is responsible for the governance of capital management, which includes the review and ongoing monitoring of internal controls and the control environment as well as establishing and approving policies for their compliance with regulatory standards and internal objectives.
     The Asset and Liability Committee and Group Executive share management oversight responsibility for capital management and receive regular reports detailing compliance with the established limits and guidelines. In addition, the OSFI meets with our Audit Committee and the Conduct Review and Risk Policy Committee to discuss our policies and procedures regarding capital management.
     The Capital Management group is responsible for the design and implementation of policies for regulatory, economic and subsidiary capital management. Other key responsibilities include the monitoring and reporting of our capital position along with recommending and co-ordinating the execution of capital transactions.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 31

Risk-adjusted assets
Risk-adjusted assets, as shown in the table below, are determined by applying the OSFI prescribed rules to all on-balance sheet and off-balance sheet exposures. They also include an amount for the market risk exposure associated with our trading portfolio.
     Over the last year, risk-adjusted assets increased $14 billion to $197 billion, due primarily to strong mortgage and loan growth, the new OSFI guidelines regarding liquidity facilities and growth in market risk, primarily due to the structured credit business.

Risk-adjusted assets (1)	Table 32

			Risk-adjusted balance
		Weighted
	Balance	average of
(C$ millions, except percentage amounts)	sheet amount	risk weights (2)	2005	2004

Balance sheet assets
Cash and deposits with banks	$12,355	15%	$1,830	$1,833
Securities
Issued or guaranteed by Canadian or other OECD governments	23,815		48	30
Other	136,680	4%	5,278	7,062
Residential mortgages (3)
Insured	35,047	1%	385	390
Conventional	56,121	46%	25,592	24,561
Other loans and acceptances (3)
Issued or guaranteed by Canadian or other OECD governments	14,681	20%	2,991	2,828
Other	134,684	71%	95,639	88,412
Other assets	56,081	13%	7,014	7,852

	$469,464		$138,777	$132,968

		Credit	Credit
	Contract	conversion	equivalent
	amount	amount	amount

Off-balance sheet financial instruments
Credit instruments
Guarantees and standby letters of credit
Financial	$14,644	100%	$14,644	71%	$10,329	$12,627
Non-financial	4,142	50%	2,071	88%	1,825	1,503
Documentary and commercial letters of credit	685	20%	137	41%	56	46
Securities lending	48,750	100%	48,750	5%	2,299	2,158
Commitments to extend credit
Original term to maturity of 1 year or less	23,382	—	—	—	—	—
Original term to maturity of more than 1 year	32,837	50%	16,418	91%	14,968	13,828
Liquidity facilities
Original term to maturity of 1 year or less with general market disruption clause	188	—	—	—	—	—
Original term to maturity of 1 year or less without general market disruption clause	27,273	10%	2,727	100%	2,727	—
Original term to maturity of more than 1 year without general market disruption clause	1,573	50%	786	100%	786	—
Uncommitted amounts	44,915	—	—	—	—	—
Note issuance/revolving underwriting facilities	7	50%	3	100%	3	12

	$198,396		$85,536		$32,993	$30,174

Derivatives (4)	3,000,269		37,822	26%	9,696	8,030

Total off-balance sheet financial instruments	$3,198,665		$123,358		$42,689	$38,204

Total specific and general risk					15,538	12,237

Total risk-adjusted assets					$197,004	$183,409

(1)	Calculated using guidelines issued by the OSFI.

(2)	Represents the weighted average of counterparty risk weights within a particular category.

(3)	Amounts are shown net of allowance for loan losses.

(4)	Excludes amounts related to non-trading credit derivatives which are given guarantee treatment for credit risk capital purposes.
Regulatory capital and capital ratios
Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank of International Settlements. Regulatory capital is allocated into two tiers, with Tier 1 capital comprising the more permanent components of capital. Tier 1 capital consists primarily of common shareholders’ equity, non-cumulative preferred shares, and the eligible amount of innovative capital instruments less a deduction for goodwill. Tier 2 capital consists mainly of subordinated debentures, the eligible amount of excess innovative capital instruments that could not be included in Tier 1 capital and an eligible portion of the general allowance for credit losses. Total capital is defined as the total of Tier 1 and Tier 2 capital less deductions as prescribed by the OSFI.
     Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets derived from GAAP financial information. In 1999, the OSFI formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks need to operate within a leverage constraint and ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed the level prescribed by regulators.
     The components of regulatory capital and our regulatory capital ratios are shown in Table 33.

32 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory capital and capital ratios (1)	Table 33

(C$ millions, except percentage amounts)	2005	2004	2003

Tier 1 capital
Common equity (2)	$19,115	$17,349	$17,543
Non-cumulative preferred shares	997	832	832
Innovative capital instruments	2,835	2,300	2,300
Other Non-controlling interest in subsidiaries	28	27	27
Goodwill	(4,074)	(4,236)	(4,443)

	18,901	16,272	16,259

Tier 2 capital
Permanent subordinated debentures (3)	874	954	396
Other subordinated debentures (3)	7,234	7,131	5,847
Innovative capital instruments	567	—	—
General allowance	1,286	1,227	1,407

	9,961	9,312	7,650

Other deductions from capital
Investment in insurance subsidiaries	(2,642)	(2,532)	(2,143)
Other substantial investments	(293)	(302)	(371)
First-loss facility	(114)	(17)	(21)

Total capital	$25,813	$22,733	$21,374

Capital ratios
Tier 1 capital to risk-adjusted assets	9.6%	8.9%	9.7%
Total capital to risk-adjusted assets	13.1%	12.4%	12.8%
Assets-to-capital multiple	17.6 x	17.9 x	18.0 x

(1)	As defined in the guidelines issued by the OSFI.

(2)	This amount is shareholders’ equity less preferred shares of $700 million and other items of $32 million.

(3)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included above at their amortized value.
Tier 1 capital rose to $18.9 billion, an increase of $2.6 billion over last year. The increase was primarily due to strong internal capital generation, the issuance of $197 million of common shares due to the exercise of options and the net impact of the capital management activities described below. As well, cumulative unrealized foreign currency translation losses reduced common shareholders’ equity by $218 million, as a result of a strengthening of the Canadian dollar.
     Tier 2 capital increased in 2005 by $649 million. The increase was a result of our innovative capital issuance in excess of the amount eligible for inclusion in Tier 1 capital, as well as the net impact of the issuances and redemptions of subordinated debentures as detailed in our capital management activities.
     The increase in our regulatory capital and our active balance sheet management resulted in a strengthening of our Tier 1 and Total capital ratios. As at October 31, 2005, our Tier 1 and Total capital ratios were 9.6% and 13.1%, respectively, compared to 8.9% and 12.4% as at October 31, 2004. Throughout fiscal 2005, we maintained capital ratios that exceeded our goals of 8.0—8.5% for the Tier 1 capital ratio and 11—12% for the Total capital ratio.
     As at October 31, 2005, our assets-to-capital multiple was 17.6 times, which remains below the maximum permitted by the OSFI and compares to 17.9 times as at October 31, 2004.
Capital management activity
In 2005, we undertook several initiatives to effectively manage our capital.
Tier 1
In 2005, we repurchased 3 million common shares for $226 million, of which 1 million shares were repurchased for $63 million under our normal course issuer bid that expired in June 2005; and 2 million shares were repurchased for $163 million under our normal course issuer bid that commenced on June 23, 2005. The current normal course issuer bid, which runs for a one-year period, allows for the repurchase of up to 10 million common shares, representing approximately 1.5% of our outstanding common shares at October 31, 2005.
     On January 31, 2005, we issued $300 million of Non-cumulative First Preferred Shares Series W at $25 per share.
     On October 7, 2005, we redeemed all of the issued and outstanding US$100 million Non-cumulative First Preferred Shares Series P.
Tier 2
On March 22, 2005, we announced that, from time to time, we may purchase and cancel some or all of our outstanding $250 million debentures maturing in 2083, and some or all of our outstanding US$300 million debentures maturing in 2085.
     During the year, we purchased $3.5 million of the outstanding 2083 debentures and $83 million (US$68 million) of the outstanding 2085 debentures.
     On June 21 and July 14, 2005, we issued $500 million and $300 million, respectively, of subordinated debentures Series 9 under our Canadian Medium Term Note program.
     On August 15, 2005, we redeemed all of our $700 million of outstanding 6.40% subordinated debentures due August 15, 2010 for 100% of their principal amount plus accrued interest.
Innovative capital instruments
Innovative capital instruments, as defined by the OSFI guidelines, refer to instruments issued by a special purpose entity (SPE), which is a non-operating entity whose primary purpose is to raise capital. The OSFI guidelines limit the amount of innovative capital that can be included in Tier 1 and Tier 2 capital. We issue innovative capital instruments — Trust Capital Securities (TruCS) — through two SPEs, RBC Capital Trust and RBC Capital Trust II.
     On October 28, 2005, we issued $1.2 billion of Innovative Tier 1 capital through RBC Capital Trust, of which $537 million was included in Tier 1 capital, $567 million was included in Tier 2B capital with the remaining $96 million currently not recognized as capital. All our previously issued TruCS, totalling $2.3 billion, were fully included in Tier 1 capital. For a discussion and details related to the accounting treatment and terms of the RBC TruCS issuances, refer to Note 16 to our Consolidated Financial Statements.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 33

Dividends
Our common share dividend policy reflects our earnings outlook, desired payout ratios and the need to maintain adequate levels of capital to fund business opportunities. The targeted common share dividend payout ratio for 2005 was 40—50%. In 2005, the dividend payout ratio was 45%, down from 47% in 2004. Common share dividends during the year were $1.5 billion, up 16% from a year ago.
     The following table summarizes our capital activity in 2005, 2004 and 2003.

Selected capital management activity	Table 34

(C$ millions)	2005	2004	2003

Dividends
Common	$1,512	$1,303	$1,137
Preferred	42	31	31
Preferred shares issued	300	—	—
Preferred shares redeemed	(132)	—	—
Treasury shares net sales — common	132	10	—
Repurchase of common shares — normal course issuer bid (1)	(226)	(892)	(852)
Repurchase and cancellation of debentures (1)	(786)	(1,025)	(100)
Issuance of Trust Capital Securities (1)	1,200	—	900

(1)	For further details, refer to Notes 15, 16 and 17, respectively, to our Consolidated Financial Statements.
Hedging foreign currency-denominated operations
Rising U.S. dollar-denominated assets and deductions from regulatory capital have prompted the development of a policy regarding the hedging of our foreign exchange exposure with respect to our foreign operations. The objectives of our hedging policy are: (i) immunization of our consolidated regulatory capital ratios from currency fluctuations and (ii) mitigation of potential earnings volatility that might result at disposition of these foreign operations. The outcome is to promote orderly and efficient capital management to enable us to comply with regulatory requirements on an ongoing basis and maintain greater control over key capital ratios, thereby reducing the need for capital transactions in response to currency fluctuations.
Economic Capital
Economic Capital is management’s quantification of risks associated with our business activities. Economic Capital is attributed to each business segment in proportion to the risk inherent in the business activities. It provides directly comparable performance measurements through Return on equity (ROE) and Return on risk capital (RORC), which are described in detail in the Key financial measures (non-GAAP) section. It also aids senior management in strategic planning and resource allocation decisions and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial resources, recognizing that factors outside the scope of Economic Capital must be taken into consideration. Economic Capital is defined as the capital required to remain solvent and in business even under extreme market conditions, given our desire to maintain an AA debt rating. Economic Capital represents the shareholders’ perspective and drives the optimization of shareholder returns in terms of risk and reward.
     Economic Capital is a non-GAAP measure and its calculation and attribution involves a number of assumptions and judgments. The methodologies are continually monitored to ensure the Economic Capital framework is comprehensive, consistent, unbiased, supports decisions and creates the proper incentives. The identified risks for which we calculate Economic Capital are credit, market (trading and non-trading), operational, business and fixed asset and insurance risk. In addition, goodwill and intangibles are also underpinned by Economic Capital. See the Risk management section for further discussion of credit, market, operational and insurance risk. Business risk is the risk of loss due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, and reputational and strategic risks. Fixed asset risk is defined as the risk that the value of these assets will be less than their book value at a future date.

Economic Capital	Table 35

(C$ millions average balances)	2005	2004	2003

Credit risk	$5,069	$5,171	$5,503
Market risk (trading and non-trading)	2,210	2,068	1,592
Operational risk	2,364	2,213	2,168
Business and fixed asset risk	1,584	1,657	1,725
Insurance risk	214	166	620

Risk capital	$11,441	$11,275	$11,608
Goodwill and intangibles	4,855	5,449	5,542

Attributed capital (Economic Capital)	$16,296	$16,724	$17,150
Unattributed equity (1)	2,304	1,076	400

Common equity	$18,600	$17,800	$17,550

(1)	Equity in excess of Economic Capital is reported in the Corporate Support segment.
Attributed Economic Capital decreased $428 million year-over-year primarily driven by a decrease in Economic Capital underpinning Goodwill and intangibles, resulting from the impact of a stronger Canadian dollar on U.S. dollar-denominated assets and goodwill impairment charge related to discontinued operations. The decrease in Economic Capital underpinning Goodwill and intangibles was partially offset by an increase in Economic Capital attributed to market risk, operational risk and insurance risk. The growth in Economic Capital attributed to market risk was a result of an increase in capital underpinning interest rate risk in our non-trading portfolios, whereas growth in Economic Capital attributed to both operational risk and insurance risk was related to an increase in overall business activities.
     We remain well capitalized with current levels of qualified equity exceeding the Economic Capital required to underpin all of our risks.
Subsidiary Capital
Structured management of consolidated capital has become a key strategic objective as the amount of capital deployed in subsidiaries has

34 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

grown to build their business in response to pressures to maximize profits and returns to shareholders. Accordingly, regulatory bodies have focused on ensuring that for all internationally active banks, capital recognized in regulatory capital measurements is accessible by the parent entity. To meet these new regulatory requirements and facilitate the co-ordinated generation and allocation of capital across the organization, we have put in place a comprehensive subsidiary capital framework. This framework sets guidelines for defining capital investments in our subsidiaries and establishes minimum targets in relation to our total investment in those subsidiaries.
     While each of our subsidiaries has individual responsibility for calculating, monitoring and maintaining capital adequacy in compliance with the laws of its local jurisdiction, the Capital Management group is mandated to provide centralized oversight and consolidated capital base management across various entities.
Future developments
We closely monitor changes in the accounting framework and their potential impact on our capitalization levels through ongoing dialogue with our external auditors, other financial institutions, the Canadian Bankers Association and the OSFI. Several changes in accounting principles have either been introduced or are being proposed in the areas of financial instruments (as described in the Critical accounting policies and estimates section and Note 1 to our Consolidated financial statements), and requirements for contracts that can be settled in cash or shares to be settled in shares for the calculation of diluted EPS. These changes could significantly affect our capital requirements and activities.
Basel II capital accord
The implementation of the capital adequacy requirements for Basel II will begin with a parallel run in 2007 and full compliance is expected at the beginning of fiscal 2008. We are actively preparing for the implementation of the Basel II framework as detailed in the Risk management section.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit and liquidity risk, which are discussed in the Risk Management section.
Derivative financial instruments
Derivative financial instruments are primarily used in sales and trading activities to enable our clients to transfer, modify or reduce current or expected risks. These trading derivatives are fully recognized at their fair values on our consolidated balance sheets.
     We also use derivatives to manage our exposures to interest, currency, credit and other market risks. We may choose to enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement (economic hedges). These economic hedges are also carried at fair value on our consolidated balance sheets.
     Certain derivatives that are used to manage our risks are specifically designated and qualify for hedge accounting (accounting hedges). We apply hedge accounting to minimize significant unplanned fluctuations in earnings and cash flows caused by changes in interest rates or exchange rates. These hedging derivatives represent off-balance sheet items, as they are not carried at fair value.
     Notes 1 and 7 to our Consolidated Financial Statements provide more detail on our accounting for, and types of, derivatives. The following are the net fair values of the derivatives by category:

Derivatives	Table 36

(C$ millions)	2005	2004

On-balance sheet:
Trading derivatives	$(3,628)	$(3,521)
Economic hedges	(452)	148

Off-balance sheet:
Accounting hedges	386	389

Total net fair value	$(3,694)	$(2,984)

Special purpose entities
Special purpose entities (SPEs) are typically set up for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. They are not operating entities, and usually have no employees. SPEs may be variable interest entities (VIEs) as defined by the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). Refer to the Critical accounting policies and estimates section and Notes 1 and 6 to our Consolidated Financial Statements, for our consolidation policy and information about the VIEs that we have consolidated, or in which we have significant variable interests. Pursuant to the CICA Accounting Guideline 12, Transfers of Receivables (AcG-12), qualifying SPEs (QSPE) are legal entities that are demonstrably distinct from the transfer or, have limited and specified permitted activities, have defined asset holdings and may only sell or dispose of selected assets in automatic response to specified conditions.
     We manage and monitor our involvement with SPEs through our Structured Transactions Oversight Committee. Refer to the Risk Management section for further details.
Securitization of our financial assets
We periodically securitize our credit card receivables and residential and commercial mortgage loans primarily to diversify our funding sources and enhance our liquidity position. Gains and losses on securitizations are included in Non-interest Income.
Credit card receivables
We securitize a portion of our credit card receivables through an SPE on a revolving basis. The SPE is funded through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. This SPE meets the criteria for a QSPE and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating this SPE.
     We continue to service the credit card receivables sold to the QSPE and perform an administrative role for the QSPE. We also provide first-loss protection to the QSPE in two forms. We have an interest in the excess spread from the QSPE which is subordinate to the QSPE’s obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Therefore, our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE’s noteholders are affected. The present value of this excess spread is reported as a retained interest within Investment Account Securities on our consolidated balance sheets. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 35

Residential mortgage loans
We routinely securitize residential mortgage loans through the creation of mortgage-backed securities (MBS) and sell a portion of these MBS to an independent SPE on a revolving basis. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS.
Commercial mortgage loans
We securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to an SPE. The SPE finances the purchase of these pools by way of issuing certificates that carry varying degrees of subordination. These certificates range from AAA to B- when rated, and the most subordinated are unrated. The certificates represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. As part of the SPE pooling and servicing agreement, we continue to be the primary servicer of the loans under contract with a master servicer for the SPE.

Financial asset securitizations	Table 37

(C$ millions)	2005	2004

Outstanding securitized assets
Residential mortgages	$9,561	$5,983
Credit cards	3,100	1,900
Commercial mortgages	1,237	603

Total	$13,898	$8,486

Retained interests
Residential mortgages:
Mortgage-backed securities retained	$2,654	$3,068
Retained rights to future excess interest	172	127
Credit cards:
Asset backed securities purchased	596	—
Retained rights to future excess interest	21	13
Subordinated loan receivables	6	5

Total	$3,449	$3,213

The increase in outstanding securitized assets is due to the securitization activities during the year. Refer to Note 5 to our Consolidated Financial Statements for further details.
Capital trusts
We issue innovative capital instruments, RBC Trust Capital Securities (TruCS), through two SPEs: RBC Capital Trust (Trust) and RBC Capital Trust II (Trust II). Prior to November 1, 2004, we consolidated both of these SPEs, and TruCS were reported as Non-controlling interest in subsidiaries. Our adoption of certain revisions to GAAP effective November 1, 2004, as described in Notes 1, 6 and 16 to our Consolidated Financial Statements, resulted in reclassification of RBC Trust Capital Securities Series 2010 and 2011 issued by Trust as liabilities, and deconsolidation of Trust II, which issued RBC Trust Capital Securities Series 2013. As at October 31, 2005, we held the residual interest of $1 million (2004 — $1 million) in Trust II and reported the senior deposit note of $900 million (2004 — $900 million) we issued to Trust II in our deposit liabilities. During 2005, Trust issued $1.2 billion RBC Trust Capital Securities Series 2015, which we classified as Non-controlling Interest in Subsidiaries on our consolidated balance sheets. Under certain circumstances, TruCS will be automatically exchanged for our preferred shares. In addition, holders of RBC Trust Capital Securities Series 2010, 2011 and 2013 have the right to exchange for our preferred shares as outlined in Note 16 to our Consolidated Financial Statements.
     Dividend and yield distributions on these instruments included in Interest expense and Non-controlling interest in Net income of subsidiaries totalled $153 million (2004 — $152 million, 2003 — $115 million) during the year. For further details on the capital trusts and the terms of the TruCS issued and outstanding, refer to the Capital Management section and Note 16 to our Consolidated Financial Statements.
Securitization of client financial assets
Within our Global Securitization Group, our principal relationship with SPEs comes in the form of administering five multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) — three in Canada and two in the United States. We are involved in the multi-seller conduit markets because our clients value these transactions, they offer a growing source of revenue and they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The multi-seller conduits purchase various financial assets from clients and finance the purchases by issuing highly rated asset-backed commercial paper. The multi-seller conduits typically purchase the financial assets as part of a securitization transaction by our clients. In these situations, the sellers of the financial assets continue to service the respective assets and generally provide some amount of first-loss protection on the assets. The commercial paper issued by each multi-seller conduit is in the multi-seller conduit’s own name with recourse to the financial assets owned by the multi-seller conduit. The multi-seller conduit commercial paper is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities, and non-recourse to the other multi-seller conduits that we administer.
     We do not maintain any ownership or retained interests in these multi-seller conduits. We provide services such as transaction structuring and administration as specified by the multi-seller conduit program documents, for which we receive fees. In addition, we provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. We have no rights to, or control of, the assets owned by the multi-seller conduits. Fee revenue for all such services, which is reported as Non-interest Income, amounted to $58 million during the year (2004 — $70 million, 2003 — $66 million).
     At fiscal years ended October 31, total commitments and amounts outstanding under liquidity and credit enhancement facilities for the multi-seller conduits, which are also included in our discussion in the Guarantees section, are shown below:

Liquidity and credit facilities	Table 38

	2005		2004
(C$ millions)	Committed (1)	Outstanding	Committed (1)	Outstanding

Liquidity facilities	$29,442	$—	$25,443	$—
Credit facilities	2,832	—	3,935	—

(1)	Our maximum exposure to loss under these facilities was $29.4 billion for 2005 and $25.4 billion for 2004. The increase in liquidity facilities is due to the increase in the multi-seller conduits’ activities during the year.
All the multi-seller conduits were restructured in 2004. As part of the restructurings, an unrelated third party (expected loss investor) agreed to absorb credit losses (up to a maximum contractual amount) that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before us and the multi-seller conduit’s debt holders. In return for assuming this multi-seller conduit first-loss position, the expected loss investor is paid by the multi-seller conduit a return commensurate with its risk position. Moreover, each multi-seller conduit has granted to the expected loss investor material voting rights, including the right to approve any transaction prior to the multi-seller conduit purchasing and financing a transaction. As a result of the restructurings, we do not consolidate any of the multi-seller conduits. These five multi-seller conduits have financial assets totalling $20.2 billion as at October 31, 2005 (2004 — $18.5 billion). The maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2005 were $29.3 billion (2004 — $25.6 billion).

36 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Creation of investment products
We use repackaging SPEs, which generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet the needs of investors with specific requirements. As part of this process, we may transfer our assets to the SPEs with an obligation to buy these assets back in the future and may enter into derivative contracts with these SPEs in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. In this role as derivative counterparty to the SPE, we also assume the associated counterparty credit risk of the SPE.
     These SPEs often issue notes. The notes may be rated by external rating agencies, as well as listed on a stock exchange, and are generally traded via recognized bond clearing systems. While the majority of the notes that are created in repackagings are expected to be sold on a “buy & hold” basis, we may on occasion act as market maker. We do not, however, provide any repackaging SPE with any guarantees or other similar support commitments; rather, we buy credit protection from these SPEs through credit derivatives. The investors in the notes ultimately bear the cost of any payments made by the SPE under these credit derivatives.
     There are many functions required to create a repackaged product. We fulfill some of these functions and independent third parties or specialist service providers fulfill the remainder. Currently we act as sole arranger and swap provider for SPEs where we are involved and, in most cases, act as paying and issuing agent as well. As with all our trading derivatives, the derivatives with these SPEs are carried at fair value in derivative-related assets and liabilities. The assets in these SPEs amounted to $3.3 billion as at October 31, 2005 (2004 — $2.4 billion).
Asset management
Collateralized Debt Obligation (CDO) SPEs raise capital by issuing debt and equity securities and invest their capital proceeds in portfolios of debt securities. Any net income or loss is shared by the CDO’s equity and debt investors. In July 2005 we sold our CDO management business to a third party. Through our former CDO management business, we acted as collateral manager for several CDO entities, which invested in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. As collateral manager, we were engaged by the CDO SPE to advise the SPE on the purchase and sale of collateral assets it holds, and were required to invest in a portion of the CDO’s first-loss tranche, which represented our exposure to loss. The CDOs we managed purchased collateral assets originated by third parties or us. For these advisory services, we were paid a market-based fee based on a percentage of assets held by the SPE. We recognized fee income from structuring and collateral management services provided up until the sale of the business. We continue to hold investments in the individual CDOs we formerly managed and, as appropriate, we recognized interest income from these investments. This revenue totalled $9 million in 2005 (2004 — $10 million; 2003 — $3 million).
     The notional amount of the CDOs we managed at the time we sold the business in July 2005 was $1.7 billion compared to $1.6 billion for these CDOs as at October 31, 2004. Although we continue to have nominal investments in the first-loss tranche of the CDOs with assets of $1.1 billion (2004 — $1.1 billion), we provide no liquidity or credit support to these SPEs beyond this investment.
Structured finance
We occasionally make loan substitute and equity investments in off-balance sheet entities that are part of transactions structured to achieve a desired outcome, such as limiting exposure to specific assets or risks, achieving indirect (and usually risk mitigated) exposure to financial assets, supporting an enhanced yield and meeting client requirements. These transactions usually yield a higher return, either before- or after- tax, than financing non-SPE counterparties, or holding an interest in financial assets directly. These transactions are structured to mitigate risks associated with directly investing in the underlying financial assets and may be structured so that our ultimate credit risk is that of the non-SPE, which in most cases is another financial institution. Exit mechanisms are built into these transactions to curtail exposure from changes in law or regulations. The entities in which we have significant investments or loans had total assets of $6.5 billion as at October 31, 2005 (2004 — $6.8 billion). At October 31, 2005, our total investments in and loans to these entities were $2.9 billion (2004 — $3 billion), which were reflected on our consolidated balance sheets. We consolidate those VIEs in which our interests expose us to a majority of the expected losses.
Investment funds
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. The total assets held in the funds where we have significant exposure and which we did not consolidate were $6.7 billion (2004 — $3.6 billion) as at October 31, 2005. At October 31, 2005, our total exposure to these funds was $908 million (2004 — $834 million).
Trusts, mutual and pooled funds
We act as a trustee and/or a custodian for a number of personal and institutional trusts, and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee and/or a custodian.
     We manage assets in mutual and pooled funds and earn fees at market rates from these funds, but do not guarantee either principal or returns to investors in any of these funds.
Guarantees
We issue guarantee products, as defined by the CICA Accounting Guideline 14, Disclosure of Guarantees (AcG-14), in return for fees recorded in Non-interest Income. Significant types of guarantee products we have provided to third parties include credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements.
     Our maximum potential amount of future payments in relation to our guarantee products as at October 31, 2005, amounted to $121 billion (2004 — $105 billion). The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     Note 25 to our Consolidated Financial Statements provides detailed information regarding the nature and maximum potential exposure for the above-mentioned types of guarantee products.
     In addition to guarantees, we also provide commercial commitments to our clients to help them meet their financing needs. On behalf of our clients we undertake written documentary and commercial letters of credit, authorizing a third party to draw drafts on us up to a stipulated amount and typically having underlying shipments of goods as collateral. We make commitments to extend credit, which represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances or letters of credit. We also have uncommitted amounts, for which we retain the option to extend credit to a borrower. The following is a summary of our off-balance sheet commercial commitments.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 37

Commercial commitments (1)	Table 39

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Documentary and commercial letters of credit	$676	$9	$—	$—	$685
Commitments to extend credit and liquidity facilities	54,751	8,148	19,825	2,529	85,253
Uncommitted amounts	44,915	—	—	—	44,915

	$100,342	$8,157	$19,825	$2,529	$130,853

(1)	Based on remaining term to maturity.
RISK MANAGEMENT
Sound risk management practices are fundamental to the long-term success of financial institutions. Our management of risk is a core competency supported by a strong risk management culture and an effective risk management framework. Risk management ensures risks being taken are within our risk appetite and are assessed from a risk/return perspective. This is achieved by taking an enterprise-wide risk management approach to the identification, measurement, control and reporting of significant risks facing the organization.
Governance
The cornerstone of our risk management framework is a strong risk management culture, supported by a robust enterprise-wide set of policies and procedures, which involve our risk management professionals and the business segments. This partnership is designed to ensure the ongoing alignment of risk appetite and business strategies.
The above graphic illustrates the roles and responsibilities of our various stakeholders of risk.
The Board of Directors carries out its risk management mandate through the Conduct Review & Risk Policy Committee (CR&RPC). This committee ensures we have risk policies and processes in place to manage the significant risks to which we are exposed. It ensures that we are complying with the Bank Act (Canada) and other relevant laws and regulations in all areas of risk management. Key responsibilities are: (i) shape, influence and communicate the organization’s risk culture, (ii) determine and communicate the organization’s risk appetite, (iii) define the organizational structure for Group Risk Management (GRM), (iv) review and approve policies for controlling risk, (v) review and monitor the major risks being assumed by, or facing, the organization and provide direction as required and (vi) ensure there are sufficient and appropriate risk management resources across the organization.
The Group Risk Committee (GRC) is comprised of the Group Executive, the Chief Risk Officer (CRO) and is chaired by the President and Chief Executive Officer. This management committee ensures that (i) our overall risk profile is consistent with strategic objectives, and (ii) there is an ongoing, appropriate and effective risk management process to identify, measure and manage our risks on an aggregate basis. GRC recommends risk limits and controls including aggregate exposure limits for credit, market and insurance risks to CR&RPC for approval. In addition, it recommends the liquidity and funding management framework and the liquidity contingency plan to the Audit Committee for approval.
     The middle level of the organizational perspective pyramid comprises the Chief Risk Officer, GRM and the primary Risk Committees. The key responsibilities of the Chief Risk Officer, GRM and the supporting Risk Committees structure include:
•	Establishing comprehensive risk identification, assessment and approval processes.

•	Establishing appropriate methodologies for risk measurement. As discussed in the following sections, we use risk measures appropriate to the risk being measured. For example, Value-At-Risk is used to measure market risk. On an enterprise-wide basis, we use Economic Capital to quantify risks associated with our business activities. For more discussion on Economic Capital, refer to the Capital management section.

•	Establishing controls and limits to ensure appropriate risk diversification and optimization of risk/return on both a portfolio and transactional basis. Key controls include risk approval limits and an enterprise-wide risk policy framework to ensure effective creation, approval and communication of policies.

•	Reporting to senior management and the Board of Directors on major risks being assumed by or facing the organization, allowing appropriate management and oversight. Reports are actionable, forward looking, timely and include an overview of the economy and the significant risks facing the organization such as (i) credit risk, (ii) market risk, (iii) liquidity and funding risk, (iv) insurance risk and (v) operational risk. Reports also include information on regulatory and compliance risk, capital management, policy exceptions, large counterparty exposures, and significant counterparty downgrades.
During 2005, we realigned our Risk Committees structure to facilitate a more efficient and effective operating environment. As a result, we have five primary committees, each reporting to the GRC, which ensure appropriate governance and compliance is maintained. The committees are as follows:
•	Asset and Liability Committee: Reviews, recommends and approves broad policy frameworks pertaining to capital management, interest rate risk related to traditional non-trading banking activities, funds transfer pricing, liquidity and funding, and subsidiary governance. The committee also provides regular oversight and strategic direction in light of expected returns and the impact of competitive and regulatory environments. In addition to reporting to GRC, this committee also reports through Group Executive to the Audit Committee on capital and liquidity items.

38 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Ethics and Compliance Committee: Approves our ethics and compliance program, which includes the Employee Code of Conduct. It informs and advises the GRC and the Board of Directors on significant compliance and regulatory issues and addresses appropriate corrective measures where patterns of non-compliance are discovered. The committee also oversees policies and procedures for programs such as Anti-Money Laundering, Know Your Client, Privacy, Conflicts of Interest and Insider Trading.

•	Policy Review Committee: Responsible for the approval of (i) our risk management framework, (ii) enterprise-wide risk policies, (iii) new or changed products, services and initiatives with significant risk implications and (iv) risk measurement approaches and methodologies.

•	Structured Transactions Oversight Committee: Provides risk oversight through the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks.

•	U.S. Corporate Governance Committee: Responsible for oversight, monitoring and reporting with respect to corporate governance matters affecting our U.S. operations. The committee formally reviews significant risk issues that arise including regulatory and legal, strategic, reputational, credit, market, liquidity and operational risks.
Risk management responsibilities of the business segments and Corporate Support include: (i) ownership and accountability of their risks, (ii) alignment of business strategy with corporate risk culture and risk appetite and (iii) identification, control and management of their risks.
Risk Types
Risk is inherent in virtually all aspects of our business. We use the following pyramid graphic as a frame of reference for the identification and categorization of risks. Within the pyramid, risks are shown according to the level of control and influence that we can exert to manage each specific risk type. By strategically managing our risks, we seek to strike an optimal balance between risk and return. In addition, the risk pyramid provides us with a common language and discipline for evaluating risk in business reviews, new businesses, products, initiatives, acquisitions and alliances.
     We have the greatest level of control and influence over credit risk, market risk, liquidity and funding risk, insurance risk and operational risk. In addition to these risks, which are discussed in the following sections, environmental risk is a component of a number of these risks and so its management is a significant factor in our overall risk management practices. We have a comprehensive set of environmental policies and sector-specific procedures designed to assess the environmental implications of any deal or project.
Basel II
Basel II is a new capital adequacy framework that will more closely align regulatory capital requirements with underlying economic risks, while encouraging improved risk management practices and market discipline. Taken together, these measures are intended to enhance the safety and soundness of the international financial industry. The Basel Committee on Banking Supervision, consisting of central banks and bank supervisors from 13 countries, approved the final text of the new framework in June 2004, after a five-year consultation period.
     This new capital framework, which will replace the existing Basel Accord (1988), is comprehensive and far-reaching. It provides a menu of approaches for the calculation of regulatory capital, including the introduction of a new regulatory capital charge for operational risk. Compliance will be mandatory for all internationally active banks in affected jurisdictions, however domestic regulators determine the timing of implementation in their respective jurisdictions. The OSFI has established November 1, 2007 as the official implementation date for Canada, following a one-year “parallel run” with the current framework.
     Our Basel Program Management Office is responsible for co-ordinating the implementation initiative and ensuring enterprise-wide compliance with Basel II. While this is not a transformational initiative, there are opportunities to achieve internal efficiencies through the modernization and upgrading of risk practices, policies, processes and technologies, which enable us to manage credit, market and operational risk more efficiently and effectively.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 39

CREDIT RISK
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. It also refers to loss in market value due to the deterioration of a counterparty’s financial position. A counterparty may be an issuer, debtor, borrower, reinsurer or guarantor.
     Our risk appetite, in conjunction with a robust set of policies and procedures, guides the day-to-day management of credit risk exposure. In order to meet our corporate objectives, we aim to ensure earnings volatility and exposure to large single-name defaults are within our risk appetite, as agreed to by our Board of Directors, without jeopardizing our competitive position in the marketplace.
     While the process of managing credit risk is centralized from a strategic perspective, ownership and accountability resides within the business segments. For example, our risk adjudication function, which is centralized within GRM, works closely with the business segments in order to ensure alignment between risk appetite and business strategies.
Measurement
Credit risk is measured on an ongoing basis in order to ensure management is aware of shifts in loan quality and portfolio performance. Critical measurement processes include credit scoring models, risk ratings and expected loss analysis.
     Credit scoring models are used for underwriting and ongoing monitoring of consumer and small business credit. Applicant scoring is used for approval/adjudication purposes and utilizes established statistical methods of analyzing applicant characteristics and past performance to estimate future credit performance.
     Each commercial and corporate counterparty is assigned an internal risk rating, which is similar to those of the public rating agencies. Each rating is based on a 22-point scale and is underpinned by methodologies developed by industry experts in GRM. The risk ratings quantify risk exposures facilitating the management of our portfolios and providing the ability to statistically predict default rates. The ratings are determined by analyzing the industry, business and financial risks of a counterparty. By keeping the process of assigning risk ratings within the GRM function, we ensure consistency of ratings on an enterprise-wide basis. In addition, the facilities approved for any particular counterparty are assigned a rating that quantifies the severity of loss given a default.
     These risk ratings are used as the basis of determining our current one-year expected loss (EL) for the portfolio. EL is a forward-looking statistically based concept that provides a good indicator of credit quality trends.
Control
GRM establishes approval authorities, risk rating methodologies (as noted above), concentration limits and problem loan management protocol. These policies and procedures ensure that credit risks are thoroughly assessed and properly authorized, and that they are continuously monitored and controlled at both the individual client level and at the portfolio level.
     Vigorous testing methods are in place to monitor the performance of the credit models and we continually evaluate our methodologies to ensure that our portfolios are managed within a range of acceptable outcomes.
     Behavioural scoring is used for ongoing management of credit exposures in the consumer and small business credit portfolios. Behavioural scoring utilizes statistical techniques that capture past performance to predict future behaviour. Our behaviour scoring models incorporate information such as cash flow and borrowing trends, as well as the extent of our relationship with the customer. Combined with risk indicators from external sources, this tool has proven to be a leading indicator of risk for our existing accounts, and has identified significant opportunities for improving the risk/return trade-offs.
     Credit risk is also managed through the use of: (i) Limits, (ii) Structuring, (iii) Credit derivatives, (iv) Loan sales, and (v) Problem loan workout.
     Limits are used to ensure our portfolio is well diversified and within our risk appetite as approved by the Board of Directors. A diversified portfolio is not overexposed to any given single name, industry sector, country or product. We have notional and Economic Capital limits for aggregate single-name and sector exposures. Country exposure is managed by a set of notional limits. Finally, product limits ensure we are not overexposed to any one structure.
     Proper structuring of a credit facility is key in mitigating risk at the transaction level. This includes guarantees, collateral and covenants.
     We also mitigate risk through credit derivatives that serve to transfer risk to a third party. As at October 31, 2005, credit mitigation was in place to cover $3.1 billion in credit exposure compared to $1.5 billion as at October 31, 2004. Procedures are in place that are designed to ensure these hedges are efficient and effective.
     We identify and sell loans to borrowers whose risk/reward profiles no longer satisfy our requirements. Decisions on loan sales are made based on an assessment of the market price, our view of the underlying borrower risk as well as the impact on our overall portfolio.
     To respond proactively to credit deterioration, a problem loan work-out group with specialized expertise handles the management of problem loans. Solutions include collection, restructuring and selling of loans.
Reporting
Actionable, forward-looking and timely enterprise-level credit risk reports are provided to senior management and the Board of Directors on an ongoing basis to ensure any shifts in credit profile are highlighted. Key components of this reporting include a dashboard for consumer and small business lending, and overall analysis of the commercial and corporate portfolios including classification reporting.
     The dashboard is a reporting mechanism in place for all consumer and small business loan portfolios. In order to assess and monitor shifts in portfolio quality, each portfolio is assigned one of the following portfolio quality trend indicators — declining, stable or improving. At year-end, over 90% of the portfolio balances reflect a stable or improving portfolio quality trend.
     For commercial and corporate portfolios, a comprehensive analysis is provided. This includes reporting on significant shifts in exposures, expected loss, Economic Capital, risk rating and loan classifications. In addition, policy exceptions, large counterparty exposures, and significant counterparty downgrades are also reported. Analysis is provided on a portfolio basis and an industry sector basis. Results of stress testing and sensitivity analysis are also presented.
     At year-end, expected losses on the commercial and corporate portfolios are stable. Stress and sensitivity tests simulating interest rate shocks and market disruptions indicate these portfolios are well positioned.
Credit portfolio analysis
2005 vs. 2004
During 2005, our credit portfolio continued to show strong growth across North America in both our consumer, and our business and government portfolios. This was driven by strong economic conditions in Canada and the U.S. High levels of business and consumer confidence combined with a low interest rate environment provided good conditions for this broad-based growth. Loans and acceptances net of allowance for loan losses increased 12% during 2005, compared to 6% during 2004. The portfolio mix did not change significantly from the prior year. The portfolio remains well balanced across residential mortgages (46%), business and government (30%), and personal (21%) while credit cards (3%) made up the residual balance.
     Consumer loans grew 10% or $13.0 billion during 2005. Growth in residential mortgages and personal loans was offset by a slight decline in credit cards. Residential mortgages grew 11% or $9.0 billion. Most of this growth was in Canada ($8.6 billion) and was due to a strong housing market, driven by low interest rates, low unemployment rates and

40 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

continued consumer confidence. Residential mortgages in the U.S. and Other International were also up. Personal loans grew $4.2 billion or 11% during the year. This increase is largely attributable to growth in credit lines due to the low interest rate environment and strong consumer spending.
     Business and government loans grew by $7.3 billion or 14% during 2005, with most of the growth occurring in Canada. Growth was broad-based across small business, commercial and corporate clients. With respect to industry sectors, the largest increases occurred in energy ($2.2 billion), real estate and related ($1.6 billion) and financial services ($1.1 billion). Growth in these sectors was largely driven by increased demand.
Five-year trend
Over the last five years, there has been a change in the overall mix of the credit portfolio. The most significant change has been an increase in consumer loans compared to an overall decrease in business and government loans. This was driven by both positive economic conditions and sales efforts increasing the consumer portfolio while the size of the business and government portfolio has decreased due to our efforts to (i) reduce our exposure to certain risk sensitive areas, (ii) reduce single-name concentrations and (iii) exit non-core client relationships. These efforts are largely completed and, as discussed above, growth during 2005 was broad-based over both the consumer, and business and government portfolios.

Diversification by credit portfolio	Table 40

(C$ millions)	2005	2004	2003	2002	2001

Consumer
Residential mortgages	$91,043	$81,998	$75,790	$72,840	$67,442
Personal	41,045	36,848	32,186	30,588	31,395
Credit card	6,200	6,456	4,816	4,914	4,283

Total consumer	138,288	125,302	112,792	108,342	103,120
Business and government
Agriculture	5,509	5,207	4,955	5,039	5,571
Automotive (1)	2,637	2,451	2,427	2,164	1,825
Consumer goods	4,731	4,821	5,180	5,246	5,811
Energy	5,648	3,493	3,711	6,775	7,444
Financial services	2,661	1,609	2,315	5,518	8,238
Forest products	1,249	1,181	1,554	1,670	1,956
Government	2,444	2,319	2,096	1,323	1,733
Industrial products	3,229	2,887	3,012	3,728	5,206
Mining and metals	553	671	1,056	1,630	1,771
Real estate and related	13,977	12,420	12,463	11,673	10,830
Technology and media	2,310	2,192	2,782	4,630	5,986
Transportation and environment (1)	2,062	2,749	3,290	4,518	4,314
Other	13,690	11,442	10,759	13,568	14,499

Total business and government (2)	60,700	53,442	55,600	67,482	75,184

Total loans and acceptances	$198,988	$178,744	$168,392	$175,824	$178,304

Total allowance for loan losses	(1,498)	(1,644)	(2,055)	(2,203)	(2,278)

Total loans and acceptances, net of allowance for loan losses	$197,490	$177,100	$166,337	$173,621	$176,026

(1)	Commencing in 2002, certain amounts were reclassified from the transportation and environment sector grouping to the automotive group.

(2)	Includes Small business loans of $10,757 million in 2005 (2004 — $10,137 million; 2003 — $9,705 million; 2002 — $9,470 million; 2001 — $9,788 million). For further details, see Table 52 in the Additional financial information section.

Diversification by geographical area (1)	Table 41

(C$ millions)	2005	2004	2003	2002	2001

Geographical area
Canada
Residential mortgages	$88,808	$80,168	$73,978	$67,700	$64,066
Personal	33,986	30,415	26,445	24,550	26,086
Credit cards	6,024	6,298	4,663	4,740	4,110
Business and government	44,929	37,783	36,576	41,585	48,428

Total Canada	173,747	154,664	141,662	138,575	142,690
United States
Residential mortgages	1,375	1,053	1,067	4,351	2,664
Personal	6,248	5,849	5,015	5,269	4,621
Credit cards	118	108	107	125	128
Business and government	12,317	11,698	13,213	16,537	15,972

Total United States	20,058	18,708	19,402	26,282	23,385
Other International
Residential mortgages	860	777	745	789	712
Personal	811	584	726	769	688
Credit cards	58	50	46	49	45
Business and government	3,454	3,961	5,811	9,360	10,784

Total Other International	5,183	5,372	7,328	10,967	12,229

Total loans and acceptances	$198,988	$178,744	$168,392	$175,824	$178,304

Total allowance for loan losses	(1,498)	(1,644)	(2,055)	(2,203)	(2,278)

Total loans and acceptances, net of allowance for loan losses	$197,490	$177,100	$166,337	$173,621	$176,026

(1)	Based on residence of borrower.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 41

Impaired loans
Loans are generally classified as impaired (meaning interest is not being accrued) when there is no longer reasonable assurance of timely collection of the full amount of principal or interest. Refer to Note 1 to our Consolidated Financial Statements for additional details.
2005 vs. 2004
Gross impaired loans decreased $485 million or 39% during the year. This was largely due to resolution efforts, resulting in a number of problem accounts being repaid, sold or written off. In addition, the strong credit environment has resulted in fewer new problem loans. The decrease occurred across all geographic areas served, but mainly in Canada and the U.S. and across all portfolios, but most significantly in the business and government portfolio. The reductions in the business and government portfolio occurred across almost all sectors, with the majority realized in forest products, energy, agriculture and technology and media. The large decrease in the forest products portfolio was due to a significant repayment relating to a Canadian company.
     Gross impaired loans as a percentage of loans and acceptances decreased from .70% last year to .39% largely driven by reductions in the business and government portfolio.
Five-year trend
There has been a steady decline in gross impaired loans from a high of $2,465 million in 2001 and this trend was consistent in Canada, the U.S. and Other International. This trend mainly reflects our portfolio quality and favourable credit and economic conditions over this period.

Impaired loans by credit portfolio	Table 42

(C$ millions, except percentage amounts)	2005	2004	2003	2002	2001

Consumer
Residential mortgages	$136	$146	$131	$131	$179
Personal	169	189	235	306	325

Total consumer	$305	$335	$366	$437	$504

Business and government
Agriculture	48	89	146	159	111
Automotive	2	4	7	39	51
Consumer goods	53	36	48	57	20
Energy	46	162	240	243	30
Financial services	16	14	45	77	90
Forest products	10	151	169	199	205
Industrial products	2	38	25	53	55
Mining and metals	3	8	57	128	1
Real estate and related	54	84	97	115	198
Small business (1)	108	142	169	205	261
Technology and media	48	86	122	225	402
Transportation and environment	8	12	136	206	365
Other	71	98	118	145	172

Total business and government	469	924	1,379	1,851	1,961

Total impaired loans (2), (3)	$774	$1,259	$1,745	$2,288	$2,465

Specific allowance for credit losses	$(282)	$(487)	$(757)	$(894)	$(982)

Net impaired loans	$492	$772	$988	$1,394	$1,483

By geographical area
Canada	$503	$783	$1,064	$1,272	$1,623
United States	189	376	361	584	626
Other International	82	100	320	432	216

Total impaired loans	$774	$1,259	$1,745	$2,288	$2,465

Gross impaired loans as a % of loans and acceptances:
Consumer
Residential mortgages	.15%	.18%	.17%	.18%	.27%
Personal	.36	.51	.73	1.00	1.04

Total consumer	.22	.27	.32	.40	.49
Business and government	.77	1.73	2.48	2.74	2.61

Total	.39%	.70%	1.04%	1.30%	1.38%

Specific allowance for credit losses as a % of gross impaired loans	36.43%	38.68%	43.38%	39.07%	39.84%

(1)	Includes government guaranteed portions of impaired loans of $18 million in small business in 2005 (2004 — $24 million; 2003 — $39 million; 2002 — $64 million; 2001 — $95 million) and $5 million in agriculture (2004 — $9 million; 2003 — $9 million; 2002 — $10 million; 2001 — $6 million).

(2)	Includes foreclosed assets of $17 million in 2005 (2004 — $27 million; 2003 — $34 million; 2002 — $32 million; 2001 — $37 million).

(3)	Past due loans greater than 90 days not included in impaired loans was $304 million in 2005 (2004 — $219 million; 2003 — $222 million; 2002 — $217 million; 2001 — $245 million).

42 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for credit losses
The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by senior management, as discussed in the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements.
2005 vs. 2004
Total provision for credit losses increased by $109 million or 32% from a year ago. The increase was mainly due to the reversal of $175 million in the general allowance in 2004 and higher specific provisions on personal credit lines and credit cards due to portfolio growth in 2005. This was partially offset by higher corporate recoveries in the current period particularly in the energy and forest products portfolios.
     Specific provision for credit losses for consumer loans increased $59 million or 15% from a year ago. The increase was largely due to higher provisions in our personal loans and credit card portfolios reflecting portfolio growth. The increase was partially offset by a year-over-year decrease in the student loan portfolio, as it is being run-off.
     Specific provisions on the business and government portfolio changed by $191 million reflecting the difference between the recovery of credit losses of $66 million in 2005 and the provision for credit losses of $125 million in the prior year. This change largely reflected higher corporate recoveries mainly in the forest products, energy, and agriculture sectors and lower provisions for small businesses in 2005. Also contributing to the change was the transfer of $52 million of specific allowances to the general allowance in 2005, which was required as part of our realignment of our enterprise-wide accounting treatment for the allowance for credit losses.
     By geographical region, specific provisions were down $164 million in the U.S. largely reflecting corporate recoveries, and up $22 million in Canada mainly due to consumer portfolio growth.
     General provisions for credit losses of $66 million in 2005 compared to the recovery of credit losses of $175 million in 2004. General provisions for credit losses in 2005 primarily reflected the $52 million transfer of specific allowance to general allowance in 2005 as previously noted. The recovery of credit losses in 2004 reflected the $175 million reversal of the general allowance.
     The specific provisions for credit losses for 2005 were $389 million or .21% of average loans and acceptances, compared to $521 million or .30% in 2004. The 2005 ratio includes the effect of the $52 million transfer of the specific allowance to the general allowance, which decreased this ratio by .03%.
Five-year trend
Over the last five years, there has been a decreasing trend with respect to provision for credit losses. This is consistent with the overall improving credit environment and our efforts to reduce our exposure to certain risk sensitive areas.

Provision for credit losses by portfolio	Table 43

(C$ millions, except percentage amounts)	2005	2004	2003	2002	2001

Consumer
Residential mortgages	$2	$7	$8	$2	$9
Personal	259	222	254	289	270
Credit card	194	167	155	140	127

Total consumer	455	396	417	431	406
Business and government
Agriculture	(12)	7	—	22	20
Automotive	—	1	(1)	1	24
Consumer goods	21	(19)	10	17	2
Energy	(20)	50	78	145	9
Financial services	10	—	(1)	(6)	(12)
Forest products	(53)	3	13	4	7
Industrial products	(9)	5	1	(2)	17
Mining and metals	(1)	(4)	5	27	—
Real estate and related	(15)	(7)	(12)	(16)	87
Small business	44	75	77	110	164
Technology and media	(7)	1	30	298	298
Transportation and environment	7	(35)	77	2	21
Other	(31)	48	27	32	6

Total business and government	$(66)	$125	$304	$634	$643

Total specific provision for loan losses	$389	$521	$721	$1,065	$1,049

Total general provision	$66	$(175)	$—	$—	$70

Total provision for credit losses	$455	$346	$721	$1,065	$1,119

By geographical area
Canada	435	$413	$527	$529	$689
United States	(45)	119	108	440	377
Other International	(1)	(11)	86	96	(17)

Total specific provision for loan losses	$389	$521	$721	$1,065	$1,049

Total general provision	$66	$(175)	$—	$—	$70

Total provision for credit losses	$455	$346	$721	$1,065	$1,119

Specific provision as a % of average loans and acceptances	.21%	.30%	.43%	.62%	.62%

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 43

Allowance for credit losses
The allowance for credit losses is maintained at a level that management believes is sufficient to absorb probable losses in both the on- and off-balance sheet portfolios. The allowance is evaluated quarterly based on our assessment of problem accounts, recent loss experience and changes in other factors, including the composition and quality of the portfolio and economic conditions. The allowance is increased by the provision for credit losses (which is charged to income) and decreased by the amount of write-offs, net of recoveries. Refer to the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements for additional details.
2005 vs. 2004
The allowance for credit losses decreased by $146 million or 9% on a year-over-year basis. Specific allowances decreased by $205 million or $153 million excluding the transfer of $52 million of specific allowances to the general allowance in 2005 as discussed earlier. This decrease was in line with the reduction in impaired loans over the same period. Excluding the transfer mentioned above, the general allowance remained relatively stable as the credit quality of individual portfolios and economic conditions remained healthy.
     During the year, write-offs, net of recoveries, declined to $596 million or .32% of average loans and acceptances, from $785 million or .46% a year ago. This decline is consistent with the favourable credit environment.
Five-year trend
The allowance levels have been declining since 2001 in line with lower impaired loans, the majority of which were in the business and government portfolio due to an improving North American economy over the five-year period.

Allowance for credit losses by credit portfolio	Table 44

(C$ millions, except percentage amounts)	2005	2004	2003	2002	2001

Allowance at beginning of year	$1,714	$2,164	$2,314	$2,392	$1,975
Provision for credit losses	455	346	721	1,065	1,119
Write-offs by portfolio
Consumer
Residential mortgages	(5)	(7)	(10)	(12)	(24)
Personal	(347)	(325)	(373)	(398)	(401)
Credit card	(237)	(207)	(192)	(178)	(171)

Total consumer	$(589)	$(539)	$(575)	$(588)	$(596)
Business and government	(181)	(462)	(407)	(836)	(529)
LDC exposures		—	—	(33)	—

Total write-offs by portfolio	$(770)	$(1,001)	$(982)	$(1,457)	$(1,125)

Recoveries by portfolio
Consumer
Residential mortgages	—	—	—	—	—
Personal	69	68	68	70	67
Credit card	43	39	37	38	44

Total consumer	$112	$107	$105	$108	$111
Business and government	62	109	65	90	74

Total recoveries business and government	$174	$216	$170	$198	$185

Net write-offs	$(596)	$(785)	$(812)	$(1,259)	$(940)
Adjustments (1)	(5)	(11)	(59)	116	238

Total allowance for credit losses at end of year	$1,568	$1,714	$2,164	$2,314	$2,392

By geographical area
Canada	$1,135	$1,197	$1,377	$1,442	$1,550
United States	298	257	280	380	391
Other International	65	190	398	381	337

Total allowance for loan losses	$1,498	$1,644	$2,055	$2,203	$2,278
Allowance for off-balance sheet and other items	70	70	109	111	114

Total allowance for credit losses	$1,568	$1,714	$2,164	$2,314	$2,392

Allowance for credit losses
Specific	$282	$487	$757	$894	$951
Country risk	—	—	—	—	31
General allowance	1,286	1,227	1,407	1,420	1,410

Total allowance for credit losses	$1,568	$1,714	$2,164	$2,314	$2,392

As a % of loans and acceptances	.8%	1.0%	1.3%	1.3%	1.3%

As a % of impaired loans (coverage ratio), excluding LDCs	203%	136%	124%	103%	97%

Net write-offs (excluding LDCs) as a % of average loans and acceptances	.32%	.46%	.49%	.72%	.56%

Net write-offs as a % of average loans and acceptances	.32%	.46%	.49%	.74%	.56%

(1)	Other adjustments include primarily foreign exchange translations on non-Canadian dollar denominated allowance for credit losses and acquisition adjustments for: Provident Financial Group Inc. $6 million in Q1/04; Admiralty Bancorp, Inc. $8 million in Q1/03; Eagle Bancshares, Inc. $18 million in Q3/02; and RBC Centura $157 million in 2001.

44 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

MARKET RISK
Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements, and the composition of our trading portfolio. We attract market risk in our trading activity and asset and liability management activities. Trading market risk encompasses various risks associated with activities in the equity, foreign exchange, commodities, interest rate and credit markets. Asset and liability management is largely related to the interest rate risk resulting from traditional banking activities such as deposit taking and lending.
Market risk is comprised of the following components:

•	Interest rate risk — the potential adverse impact on our earnings and economic value due to changes in interest rates. It is composed of: (i) repricing risk — arising from differences in the maturity of timing of repricing of the assets, liabilities and off-balance sheet instruments, (ii) directional risk — arising from parallel shifts in the yield curve, (iii) yield curve risk — arising from changing rate relationships across a spectrum of maturities, (iv) basis risk — resulting from an imperfect hedge of one instrument type by another instrument type whose changes in price or yield as a result of a change in interest rates are not identical and (v) option risks — from changes in the value of embedded options due to changes in interest rates. Most of our holdings in financial instruments result in exposure to interest rate risk.

•	Foreign exchange rate risk — the potential adverse impact on our earnings and economic value due to currency rate movements and volatilities. In our proprietary positions, we are exposed to the spot, forward and derivative markets.

•	Equity risk — the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market. We are exposed to equity risk from the buying and selling of equities as principal in conjunction with our investment banking activities and from our trading activities, which include tailored equity derivative products, arbitrage trading and proprietary trading.

•	Commodities risk — the potential adverse impact on our earnings and economic value due to commodities price movements and volatilities. Specific commodities traded may include crude oil, heating oil and natural gas. In our proprietary positions, we are exposed to the spot, forwards and derivative markets.

•	Debt specific risk — the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and credit ratings of issuers of bonds and money market instruments, or the names underlying credit derivatives.

•	Credit spread risk — the potential adverse impact on our earnings and economic value due to changes in the credit spreads associated with issuers of bonds and money market instruments, or credit derivatives.
Trading market risk
We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we participate in structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operation primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorizations granted by the Board of Directors. The trading book consists of positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.
     The independent oversight of trading market risk management activities is the responsibility of GRM — Market Risk and Trading Credit, which includes geographic units in Toronto, London, New York and Sydney. Market Risk and Trading Credit establishes market risk limits, quantitative techniques and analytical tools, vets trading models and systems, maintains the Value-At-Risk (VAR) system, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of specific trading limits, market risk compliance, risk analytics, and the review and oversight of non-traditional or complex transactions.
Measurement
We employ risk measurement tools such as VAR, sensitivity analysis and stress testing. GRM uses these measures to assess global risk-return trends and to alert senior management of adverse trends or positions.
     VAR is a statistical technique that measures the range of market losses over a specified holding period expressed in terms of a specific confidence interval. VAR is the worst-case loss expected over the period within the probability set out by the confidence interval. Larger losses are possible, but with low probability. For example, based on a 99% confidence interval, a portfolio with a VAR of $15 million held over one day would have a one in one hundred chance of suffering a loss greater than $15 million in that day.
     To ensure VAR effectively captures our market risk, we continuously monitor and enhance our methodology. Daily back-testing against hypothetical profit and loss is used to monitor the statistical validity of VAR models.
     Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk factors that affect option prices. Stress testing is used to measure the impact of extreme market movements and is intended to alert senior management to our exposure to potential political, economic or other disruptive events.
Control
A comprehensive risk policy framework governs trading-related risks and activities and provides guidance to trading management, middle office compliance functions and operations. We employ an extensive set of principles, rules, controls and limits, which is in line with industry best practice. Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis.
Reporting
GRM provides an independent assessment of market risk and trading performance. Reports on trading risks are provided to the Chief Risk Officer (CRO) and the Operating Committee meeting of RBC Capital Markets on a weekly basis and to senior management on a daily basis. Enterprise-wide reporting is used to monitor compliance against VAR and stress limits approved by the Board of Directors, and the operating limits derived from these board limits. In addition to this monitoring, the Market Risk function pre-approves excesses and reports any breach to the CRO and the Operating Committee of RBC Capital Markets. The Market Risk function is responsible for the determination and reporting of regulatory capital requirements for market risk. It also provides assurance to regulators in regular filings, on reporting accuracy, timeliness and the functioning of statistical models within approved confidence levels.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 45

Global VAR by major risk category	Table 45

	2005				2004				2003
(C$ millions)	Year-end	High	Average	Low	Year-end	High	Average	Low	Year-end	High	Average	Low

Equity	$7	$10	$6	$4	$4	$20	$8	$4	$4	$12	$7	$4
Foreign exchange	1	5	2	1	2	5	2	1	2	7	3	1
Commodities (1)	1	2	1	—	—	—	—	—	—	—	—	—
Interest rate (2), (3)	12	16	10	6	8	14	9	6	8	13	9	6
Debt specific (3)	2	3	2	1	2	2	1	1	—	—	—	—
Global VAR	$15	$17	$12	$8	$10	$25	$13	$8	$8	$19	$13	$8

(1)	Commodities reflect market risk for energy-related trading activities such as crude, heating oil or natural gas. Effective May 2005, these activities have been included in our models and reported alongside other market risk trading activities. Prior to this period these activities had been subject to the standardized approach for capital allocation.

(2)	Also includes credit spread risk.

(3)	Prior to 2004, interest rate and debt specific risk were reported in aggregate as interest rate risk.
2005 Analysis
The year-end, high, average and low VAR by major risk category for our combined trading activities as at year-end are shown in the table above. The table also shows our global VAR, which incorporates the effects of correlation in the movements of interest rates, exchange rates, equity prices and commodity prices and highlights the benefit of diversification within our trading portfolio. Effective May 2005, commodity-trading activities were included in our models based approach for capital allocation. As a result, these activities are now reported alongside other market risk trading activities and are included in our enterprise-wide market risk framework. Prior to this period, these activities were subject to the standardized approach for capital allocation.
     The year-over-year drop in average and high Equity VAR is due to a larger than usual value in the previous period due to a large residual underwriting position which was present in 2004. This position caused a much larger than usual VAR for both the equity component and also for the Global VAR. The overall VAR decreased slightly from 2004 to 2005. The impact from the decrease in the Equity VAR was offset by the higher levels of Interest Rate VAR which occurred throughout the second and third quarter of 2005 as noted above.
     The Daily Net Trading Revenue versus Global Trading VAR indicates that we experienced five days of net trading losses, and net trading losses in any single day did not exceed the VAR estimate for that day. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

46 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset and liability management
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.
     While our individual subsidiaries and business segments manage the daily activities, our Corporate Treasury group is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. Our Asset and Liability Committee (ALCO) provides oversight to Corporate Treasury. ALCO reviews policy developed by Corporate Treasury and provides recommendations to CR&RPC for approval.
Measurement and funds transfer pricing
We endeavour to keep pace with best practices in instrument valuation, econometric modeling and new hedging techniques on an ongoing basis. Our investigations range from the evaluation of traditional asset/liability management processes to pro forma application of recent developments in quantitative methods.
     We use a funds transfer pricing mechanism at the transaction level to transfer interest rate risk to Corporate Treasury and to quantify the spread earned by the various products. The funds transfer pricing rates are market-based and are aligned with interest rate risk management principles. They are supported by empirical research into client behaviour and are an integral input to the retail business pricing decisions.
     We also focus on developing retail product valuation models that incorporate the impact of consumer behaviour. These valuation models are typically derived through econometric estimation of consumer exercise of options embedded in retail products. The most significant embedded options are mortgage rate commitments and prepayment options. In addition, we model the sensitivity of the value of deposits with an indefinite maturity to interest rate changes.
     Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on client rates as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management. It provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.
     We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.
Control
The interest rate risk policies define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on immediate and sustained ± 200 basis point parallel shift of the yield curve. The limit for net interest income risk is 6% of projected net interest income, and for economic value of equity risk is 12% of projected common equity. The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments. Interest rate risk policies and limits are reviewed annually.
     Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value basis. As a part of this exercise, the model assumptions are validated against actual client behaviour.
Reporting
The individual subsidiaries and business segments report the interest rate risk management activity on a monthly basis. An annual assessment of management’s performance is submitted to ALCO.
     The individual subsidiaries and business segments must immediately report any exceptions to the established policy to Corporate Treasury and seek approval of the corrective actions.

Market risk measures — Non-trading activities	Table 46

	2005		2004		2003
	Economic value	Net interest	Economic value	Net interest	Economic value	Net interest
(C$ millions)	of equity risk	income risk	of equity risk	income risk	of equity risk	income risk

Before-tax impact of: 100bp increase in rates	$(435)	$106	$(412)	$70	$(423)	$115
100bp decrease in rates	291	(181)	215	(150)	261	(126)
Before-tax impact of: 200bp increase in rates	(920)	162	(882)	107	(869)	207
200bp decrease in rates	461	(365)	405	(314)	545	(294)

2005 Analysis
The above table provides the potential before-tax impact of an immediate and sustained 100 basis point and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of 2005, our interest rate risk exposure was well within our target level.
LIQUIDITY AND FUNDING RISK
Liquidity and funding risk arises when an institution is unable to obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due.
Framework
Our liquidity and funding management framework is designed to ensure that reliable and cost-effective sources of cash or its equivalents are available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this goal, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:
•	A large base of core customer deposits,

•	Continual access to diversified sources of wholesale funding, and

•	A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as “contingency liquidity assets”) that provide assured access to cash in a crisis.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 47

     On a consolidated basis, our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits to or targets for these activities and regularly measuring and monitoring various sources of liquidity risk.
     The responsibility for oversight and implementation of our liquidity and funding management framework is shared by senior management and the Board of Directors.
•	The Audit Committee approves our liquidity and funding management framework, pledging framework and liquidity contingency plan, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.

•	The GRC and the Asset and Liability Committee share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with limits and guidelines.

•	Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework. In this role, Corporate Treasury is assisted by GRM.

•	Treasury departments of business platforms and key subsidiaries execute transactions in line with liquidity management policies and strategies.
Policies and procedures
Our principal liquidity and funding policies are reviewed and approved annually by the Board of Directors and senior management committees. These broad policies authorize senior management committees or Corporate Treasury to approve more detailed policies and limits on specific topics. Policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.
Measurement
The assessment of our liquidity position reflects management estimates and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our customers and counterparties. Since we provide the majority of funding to our subsidiaries, we manage our liquidity position on a consolidated basis. We consider legal, regulatory, tax, operational and any other restrictions when analyzing our ability to lend or borrow funds between our legal entities. Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.
     We measure our liquidity condition from three risk perspectives: structural, tactical and contingent.
     Structural liquidity risk management addresses the risk due to mismatches in effective maturities between assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets. We use the cash capital methodology to assist in the evaluation of balance sheet liquidity and determination of the appropriate term structure of our debt financing. It also allows us to measure and monitor the relationship between illiquid assets and core funding, including our exposure to a protracted loss of unsecured wholesale deposits.
     Tactical liquidity risk management addresses our normal day-to-day funding requirements, which are managed by imposing prudential limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons, as well as on our pledging activities, which are subject to an enterprise-wide framework that assigns risk-adjusted limits to all transaction types. Pledged assets include a pool of eligible assets that are reserved exclusively to support our participation in Canadian payment and settlement systems.
     Contingent liquidity risk management addresses the risk of and our intended responses to general market disruptions or adverse economic developments which could jeopardize our ability to meet commitments. The liquidity contingency plan identifies comprehensive action plans that would be implemented under different market scenarios of varying duration and severity. Corporate Treasury maintains and administers the liquidity contingency plan. The Liquidity Crisis Team meets regularly to engage in stress and scenario test exercises and to modify the liquidity contingency plan in light of lessons learned.
     We maintain a segregated portfolio of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (e.g., deposit erosion, loan drawdowns and higher collateral demands) analyzed through models we have developed or identified by our scenario analyses and stress tests. Minimum holdings and strict eligibility guidelines are imposed on these assets to ensure ready access to cash in emergencies.
     Liquid assets and assets purchased under reverse repurchase agreements and securities borrowed (before pledging as detailed below) totalled $213 billion or 45% of total assets at October 31, 2005, as compared to $185 billion or 43% at October 31, 2004. Liquid assets are primarily a diversified pool of highly rated marketable securities. As at October 31, 2005, $15 billion of assets had been pledged as collateral, down from $18 billion at October 31, 2004. We have another $52 billion in obligations related to assets sold under repurchase agreements and securities loaned and securities sold short at October 31, 2005 compared to $45 billion at October 31, 2004. For further details, see Note 25 of our Consolidated Financial Statements.
Control
Targets for our structural liquidity position are approved at least annually and monitored regularly.
     With respect to net short-term funding requirements, all limits are monitored regularly to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions are reviewed periodically to determine if they remain valid or changes to assumptions and limits are required in light of internal and/or external developments.
Reporting
Detailed reports on our principal short-term asset/liability mismatches are monitored on a daily basis to ensure compliance with the limits for overall group exposure and by major currency and geographic locations. As set out in our liquidity and funding management framework, any potential exceptions to established limits on net fund outflows or other rules, whether monitored on a daily, weekly or monthly basis, are reported immediately to Corporate Treasury which provides or arranges for approval after reviewing a remedial action plan.
Funding
Funding strategy
Diversification of funding sources is a crucial component of our overall liquidity management strategy. Diversification expands our funding flexibility while minimizing funding concentration and dependency and generally reducing financing costs. Maintaining competitive credit ratings is also key to cost-effective funding. Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial deposits, is the foundation of our strong structural liquidity position.
Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. Our credit ratings are largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. We estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not materially influence our liability composition, funding access, collateral usage and associated costs. However, a series of downgrades could have adverse consequences for our funding capacity, collateral requirements and on the results of our operations.

48 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit ratings	Table 47

	Short-term	Senior
As at October 31, 2005	debt	long-term debt

Moody’s Investor Services	P-1	Aa2
Standard & Poor’s	A-1+	AA-
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R-1(middle)	AA(low)

Our major credit ratings remained unchanged during 2005. However, during the first quarter of 2005, Standard & Poor’s changed its rating outlook on our senior debt to negative from stable, citing concerns relating to our U.S. banking operations. Moody’s rating remained unchanged at Aa2 with a stable outlook.
     These strong credit ratings support our ability to competitively access unsecured funding markets.
     All of our ratings are among the highest categories assigned by the respective agencies to a Canadian bank (our current ratings are at par with, or at a one-notch premium to, our major Canadian banking peers). Internationally, we were again ranked among the World’s Safest Banks (based on Global Finance’s latest top 50 ranking) and were second highest among North American banks.
     Citing our improved financial performance, Fitch Ratings removed its Rating Negative Watch on our ratings, which had been in effect since late last year. Standard & Poor’s has reaffirmed their outlook in the fourth quarter of 2005 despite recognizing the improvement in our U.S. banking operations, citing new concerns they have relating to our potential exposure to Enron-related matters.
Deposit profile
The composition of our global deposit liabilities is summarized in Note 12 to our Consolidated Financial Statements. In 2005, personal deposits remained the prime source of funding for our Canadian dollar balance sheet while most foreign currency deposits originated from unsecured, wholesale sources, including large corporate and institutional clients and foreign commercial and central banks.
     Our personal deposit franchise constitutes the principal source of constant funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these customers represent a highly stable supply of core deposits in most prospective environments as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and extensive and, at times, exclusive relationships with us. As at October 31, 2005, our core deposits represented about 55% of our total deposits. We encourage wholesale funding diversity and regularly review sources of short-term funds to ensure they are well diversified by provider, product, market and geographic origin. In addition, we maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends in order to identify opportunities and risks and to take appropriate and timely actions.

Term funding sources	Table 48

(C$ millions)	2005	2004	2003

Long-term funding outstanding	$24,004	$18,831	$20,442
Total mortgage-backed securities sold	8,487	5,983	2,936
Commercial mortgage loans financed through notes issued by a securitization SPE	1,237	603	129
Credit card receivables financed through notes issued by a securitization SPE	2,500	1,900	2,675

Our long-term funding sources are managed to minimize cost by limiting concentration by geographic location, investor segment, currency and maturity profile. In addition, liquidity objectives, market conditions, interest rates, credit spreads and desired financial structure influence our long-term funding activities. We operate debt issuance programs in Canada, the United States and Europe. Diversification into new markets and untapped investor segments is also constantly evaluated against relative issuance costs.
     During 2005, we continued to expand our long-term funding base by issuing, either directly or through our subsidiaries, $10.9 billion of senior deposit notes in various currencies and markets. Total long-term funding outstanding increased $5.2 billion. Outstanding senior debt containing ratings triggers, which would accelerate repayment, constitutes a very small proportion of our overall outstanding debt.
Other funding sources
We use commercial mortgage, residential mortgage and credit card receivable-backed securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. We hold retained interests in our residential mortgage and credit card securitization programs. Our total outstanding mortgage-backed securities sold increased year-over-year by $2,504 million as shown in the table above. Our credit card receivables securitized increased year-over-year by $600 million financed through notes issued by a securitization special purpose entity (see the Off-balance sheet arrangements section and Note 5 to our Consolidated Financial Statements).
     Our liquidity and funding position remains sound and adequate to execute our strategy. There are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change this position.
Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

Contractual obligations	Table 49

	2005					2004	2003
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total

Unsecured long-term funding	$7,265	$10,088	$4,795	$1,856	$24,004	$18,831	$20,442
Subordinated debentures	—	—	148	8,019	8,167	8,116	6,243
Obligations under leases (2)	410	655	472	971	2,508	2,418	2,218

	$4,270	$8,869	$5,106	$10,699	$28,944	$25,754	$22,705

(1)	Amounts represent principal only and exclude accrued interest.

(2)	Substantially all of our lease commitments are operating.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 49

INSURANCE RISK
Insurance risk is the risk of loss that may occur when assumptions made in insurance product design and pricing activities differ from actual experience. Insurance risk can be categorized into the following sub-risks:
•	Claims Risk: The risk that the actual severity and/or frequency of claims differs from the levels assumed in pricing calculations. This risk can occur through (i) a misestimation of expected claims activities to actual activities or (ii) the mis-selection of a risk during the underwriting process.

•	Policyholder Behaviour Risk: The risk that the behaviour of policy-holders relating to premium payments, policy withdrawals or loans, policy lapses, surrenders and other voluntary terminations differ from the behaviour assumed in pricing calculations.

•	Expense Risk: The risk that the expense of acquiring or administering policies, or of processing claims, exceeds the costs assumed in pricing calculations.
Measurement
Risks are measured using in-house models developed by Corporate Actuarial and comply with the GRM Model Risk Policy. These measurements are used for Economic Capital attribution and valuation of liability reserves.
Control
A robust insurance risk management framework, maintained by an independent Group Risk Management Insurance function, ensures that policies, procedures and practices are in place to efficiently manage insurance risk. The framework comprises five primary risk management activities: risk policies, risk oversight and monitoring, risk approvals, risk event escalation and risk reporting.
     Risk policies document our strategies for identifying, prioritizing and managing risk. Policies communicate a consistent message about risk tolerance and ensure accountability through clear roles and responsibilities. Enterprise-wide policies on insurance risk are centrally managed within risk management and promote a consistent approach to risk mitigation.
     Insurance risk is monitored, in part, via independent middle office functions that provide risk monitoring and oversight. Through daily interaction and end-of-period management reporting, the middle office works with business partners to monitor business activities and risks. On a monthly basis, management analyzes product design and pricing risk and adjusts products or pricing accordingly.
     Risks arising from new or revised products or services are monitored through a risk analysis and approval process. This process is a collaborative effort between risk management and business partners to identify and prioritize inherent risks and to ensure the appropriate measures are employed to manage risks to levels consistent with the organization’s risk appetite. The details of new initiatives are reviewed against a set of significance scales, which identify the appropriate approval authority within the organization.
     Risk events are escalated in a timely manner to the appropriate level of risk and business management ensuring appropriate actions are taken to mitigate risks to acceptable levels. A risk event occurs when a potential risk manifests into consequences that inherently could materially impact a business unit’s financial results, reputation, regulatory compliance, operational efficiency or its ability to achieve its business objectives.
Reporting
Risks are evaluated and communicated to management at the business unit level and enterprise level on a regular basis. A dashboard reporting mechanism is used to monitor the various insurance businesses. Ratings are assigned (positive, stable or negative) based on the performance of each business, which includes interest rate trends, claim costs, policy lapses, expenses and overall risk/return profile. A summarized view of this dashboard is reported to senior management and CR&RPC on a quarterly basis. Risks are also reported via a series of reports to the various businesses, their operating committees and the subsidiary legal entity’s board of directors. These reports identify and rank key risks as well as provide information on Economic Capital.
OPERATIONAL RISK
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is imbedded in all of RBC’s activities. We manage operational risk by ensuring that effective infrastructure, controls, systems and individuals are in place throughout our organization and complemented by the operational risk management framework. The framework encompasses a common language of risk coupled with enterprise-wide programs and methodologies for the identification, measurement, control and management of operational risks. The framework is supported by strong principles of governance; our values and employee code of conduct; independent, risk-based internal auditing; and corporate and business level compliance activities.
Measurement
Risk and control assessments form the basis of proactive identification and assessment of operational risk. During 2005, we pursued a multi-pronged approach regarding operational risk and control assessment. Our original risk and control self-assessment program (RCSA) continued in parallel with several other assessment programs including Sarbanes-Oxley Act of 2002, privacy, outsourcing and money-laundering. Key risk indicators also help us recognize and address our operational risk exposures and potential losses more quickly. Use of risk indicators was expanded during the past year by drawing from the Risk Management Association’s recently published industry library of indicators.
     Notwithstanding active operational risk management, operational risk failures can and do occur. Enterprise-wide loss event data collection and analysis lead to better understanding of the root causes of operational failures and improved risk mitigation strategies. Data on our operational events and on external losses also support quantitative analysis related to determination and attribution of operational risk capital.
Control
Fundamentally, we manage operational risk by having appropriate infrastructure, controls, systems and people in place throughout the organization. Complementing these are the activities of several central enterprise-wide groups which focus on aspects such as control effectiveness, fraud management, compliance with applicable laws and regulations, management of business disruption and crisis situations, and transfer of risk.
     Key risk indicators are used on an ongoing basis to monitor risk environments and levels and the effectiveness of controls. The operational risk team monitors a growing set of indicators for escalation to senior management and the Board of Directors. Internal audit group makes extensive use of risk indicators in the continuous auditing programs which supplement its cyclical auditing activities. Fraud management activities focus on prevention, detection and intervention regarding both internal and external fraud. The compliance group

50 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

ensures a complete view of our regulatory demands and a co-ordinated, effective response to these. The business continuity management group co-ordinates planning, preparation and response for business disruption situations which may affect our ability to provide quality and timely services to our clients. We elect to transfer some of our operational risk exposure through the purchase of insurance coverage, the nature and amounts of which are determined on a central, enterprise-wide basis.
Reporting
Quarterly enterprise-level reporting provides senior management and the Board of Directors with an overview of our operational risk profile, derived from risk identification and monitoring activities, significant operational events and losses, and conclusions drawn from enterprise-wide risk indicators. The reporting also includes details on significant actual or emerging operational risk exposures.
ADDITIONAL RISKS THAT MAY AFFECT FUTURE RESULTS
In addition to credit risk, market risk, liquidity and funding management risk, insurance risk and operational risk, as described in the Risk management section, there are numerous other risk factors, many beyond our control, that could cause our results to differ significantly from our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Some of these factors are described below.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on such statements in this document as a number of important factors could cause actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
Industry and non-company factors
General business and economic conditions in the regions in which we conduct business
Interest rates, foreign exchange rates, consumer spending, business investment, government spending, the health of the capital markets, inflation and terrorism impact the business and economic environments in which we operate and, ultimately, the amount of business we conduct in a specific geographic region. For example, in an economic downturn in a particular country that is characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a downturn in a particular equity market could cause a reduction in new issue and investor trading activity, assets under management and assets under administration, resulting in lower fee, commission and other revenue.
Foreign currency exchange rates
Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations in the movement of the Canadian dollar relative to such currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to the U.S. dollar on account of our level of operations in the U.S., and the strengthening of the Canadian dollar compared to the U.S. dollar has had a material effect on our results in the past three years. We are also exposed to the British pound on account of our level of operations internationally in RBC Capital Markets. Further appreciation of the Canadian dollar relative to the U.S. dollar or British pound would reduce the translated value of U.S. dollar- and British pound-denominated revenue, expenses and earnings, respectively, compared to prior periods.
Monetary policy
Bond and money market expectations about inflation and central bank monetary policy decisions have an impact on the level of interest rates, the fluctuation of which can have an impact on our earnings. Our policy for the non-trading balance sheet is to manage the interest rate risk to a target level. We have defined this target level as a risk neutral balance sheet where the interest rate exposures of most assets and liabilities are matched, with the residual assets representing a notional investment of equity spread evenly across a term of 60 months. As a result, our interest rate risk profile has slightly faster repricing of assets than liabilities.
Consequently, a decline in interest rates would tend to reduce the net interest income earned on our non-trading portfolio as shorter-term assets reprice and to increase the value of our longer-term assets. Conversely, an increase in interest rates would result in an increase in the net interest income and a decrease in the value of our longer-term assets. For a more complete discussion of our interest rate risk refer to the Market risk discussion in the Risk management section.
Level of competition
The competition for customers among financial services companies in the consumer and business markets in which we operate is intense. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Non-financial companies can provide consumers with the option to pay bills and transfer funds without involving banks. Securities transactions can be conducted through the Internet and other alternative, non-trading systems. Such disintermediation could also reduce fee revenue and adversely affect our earnings.
Changes in laws and regulations
Regulations are in place to protect the financial and other interests of our clients. Changes to statutes, regulations or regulatory policies, including changes in the interpretation, implementation or enforcement of statutes, could adversely affect us, for example, by lowering barriers to entry in the business in which we operate or increasing our costs of compliance. In addition, our failure to comply with applicable statutes, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.
Judicial or regulatory judgments and legal proceedings
Although we take what we believe to be reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we will always be in compliance or deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would damage our reputation and have a negative impact on our earnings.
     We are also subject to litigation arising in the ordinary course of our business. The adverse resolution of any litigation could have a material adverse effect on our results or could give rise to significant reputational damage, which could impact our future business prospects.
Accuracy and completeness of information on customers and counterparties
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by or on behalf of customers and counterparties, including audited financial statements and other financial information. We also may rely on representations of customers and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to customers and counterparties on which we rely do not comply with GAAP or are materially misleading.

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 51

Company specific factors
Our financial performance may be affected by our ability to successfully complete our business realignment
Effective November 1, 2004, in support of our Client First Initiative, we realigned our organizational structure, resources and processes in order to serve our clients better and more efficiently across all our businesses, to find new ways to generate stronger revenue growth, and to streamline our organization and processes for faster decision-making, quicker implementation and better productivity. Although we believe that our initiatives have helped us to better meet our clients’ needs, accelerate revenue growth and control costs, there is no assurance that we will continue to achieve our objectives and improve our financial performance.
Acquisitions and joint ventures
Although we regularly explore opportunities for strategic acquisitions of or joint ventures with companies in our lines of business, there is no assurance that we will be able to complete acquisitions or joint ventures on terms and conditions that satisfy our investment criteria. There is also no assurance we will achieve anticipated cost savings following acquisitions or joint ventures. Our performance is contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Accounting policies and estimates
The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revision, and changes to them may materially adversely affect our results of operations and financial condition.
     Our financial condition and results of operations are reported using accounting policies and methods prescribed by GAAP. In certain cases, GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in our reporting materially different amounts.
     Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while GAAP compliant, they reflect our best judgment of the most appropriate manner in which to record and report our financial condition and results of operations. Significant accounting policies are described in Note 1 to our Consolidated Financial Statements.
      As detailed in the Critical accounting policies and estimates section, we have identified six accounting policies as being “critical” to the presentation of our financial condition and results of operations as they (i) require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and (ii) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The reporting of such materially different amounts could materially and adversely affect our results of operations or reported financial condition. These critical accounting policies and estimates relate to the determination of our allowances for credit losses, the determination of the fair value of certain of our financial instruments, securitization, variable interest entities, pensions and other postemployment benefits and income taxes.
As a large corporation, we are exposed to operational and infrastructure risks
Similar to all large corporations, we are exposed to many types of operational risk, including the risk of fraud by employees or outsiders, unauthorized transactions by employees, or operational errors, including clerical or record keeping errors or errors resulting from faulty or disabled computer or telecommunications systems. Given the high volume of transactions we process on a daily basis certain errors may be repeated or compounded before they are discovered and successfully rectified. Shortcomings or failures in our internal processes, people or systems, including any of our financial accounting or other data processing systems, could lead to, among other consequences, financial loss and reputational damage. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business.
As a larger corporation, we are exposed to reputational risk
Similar to all large corporations, we are exposed to reputational risk. Reputational risk is the risk that an activity by us or one of our representatives will impair our image in the community or public confidence, which may result in legal action, additional regulatory oversight or have a negative impact on our earnings. Factors that can heighten reputational risk include breach of confidentiality or lack of privacy, lack of professionalism, inappropriate resolution of conflicts of interest, fraudulent or criminal activity, or misrepresentation (or withholding) of information for shareholders, clients, and employees.
     We manage reputational risk through the integration of reputational risk assessment into our transactional approval process, strategy development decisions, strategic and operational implementation and control processes. Our corporate governance practices, codes of conduct and risk management policies, procedures and training also assist in the management of reputational risk.
Other factors
Other factors that may affect future results include changes in government trade policy, the timely development and introduction of new products and services in receptive markets, changes in our estimates for reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, natural disasters, such as hurricanes, the possible impact on our business from public health emergencies, international conflicts and other developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.
     We caution that the foregoing discussion of risk factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other external and company specific factors that may adversely affect future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us, or on our behalf.
RELATED PARTY TRANSACTIONS
In the ordinary course of business, we provide normal banking services or enter into other transactions with associated and other related corporations on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred customers.

52 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

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CONTROLS AND PROCEDURES
As of October 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No changes were made in our internal control over financial reporting during the year ended October 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL FINANCIAL INFORMATION

Net interest income on average assets and liabilities from continuing operations(1)	Table 50

	Average balances (2)			Interest (3)			Average rate
(C$ millions, except percentage amounts)	2005	2004	2003	2005	2004	2003	2005	2004	2003

Assets
Deposits with other banks
Canada	$915	$629	$428	$31	$8	$4	3.39%	1.27%	.93%
United States	1,587	1,093	2,490	55	7	30	3.47	.64	1.20
Other International	4,068	3,897	4,401	145	88	67	3.56	2.26	1.52

	6,570	5,619	7,319	231	103	101	3.52	1.83	1.38

Securities
Trading account	110,356	94,178	77,422	3,711	2,718	2,049	3.36	2.89	2.65
Investments	37,198	43,146	35,639	839	837	959	2.26	1.94	2.69
Loan substitute	678	358	354	33	17	17	4.87	4.75	4.80

	148,232	137,682	113,415	4,583	3,572	3,025	3.09	2.59	2.67

Assets purchased under reverse repurchase agreements and securities borrowed	44,420	43,920	42,386	1,354	656	873	3.05	1.49	2.06
Loans (4)
Canada
Residential mortgages	82,960	75,722	69,911	4,090	3,903	3,896	4.93	5.15	5.57
Personal	32,864	28,857	25,614	2,055	1,813	1,837	6.25	6.28	7.17
Credit cards	6,238	5,656	5,197	753	674	615	12.07	11.92	11.83
Business and government	30,026	27,616	26,632	1,401	1,342	1,755	4.67	4.86	6.59

	152,088	137,851	127,354	8,299	7,732	8,103	5.46	5.61	6.36
United States	20,572	21,329	22,678	1,626	1,134	1,225	7.90	5.32	5.40
Other International	6,993	6,586	9,905	865	669	572	12.37	10.16	5.77

	179,653	165,766	159,937	10,790	9,535	9,900	6.01	5.75	6.19

Total interest-earning assets	378,875	352,987	323,057	16,958	13,866	13,899	4.48	3.93	4.30
Non-interest-bearing deposits with other banks	2,567	2,758	1,947	—	—	—	—	—	—
Customers’ liability under acceptances	6,411	6,047	6,838	—	—	—	—	—	—
Other assets	57,447	56,408	55,858	—	—	—	—	—	—

Total assets	$445,300	$418,200	$387,700	$16,958	$13,866	$13,899	3.81%	3.32%	3.58%

Liabilities and shareholders’ equity
Deposits (5)
Canada	$152,218	$139,466	$121,690	$3,724	$3,186	$3,311	2.45%	2.28%	2.72%
United States	39,944	38,501	40,126	1,047	510	564	2.62	1.32	1.41
Other International	69,607	68,052	68,316	2,175	1,446	1,577	3.12	2.12	2.31

	261,769	246,019	230,132	6,946	5,142	5,452	2.65	2.09	2.37

Obligations related to securities sold short	34,169	27,013	22,898	1,381	978	839	4.04	3.62	3.66
Obligations related to assets sold under repurchase agreements and securities loaned	25,912	29,159	20,575	1,120	677	614	4.32	2.32	2.98
Subordinated debentures	8,359	8,000	6,455	442	429	376	5.29	5.36	5.82
Other interest-bearing liabilities	4,041	3,458	4,109	299	242	282	7.40	7.00	6.86

Total interest-bearing liabilities	334,250	313,649	284,169	10,188	7,468	7,563	3.05	2.38	2.66
Non-interest-bearing deposits	26,428	22,183	20,640	—	—	—	—	—	—
Acceptances	6,414	6,049	6,838	—	—	—	—	—	—
Other liabilities	58,757	57,697	57,292	—	—	—	—	—	—

Total liabilities	$425,849	$399,578	$368,939	$10,188	$7,468	$7,563	2.39%	1.87%	2.05%

Shareholders’ equity
Preferred	811	832	1,210	—	—	—	—	—	—
Common	18,640	17,790	17,551	—	—	—	—	—	—

Total liabilities and shareholders’ equity	$445,300	$418,200	$387,700	$10,188	$7,468	$7,563	2.29%	1.79%	1.95%

Net interest income as a % of total average assets	$445,300	$418,200	$387,700	$6,770	$6,398	$6,336	1.52%	1.53%	1.63%

Net interest income as a % of total average interest-earning assets
Canada	$229,184	$212,562	$199,841	$5,379	$4,870	$4,988	2.35%	2.29%	2.50%
United States	74,842	61,716	52,870	774	922	1,066	1.03	1.49	2.02
Other International	74,849	78,709	70,346	617	606	282	.82	.77	.40

Total	$378,875	$352,987	$323,057	$6,770	$6,398	$6,336	1.79%	1.81%	1.96%

(1)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Interest income includes loan fees of $343 million (2004 — $336 million; 2003 — $303 million).

(4)	Average balances include impaired loans.

(5)	Deposits include savings deposits with average balances of $46 billion (2004 — $45 billion; 2003 — $38 billion), interest expense of $.3 billion (2004 — $.2 billion; 2003 — $.3 billion) and average rates of .6% (2004 — .5%; 2003 — .8%). Deposits also includes term deposits with average balances of $181 billion (2004 — $169 billion; 2003 — $160 billion), interest expense of $5.3 billion (2004 — $4.0 billion; 2003 — $4.1 billion) and average rates of 2.95% (2004 — 2.34%; 2003 — 2.53%).

ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS 53

Change in net interest income from continuing operations(1)	Table 51

	2005 vs. 2004			2004 vs. 2003
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
(C$ millions)	volume (2)	rate (2)	change	volume (2)	rate (2)	change

Assets
Deposits with other banks
Canada	$5	$18	$23	$2	$2	$4
United States	4	44	48	(13)	(10)	(23)
Other International	4	53	57	(8)	29	21
Securities
Trading account	506	487	993	472	197	669
Investments	(125)	127	2	177	(299)	(122)
Loan substitute	16	—	16	—	—	—
Assets purchased under reverse repurchase agreements and securities borrowed	8	690	698	31	(248)	(217)
Loans
Canada
Residential mortgages	362	(175)	187	311	(304)	7
Personal	251	(9)	242	218	(242)	(24)
Credit cards	70	9	79	55	4	59
Business and government	114	(55)	59	63	(476)	(413)
United States	(42)	534	492	(72)	(19)	(91)
Other International	43	153	196	(237)	334	97

Total interest income	$1,216	$1,876	$3,092	$999	$(1,032)	$(33)

Liabilities
Deposits
Canada	$303	$235	$538	$447	$(572)	$(125)
United States	20	517	537	(22)	(32)	(54)
Other International	34	695	729	(6)	(125)	(131)
Obligations related to securities sold short	280	123	403	149	(10)	139
Obligations related to assets sold under repurchase agreements and securities loaned	(83)	526	443	219	(156)	63
Subordinated debentures	19	(6)	13	85	(32)	53
Other interest-bearing liabilities	42	15	57	(47)	7	(40)

Total interest expense	615	2,105	2,720	825	(920)	(95)

Net interest income	$601	$(229)	$372	$174	$(112)	$62

(1)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

(2)	Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.

Small business loans and acceptances by credit portfolio	Table 52

(C$ millions)	2005	2004	2003	2002	2001

Agriculture	$715	$519	$70	$67	$71
Automotive	490	463	462	377	434
Consumer goods	1,728	1,764	1,777	1,583	1,665
Energy	182	150	137	125	157
Financial services	78	51	97	93	57
Forest products	311	276	298	278	296
Government	182	156	161	187	8
Industrial products	1,057	999	952	887	916
Mining and metals	57	62	65	69	64
Real estate and related	1,982	1,821	1,777	1,737	1,788
Technology and media	243	232	242	204	262
Transportation and environment	549	502	503	552	605
Other	3,183	3,142	3,164	3,311	3,465

Total small business loans	$10,757	$10,137	$9,705	$9,470	$9,788

54 ROYAL BANK OF CANADA	2005 CONSOLIDATED FINANCIAL STATEMENTS > MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying Consolidated Financial Statements of Royal Bank of Canada (RBC) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (GAAP) pursuant to Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian GAAP. Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.
     In discharging our responsibility for the integrity and fairness of the Consolidated Financial Statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.
     The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.
     The Board of Directors oversees management’s responsibilities for financial reporting through its Audit Committee, which is composed entirely of directors who are neither officers nor employees of RBC. This Committee reviews our Consolidated Financial Statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.
     The Office of the Superintendent of Financial Institutions, Canada (OSFI) examines and inquires into the business and affairs of RBC as deemed necessary to determine whether the provisions of the Bank Act are being complied with, and that RBC is in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of depositors and creditors of RBC.
     Deloitte & Touche LLP, independent auditors appointed by the shareholders of RBC upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.
Gordon M. Nixon
President and Chief Executive Officer
Janice R. Fukakusa
Chief Financial Officer
Toronto, November 30, 2005
AUDITORS’ REPORT TO SHAREHOLDERS
To the Shareholders of Royal Bank of Canada
We have audited the consolidated balance sheets of Royal Bank of Canada as at October 31, 2005 and 2004, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2005. These consolidated financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005, in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, November 30, 2005

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 55

CONSOLIDATED BALANCE SHEETS

As at October 31 (C$ millions)	2005	2004 (1)

Assets

Cash and due from banks	$5,001	$3,711

Interest-bearing deposits with banks	5,237	6,267

Securities (Note 3)
Trading account	125,760	89,322
Investment account	34,060	38,923
Loan substitute	675	701

	160,495	128,946

Assets purchased under reverse repurchase agreements and securities borrowed	42,973	46,949

Loans (Note 4 and 5)
Residential mortgage	91,043	81,998
Personal	41,045	36,848
Credit cards	6,200	6,456
Business and government	53,626	47,258

	191,914	172,560
Allowance for loan losses	(1,498)	(1,644)

	190,416	170,916

Other
Customers’ liability under acceptances	7,074	6,184
Derivative-related amounts (Note 7)	38,834	38,897
Premises and equipment (Note 8)	1,708	1,738
Goodwill (Note 9)	4,203	4,280
Other intangibles (Note 9)	409	521
Assets of operations held for sale (Note 10)	263	2,457
Other assets (Note 11)	12,908	15,356

	65,399	69,433

	$469,521	$426,222

Liabilities and shareholders’ equity

Deposits (Note 12)
Personal	$111,618	$111,256
Business and government	160,593	133,823
Bank	34,649	25,880

	306,860	270,959

Other
Acceptances	7,074	6,184
Obligations related to securities sold short	32,391	25,005
Obligations related to assets sold under repurchase agreements and securities loaned	23,381	26,473
Derivative-related amounts (Note 7)	42,592	42,201
Insurance claims and policy benefit liabilities (Note 13)	7,117	6,488
Liabilities of operations held for sale (Note 10)	40	62
Other liabilities (Note 14)	18,408	20,172

	131,003	126,585

Subordinated debentures (Note 15)	8,167	8,116

Trust capital securities (Note 16)	1,400	2,300

Preferred share liabilities (Note 17)	300	300

Non-controlling interest in subsidiaries (Note 18)	1,944	58

Shareholders’ equity (Note 17)
Preferred shares	700	532
Common shares (shares issued — 646,750,772 and 644,747,812)	7,170	6,988
Contributed surplus	265	169
Retained earnings	13,704	12,065
Treasury shares — preferred (shares held — 90,600 and nil)	(2)	—
— common (shares held — 3,526,276 and 4,862,782)	(216)	(294)
Net foreign currency translation adjustments	(1,774)	(1,556)

	19,847	17,904

	$469,521	$426,222

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity (refer to Note 1) and the identification of discontinued operations (refer to Note 10).

Gordon M. Nixon	Robert B. Peterson
President and Chief Executive Officer	Director

56 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

For the year ended October 31 (C$ millions)	2005	2004 (1)	2003 (1)

Interest income
Loans	$10,790	$9,535	$9,900
Securities	4,583	3,572	3,025
Assets purchased under reverse repurchase agreements and securities borrowed	1,354	656	873
Deposits with banks	231	103	101

	16,958	13,866	13,899

Interest expense
Deposits	6,946	5,142	5,452
Other liabilities	2,800	1,897	1,735
Subordinated debentures	442	429	376

	10,188	7,468	7,563

Net interest income	6,770	6,398	6,336

Non-interest income
Insurance premiums, investment and fee income	3,270	2,870	2,356
Trading revenue	1,594	1,563	1,908
Investment management and custodial fees	1,255	1,126	1,098
Securities brokerage commissions	1,163	1,166	1,031
Service charges	1,153	1,089	1,122
Underwriting and other advisory fees	1,026	918	813
Mutual fund revenue	962	850	673
Card service revenue	579	555	518
Foreign exchange revenue, other than trading	407	331	279
Securitization revenue (Note 5)	285	200	165
Credit fees	187	198	227
Gain on sale of investment account securities (Note 3)	91	20	31
Other	473	518	431

Non-interest income	12,445	11,404	10,652

Total revenue	19,215	17,802	16,988

Provision for credit losses (Note 4)	455	346	721

Insurance policyholder benefits, claims and acquisition expense	2,625	2,124	1,696

Non-interest expense
Human resources (Note 19 and 20)	6,767	6,701	6,297
Equipment	960	906	882
Occupancy	749	765	721
Communications	632	672	707
Professional fees	529	474	444
Outsourced item processing	296	294	292
Amortization of other intangibles (Note 9)	50	69	71
Other	1,405	952	751

	11,388	10,833	10,165

Business realignment charges (Note 21)	45	177	—

Income from continuing operations before income taxes	4,702	4,322	4,406
Income taxes (Note 22)	1,278	1,287	1,439

Net income before non-controlling interest	3,424	3,035	2,967
Non-controlling interest in net income of subsidiaries	(13)	12	12

Net income from continuing operations	3,437	3,023	2,955
Net income (loss) from discontinued operations (Note 10)	(50)	(220)	13

Net income	$3,387	$2,803	$2,968

Preferred dividends (Note 17)	(42)	(31)	(31)

Net gain on redemption of preferred shares	4	—	—

Net income available to common shareholders	$3,349	$2,772	$2,937

Average number of common shares (in thousands) (Note 23)	641,717	646,732	662,080
Basic earnings per share (in dollars)	$5.22	$4.29	$4.44
Basic earnings per share from continuing operations (in dollars)	$5.30	$4.63	$4.42
Basic earnings per share from discontinued operations (in dollars)	$(.08)	$(.34)	$.02

Average number of diluted common shares (in thousands) (Note 23)	652,340	655,508	669,016
Diluted earnings per share (in dollars)	$5.13	$4.23	$4.39
Diluted earnings per share from continuing operations (in dollars)	$5.21	$4.57	$4.37
Diluted earnings per share from discontinued operations (in dollars)	$(.08)	$(.34)	$.02

Dividends per share (in dollars)	$2.35	$2.02	$1.72

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity (refer to Note 1) and the identification of discontinued operations (refer to Note 10).

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 57

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the year ended October 31 (C$ millions)	2005	2004 (1)	2003 (1)

Preferred shares (Note 17)
Balance at beginning of year	$532	$532	$556
Issued	300	—	—
Redeemed for cancellation	(132)	—	—
Translation adjustment on shares denominated in foreign currency	—	—	(24)

Balance at end of year	700	532	532

Common shares (Note 17)
Balance at beginning of year	6,988	7,018	6,979
Issued	214	127	193
Purchased for cancellation	(32)	(157)	(154)

Balance at end of year	7,170	6,988	7,018

Contributed surplus
Balance at beginning of year	169	85	78
Renounced stock appreciation rights	(6)	—	—
Stock-based compensation awards	26	56	7
Gain on redemption of preferred shares	7	—	—
Reclassified amounts	—	34	—
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	54	—	—
Other	15	(6)	—

Balance at end of year	265	169	85

Retained earnings
Balance at beginning of year	12,065	11,333	10,235
Net income	3,387	2,803	2,968
Preferred share dividends (Note 17)	(42)	(31)	(31)
Common share dividends (Note 17)	(1,512)	(1,303)	(1,137)
Premium paid on common shares purchased for cancellation	(194)	(735)	(698)
Issuance costs	—	—	(4)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts	—	(2)	—

Balance at end of year	13,704	12,065	11,333

Treasury shares — preferred (Note 17)
Balance at beginning of year	—	—	—
Net sales (purchases)	(2)	—	—

Balance at end of year	(2)	—	—

Treasury shares — common (Note 17)
Balance at beginning of year	(294)	—	—
Net sales (purchases)	132	10	—
Reclassified amounts	—	(304)	—
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	(54)	—	—

Balance at end of year	(216)	(294)	—

Net foreign currency translation adjustments
Balance at beginning of year	(1,556)	(893)	(54)
Unrealized foreign currency translation loss	(619)	(1,341)	(2,988)
Foreign currency gain from hedging activities	401	678	2,149

Balance at end of year	(1,774)	(1,556)	(893)

Shareholders’ equity at end of year	$19,847	$17,904	$18,075

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity (refer to Note 1) and the identification of discontinued operations (refer to Note 10).

58 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended October 31 (C$ millions)	2005	2004 (1)	2003 (1)

Cash flows from operating activities
Net income from continuing operations	$3,437	$3,023	$2,955
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	455	346	721
Depreciation	414	387	391
Business realignment charges	36	177	—
Business realignment payments	(94)	—	—
Future income taxes	(482)	(52)	273
Amortization of other intangibles	50	69	71
Writedown of deferred issuance costs	—	25	—
Gain on sale of premises and equipment	(21)	(52)	(15)
Gain on loan securitizations	(103)	(34)	(34)
Loss on investment in associated corporations and limited partnerships	—	9	34
Gain on sale of investment account securities	(91)	(20)	(31)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	629	118	(17)
Net change in accrued interest receivable and payable	(5)	(120)	122
Current income taxes	(9)	(895)	672
Derivative-related assets	63	(3,281)	(5,358)
Derivative-related liabilities	391	4,426	5,638
Trading account securities	(36,438)	(1,965)	(11,930)
Net change in brokers and dealers receivable and payable	1,334	(539)	281
Other	810	6	(2,876)

Net cash from (used in) operating activities from continuing operations	(29,624)	1,628	(9,103)
Net cash from (used in) operating activities from discontinued operations	95	303	(569)

Net cash from (used in) operating activities	(29,529)	1,931	(9,672)

Cash flows from investing activities
Change in interest-bearing deposits with banks	1,030	(4,320)	999
Change in loans, net of loan securitizations	(27,667)	(15,287)	1,087
Proceeds from loan securitizations	5,606	3,532	1,742
Proceeds from sale of investment account securities	25,628	18,427	19,340
Proceeds from maturity of investment account securities	18,405	38,088	26,983
Purchases of investment account securities	(36,373)	(50,911)	(49,750)
Change in loan substitute securities	26	(376)	69
Net acquisitions of premises and equipment	(383)	(439)	(391)
Change in assets purchased under reverse repurchase agreements and securities borrowed	3,976	(5,767)	(2,253)
Net cash from (used in) acquisition of subsidiaries	—	438	(281)

Net cash used in investing activities from continuing operations	(9,752)	(16,615)	(2,455)
Net cash from (used in) investing activities from discontinued operations	2,027	850	(3,056)

Net cash used in investing activities	(7,725)	(15,765)	(5,511)

Cash flows from financing activities
Change in deposits	35,001	11,814	14,800
Issue of RBC Trust Capital Securities (RBC TruCS)	1,200	—	900
Issue of subordinated debentures	800	3,100	—
Repayment of subordinated debentures	(786)	(990)	(100)
Issue of preferred shares	300	—	—
Redemption of preferred shares for cancellation	(132)	—	(653)
Issuance costs	(3)	—	(4)
Issue of common shares	198	119	183
Purchase of common shares for cancellation	(226)	(892)	(852)
Net sales of treasury shares	130	10	—
Dividends paid	(1,469)	(1,295)	(1,144)
Dividends/distributions paid by subsidiaries to non-controlling interests	(13)	(13)	(5)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(3,092)	1,977	440
Change in obligations related to securities sold short	7,386	2,150	3,745
Change in short-term borrowings of subsidiaries	(628)	(1,305)	(1,697)

Net cash from financing activities from continuing operations	38,666	14,675	15,613

Net cash from financing activities	38,666	14,675	15,613

Effect of exchange rate changes on cash and due from banks	(122)	(17)	(77)

Net change in cash and due from banks	1,290	824	353
Cash and due from banks at beginning of year	3,711	2,887	2,534

Cash and due from banks at end of year	$5,001	$3,711	$2,887

Supplemental disclosure of cash flow information
Amount of interest paid in year	$10,109	$7,408	$7,308
Amount of income taxes paid in year	$1,932	$2,522	$1,723

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity (refer to Note 1) and the identification of discontinued operations (refer to Note 10).

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 59

Consolidated financial statements (all tabular amounts are in millions of Canadian dollars, except per share amounts)
NOTE 1 SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES
The accompanying Consolidated Financial Statements have been prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the Consolidated Financial Statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of the OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.
Basis of consolidation
The Consolidated Financial Statements include the assets and liabilities and results of operations of all subsidiaries and Variable Interest Entities (VIEs) where we are the Primary Beneficiary, after elimination of inter-company transactions and balances. The equity method is used to account for investments in associated corporations and limited partnerships in which we have significant influence. These investments are reported in Other Assets. Our share of earnings, gains and losses realized on dispositions and writedowns to reflect other-than-temporary impairment in the value of these investments are included in Non-interest Income. The proportionate consolidation method is used to account for investments in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses is consolidated. In cases where such investments are considered to be VIEs, and we are the Primary Beneficiary, we would fully consolidate the entities.
Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Income and expenses denominated in foreign currencies are translated at average rates of exchange for the year.
     Assets and liabilities of our self-sustaining operations with functional currency other than Canadian dollar are translated into Canadian dollars at rates prevailing at the balance sheet date and income and expenses of these foreign operations are translated at average rates of exchange for the year.
     Unrealized gains or losses arising as a result of the translation of our foreign self-sustaining operations are included in Shareholders’ Equity along with related hedge and tax effects. On disposal of such investments, the accumulated net translation gain or loss is included in Non-interest Income.
     Other foreign currency translation gains and losses are included in Non-interest Income.
Securities
Securities which are purchased for sale in the near term are classified as Trading Account Securities and reported at their estimated fair value. Obligations to deliver trading account securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading Revenue in Non-interest Income. Dividend and interest income accruing on Trading Account Securities is recorded in Interest Income. Interest accrued and dividends received on interest-bearing and equity securities sold short are recorded in Interest Expense.
     Investments in equity and debt securities which are purchased for longer term purposes are classified as Investment Account Securities. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Investment Account equity securities, including non-public and venture capital equity securities for which representative market quotes are not readily available, are carried at cost. Investment Account debt securities are carried at amortized cost. Dividends, interest income and amortization of premiums and discounts on debt securities are recorded in Interest Income. Gains and losses realized on disposal of Investment Account Securities, which are calculated on an average cost basis, and writedowns to reflect other-than-temporary impairment in value are included in Gain on Sale of Investment Account Securities in Non-interest Income.
     Loan Substitute Securities are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the issuers with a borrowing rate advantage. Such securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance for credit losses.
     We account for all our securities using settlement date accounting for the Consolidated Balance Sheets, and trade date accounting for the Consolidated Statements of Income.
Assets purchased under reverse repurchase agreements and sold under repurchase agreements
We purchase securities under agreements to resell (reverse repurchase agreements). Reverse repurchase agreements are treated as collateralized lending transactions and are carried on the Consolidated Balance Sheets at the amounts at which the securities were initially acquired plus accrued interest. Interest earned on reverse repurchase agreements is included in Interest Income in our consolidated statements of income.
     We sell securities under agreements to repurchase (repurchase agreements). Repurchase agreements are treated as collateralized borrowing transactions and are carried on the Consolidated Balance Sheets at the amounts at which the securities were initially sold, plus accrued interest on interest-bearing securities. Interest incurred on repurchase agreements is included in Interest Expense in our Consolidated Statements of Income.
Loans
Loans are stated net of an allowance for loan losses and unearned income, which comprises unearned interest and unamortized loan fees.
     Loans are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and loans guaranteed by one or more federal or provincial governments or related agencies (hereafter, a “Canadian government agency”) are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days past due. Credit card balances are written off when a payment is 180 days in arrears. Loans guaranteed by a Canadian government agency are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for Credit Losses. Interest received on impaired loans is credited to the Provision for Credit Losses. Impaired loans are returned to performing status when all amounts, including interest, have been collected, loan impairment charges have been reversed, and the credit quality has improved such that timely collection of principal and interest is reasonably assured.
     When an impaired loan is identified, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan are credited to the Provision for Credit Losses in the Consolidated Statements

60 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

of Income. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectibility of principal or interest, and payments are not 90 days past due.
     Assets acquired in respect of problem loans are recorded at their fair value less costs of disposition. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Provision for Credit Losses.
     Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest Income over the expected term of such loans. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest Income over the expected term of the resulting loan. Otherwise, such fees are recorded as Other Liabilities and amortized to Non-interest Income over the commitment or standby period.
Allowances for credit losses
The Allowances for Credit Losses are maintained at levels that management considers adequate to absorb identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowances relate to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees, and unfunded commitments.
     The allowances are increased by the Provision for Credit Losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries. The Allowances for Credit Losses for on-balance sheet items are included as a reduction to assets, and allowances relating to off-balance sheet items are included in Other Liabilities.
     The allowances are determined based on management’s identification and evaluation of problem accounts, estimated probable losses that exist on the remaining portfolio, and on other factors including the composition and credit quality of the portfolio, and changes in economic conditions. The Allowances for Credit Losses consist of the Specific allowances and the General allowance.
Specific allowances
Specific allowances are maintained to absorb losses on both specifically identified borrowers and other homogeneous loans that have become impaired. The losses relating to identified large business and government borrowers are estimated using management’s judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation. The losses relating to homogeneous portfolios, including residential mortgages, and personal and small business loans are based on net write-off experience. For credit cards, no specific allowance is maintained as balances are written off if no payment has been received after 180 days. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.
General allowance
The general allowance represents the best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. For large business and government loans and acceptances, the general allowance is based on the application of expected default and loss factors, determined by historical loss experience, delineated by loan type and rating. For homogenous portfolios, including residential mortgages, credit cards, and personal and small business loans, the determination of the general allowance is done on a portfolio basis. The losses are estimated by the application of loss ratios determined through historical write-off experience. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors. In addition, the general allowance includes a component for the limitations and imprecision inherent in the allowance methodologies.
Acceptances
Acceptances are short-term negotiable instruments issued by our customers to third parties, which we guarantee. The potential liability under acceptances is reported as a liability on the Consolidated Balance Sheets. The recourse against the customer in the case of a call on these commitments is reported as a corresponding asset of the same amount in Assets — Other. Fees earned are reported in Non-interest Income.
Derivatives
Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest, currency and other market risks. The most frequently used derivative products are foreign exchange forward contracts, interest rate and currency swaps, foreign currency and interest rate futures, forward rate agreements, foreign currency and interest rate options and credit derivatives.
     When used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest Income. The fair values of derivatives are reported on a gross basis as Derivative-related Amounts in assets and liabilities, except where we have both the legal right and intent to settle these amounts simultaneously in which case they are presented on a net basis. A portion of the fair value is deferred within Derivative-related Amounts in liabilities to adjust for credit risk related to these contracts. Margin requirements and premiums paid are also included in Derivative-related Amounts in assets, while premiums received are shown in Derivative-related Amounts in liabilities.
     When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge, or a hedge of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The hedge is documented at inception detailing the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset or liability being hedged, the risk that is being hedged, the type of derivative used and how effectiveness will be assessed. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or forecasted cash flows attributable to the risk being hedged both at inception and over the life of the hedge.
     Fair value hedge transactions predominantly use interest rate swaps to hedge the changes in the fair value of an asset, liability or firm commitment. Cash flow hedge transactions predominantly use interest rate swaps to hedge the variability in forecasted cash flows. When a non-trading derivative is designated and functions effectively as a fair value or cash flow hedge, the income or expense of the derivative is recognized as an adjustment to Interest Income or Interest Expense of the hedged item in the same period.
     Foreign exchange forward contracts and U.S. dollar liabilities are used to manage foreign currency exposures from net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar. Foreign exchange gains and losses on these hedging instruments, net of applicable tax, are recorded in Net Foreign Currency Translation Adjustments.
     Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative is recognized in Derivative-related Amounts in assets or liabilities at that time and the gain or loss is deferred and recognized in Net Interest Income in the periods that the hedged item affects income. Hedge accounting is also discontinued on the sale or early termination of the hedged item. The fair value of the derivative is recognized in Derivative-related Amounts in assets or liabilities at that time and the unrealized gain or loss is recognized in Non-interest Income.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 61

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (continued)
     Non-trading derivatives, for which hedge accounting has not been applied, including certain warrants, loan commitments and derivatives embedded in equity-linked deposit contracts, are carried at fair value on a gross basis as Derivative-related Amounts in assets and liabilities with changes in fair value recorded in Non-interest Income. These non-trading derivatives are eligible for designation in future hedging relationships. Upon a designation, any previously recorded fair value on the consolidated balance sheets is amortized to Net Interest Income.
     At the inception of all derivatives to be reported at fair value, if fair value is not evidenced at inception by quoted market prices, other current market transactions or observable market inputs, then unrealized gains and losses are deferred and recognized over the term of the instrument.
Premises and equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on the straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, 7 to 10 years for furniture, fixtures and other equipment, and lease term plus first renewal option period for leasehold improvements. Gains and losses on disposal are recorded in Non-interest Income.
Business combinations, goodwill and other intangibles
All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other Intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net identifiable assets acquired, and is assigned to reporting units of a business segment. A reporting unit is comprised of business operations with similar economic characteristics and strategies, and is defined by GAAP as the level of reporting at which goodwill is tested for impairment and is either a business segment or one level below. Upon disposal of a portion of a reporting unit, goodwill is allocated to the disposed portion based on the fair value of that portion relative to the total reporting unit.
     Goodwill is evaluated for impairment annually, as at August 1st, or more often if events or circumstances indicate there may be an impairment. If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Subsequent reversals of impairment are prohibited.
     Other intangibles with a finite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.
Income taxes
We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for accounting purposes compared with tax purposes. A future income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized, except for earnings related to our foreign operations where repatriation of such amounts is not contemplated in the foreseeable future. Income taxes reported in the Consolidated Statements of Income include the current and future portions of the expense. Income taxes applicable to items charged or credited to Shareholders’ Equity are netted with such items. Changes in future income taxes related to a change in tax rates are recognized in the period the tax rate change is substantively enacted.
     Net future income taxes accumulated as a result of temporary differences are included in Other Assets. A valuation allowance is established to reduce future income tax assets to the amount more likely than not to be realized. In addition, the Consolidated Statements of Income contains items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different than what it would be if based on statutory rates.
Pensions and other postemployment benefits
We offer a number of benefit plans, which provide pension and other benefits to qualified employees. These plans include statutory pension plans, supplemental pension plans, defined contribution plans, long-term disability plans and health, dental and life insurance plans.
     Investments held by the pension funds primarily comprise equity and fixed income securities. Pension fund assets are valued at fair value. For the principal defined benefit plans, the expected return on plan assets, which is reflected in the pension benefit expense, is calculated using a market-related value approach. Under this approach, assets are valued at an adjusted market value, whereby realized and unrealized capital gains and losses are amortized over 3 years on a straight line basis. For the majority of the non-principal and supplemental defined benefit plans, the expected return on plan assets is calculated based on the fair value of assets.
     Actuarial valuations for the defined benefit plans are performed on a regular basis to determine the present value of the accrued pension and other postemployment benefits, based on projections of employees’ compensation levels to the time of retirement and the projected costs of health, dental and life insurance.
     Our defined benefit pension expense, which is included in Non-interest Expense — Human Resources, consists of the cost of employee pension benefits earned for the current year’s service, interest cost on the liability, expected investment returns on the market-related value or market value of the plan assets, and the amortization of prior service costs, net actuarial gains or losses and transitional assets or obligations. For some plans, including the principal plans, actuarial gains or losses are determined each year and amortized over the expected average remaining service life of employee groups covered by the plan. For the remaining plans, net actuarial gains or losses in excess of the greater of 10% of the plan assets or the accrued benefit obligation at the beginning of the year, are amortized over the expected average remaining service life of employee groups covered by the plan.
     Our defined contribution pension expense is recognized in income for services rendered by employees during the period.
     The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a prepaid pension benefit cost in Other Assets. The cumulative excess of pension expense over pension fund contributions is reported as accrued pension benefit expense in Other Liabilities. Other postemployment benefit obligations are reported in Other Liabilities.
Stock-based compensation
We provide compensation to certain key employees in the form of stock options and/or share based awards, and to our non-employee directors in the form of deferred share units (DSU) as described in Note 20.
     We use the fair value method to account for stock options granted to employees whereby compensation expense is recognized over the applicable vesting period with a corresponding increase in Contributed Surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in Contributed Surplus are credited to Common Shares. Stock options granted prior to November 1, 2002, are accounted for using the intrinsic value method. No expense is recognized for these options since the exercise price for such grants is equal to the closing price on the day before the stock options were granted. When these stock options are exercised, the proceeds are recorded as Common Shares.

62 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

     Options granted between November 29, 1999, and June 5, 2001, were accompanied by Stock Appreciation Rights (SARs), which gave participants the option to receive cash payments equal to the excess of the current market price of our shares over the options’ exercise price. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. These expenses are recorded in our Consolidated Statements of Income with a corresponding increase in Other Liabilities on our Consolidated Balance Sheets.
     Our other compensation plans include Performance Deferred Share Plan and Deferred Share Unit Plan for key employees. These plans are settled in our common shares or cash and the obligations are accrued over their vesting period. For share-settled awards, our accrued obligations are based on the market price of our common shares at the date of grant. For cash-settled awards, our accrued obligations are periodically adjusted for fluctuations in the market price of our common shares and dividends accrued. Changes in our obligations under these plans, net of related hedges, are recorded as Non-interest expense — Human Resources in our Consolidated Statements of Income with a corresponding increase in Other Liabilities on our Consolidated Balance Sheets.
     Our contributions to the Employee Share Purchase Plan are expensed as incurred.
Loan securitization
We periodically securitize loans by selling them to independent special purpose entities (SPEs) or trusts that issue securities to investors. These transactions are accounted for as sales, and the loans are removed from the Consolidated Balance Sheets when we are deemed to have surrendered control over such assets and have received consideration other than beneficial interests in these transferred loans. For control to be surrendered, all of the following must occur: the transferred loans must be isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the legal right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity as described in Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 12, Transfers of Receivables (AcG-12), its investors have the right to sell or pledge their ownership interest in the entity; and the seller must not continue to control the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. If any of these conditions is not met, the transfer is considered to be a secured borrowing, the loans remain on the Consolidated Balance Sheets, and the proceeds are recognized as a liability.
     We often retain interests in the securitized loans, such as interest-only strips or servicing rights and, in some cases, cash reserve accounts. Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment, are classified as Investment Account Securities.
     Gains on a transaction accounted for as a sale are recognized in Non-interest Income and are dependent on the previous carrying amount of the loans involved in the transfer, which is allocated between the loans sold and the retained interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management’s best estimates of key assumptions such as payment rates, weighted average life of the prepayable receivables, excess spread, credit losses and discount rates commensurate with the risks involved.
     For each securitization transaction where we have retained the servicing rights, we assess whether the benefits of servicing represent adequate compensation. When the benefits of servicing are more than adequate, a servicing asset is recognized in Other Assets. When the benefits of servicing are not expected to be adequate, we recognize a servicing liability in Other Liabilities. Neither an asset nor a liability is recognized when we have received adequate compensation. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income.
Insurance
Premiums from long-duration contracts, primarily life insurance, are recognized in Non-interest Income — Insurance Premiums, Investment and Fee Income when due. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance Premiums, Investment and Fee Income over the related contract period. Investments made by our insurance operations are included in Investment Account Securities.
     Insurance Claims and Policy Benefit Liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance include unearned premiums, representing the unexpired portion of premiums, and estimated provisions for reported and unreported claims. Unearned premiums are reported in Other Liabilities, whereas estimated provisions for reported and unreported claims are included in Insurance Claims and Policy Benefit Liabilities.
     Realized gains and losses on disposal of fixed income investments that support life insurance liabilities are deferred and amortized to Insurance Premiums, Investment and Fee Income over the remaining term to maturity of the investments sold, up to a maximum period of 20 years. For equities that are held to support non-universal life insurance products, the realized gains and losses are deferred and amortized into Insurance Premiums, Investment and Fee Income at the quarterly rate of 5% of unamortized deferred gains and losses. The differences between the market value and adjusted carrying cost of these equities are reduced quarterly by 5%. Equities held to support universal life insurance products are carried at market value. Realized and unrealized gains or losses on these equities are included in Insurance Premiums, Investment and Fee Income. Specific investments are written down to market value or the net realizable value if it is determined that any impairment in value is other-than-temporary. The writedown is recorded against Insurance Premiums, Investment and Fee Income in the period the impairment is recognized.
     Acquisition costs for new insurance business consist of commissions, premium taxes, certain underwriting costs and other costs that vary with and are primarily related to the acquisition of new business. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance Claims and Policy Benefit Liabilities by CALM. For property and casualty insurance, these costs are classified as Other Assets and amortized over the policy term.
     Segregated funds are lines of business in which the company issues a contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying assets are registered in our name but the segregated fund policyholders bear the risk and rewards of the fund’s investment performance. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance Claims and Policy Benefit Liabilities.
     Segregated funds are not included in the Consolidated Financial Statements. We derive only fee income from segregated funds, reflected in Insurance Premiums, Investment and Fee Income. Fee income includes management fees, mortality, policy, administration and surrender charges.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 63

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (continued)
Earnings per share
Earnings per Share is computed by dividing Net Income Available to Common Shareholders by the weighted average number of common shares outstanding for the period, excluding Treasury Shares. Net Income Available to Common Shareholders is determined after considering dividend entitlements of preferred shareholders and any gain (loss) on redemption of preferred shares, net of related income taxes. Diluted Earnings per Share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. The number of additional shares for inclusion in Diluted Earnings per Share calculations is determined using the Treasury Stock method, whereby stock options, whose exercise price is less than the average market price of our common shares are assumed to be exercised and the proceeds therefrom are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of Diluted Earnings per Share.
Use of estimates and assumptions
In preparing our Consolidated Financial Statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Certain estimates, including the allowance for credit losses, the fair value of financial instruments, accounting for securitizations, litigation, variable interest entities, pensions and other postemployment benefits and income taxes, require management to make subjective or complex judgments. Accordingly, actual results could differ from these and other estimates thereby impacting our Consolidated Financial Statements.
Significant accounting changes
Consolidation of variable interest entities
On November 1, 2004, we adopted CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15) which provides guidance for applying the principles in CICA Handbook Section 1590, Subsidiaries, and Section 3055, Interests in Joint Ventures to Variable Interest Entities (VIEs). AcG-15 defines a VIE as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of equity at risk lack the characteristics of a controlling financial interest. AcG-15 defines the Primary Beneficiary as the entity that is exposed to a majority of the VIE’s expected losses (as defined in AcG-15) or is entitled to a majority of the VIE’s expected residual returns (as defined in AcG-15), or both. The Primary Beneficiary is required to consolidate the VIE. In addition, AcG-15 prescribes certain disclosures for VIEs that are not consolidated but in which we have a significant variable interest. Refer to Note 6 for details of our VIEs.
Liabilities and equity
On November 1, 2004, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation (CICA 3860), with retroactive restatement of prior period comparatives. We reclassified as liabilities on our Consolidated Balance Sheets, financial instruments that will be settled by a variable number of our common shares upon their conversion by the holder as well as the related accrued distributions. Dividends and yield distributions on these instruments have been reclassified to Interest Expense in our Consolidated Statements of Income. The impact of this change in accounting policy on the current and prior periods is as follows:
Consolidated balance sheets

As at October 31	2005	2004

Increase in Other liabilities	$34	$51
Increase in Trust capital securities	1,400	2,300
Increase in Preferred share liabilities	300	300
Decrease in Non-controlling interest in subsidiaries	1,434	2,351
Decrease in Shareholders’ equity — Preferred shares	300	300

Consolidated statements of income

For the year ended October 31	2005	2004	2003

Increase in Interest expense	$115	$166	$152
Decrease in Non-controlling interest in net income of subsidiaries	101	152	115
Decrease in Preferred share dividends	14	14	37

Net Income Available to Common Shareholders and Earnings per Share were not impacted by these reclassifications. These instruments continue to qualify as Tier 1 capital pursuant to an OSFI advisory which grandfathers such treatment for existing instruments. Refer to Note 16 for information on Trust Capital Securities and Note 17 for information on Preferred Share Liabilities.
Asset retirement obligations
On November 1, 2004, we adopted CICA Handbook Section 3110, Asset Retirement Obligations. This standard requires that a liability and a corresponding asset be recognized at fair value for an asset retirement obligation related to a long-lived asset in the period in which it is incurred and can be reasonably estimated. The increase in the related long-lived asset is depreciated over the remaining useful life of the asset. The adoption of this standard did not have any material impact on our financial position or results of operations.
Changes in financial statement presentation
During the year, we revisited our presentation of certain assets, liabilities, revenues and expenses for previous periods to better reflect the nature of these items. Accordingly, certain comparative amounts have been reclassified to conform with the current year’s presentation. These reclassifications did not materially impact our financial position or results of operations. Substantially all of the reclassifications are on the Consolidated Balance Sheets except for the item explained below.
     During the third quarter of fiscal year 2005, we reclassified expenses related to dividends received on securities borrowed from Non-interest Income — Trading Revenue to Interest Expense — Other Liabilities. The prior period impact of the reclassification resulted in corresponding increases in both Interest Expense — Other liabilities and Non-interest Income — Trading Revenue. For the impacted years ended October 31, 2005 and 2004, $186 million and $104 million were reclassified, respectively.
Future accounting changes
Financial instruments
On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. These standards will be effective for us on November 1, 2006. The impact of implementing these new standards on our Consolidated Financial Statements is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

64 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive income
As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity on the Consolidated Balance Sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
Financial instruments — Recognition and measurement
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity, Loans and Receivables, Held-for-trading or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income.
Implicit variable interests
In October 2005, the Emerging Issues Committee issued Abstract No. 157, Implicit Variable Interests Under AcG-15 (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective for us in the first quarter of 2006. The implementation of this EIC is not expected to have a material impact on our financial results.
NOTE 2 ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair values disclosed below are calculated to approximate values at which these instruments could be exchanged in a transaction between willing parties. However, many of the financial instruments lack an available trading market and therefore, fair values are based on estimates using net present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Therefore, the aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the instruments.
     The estimated fair values disclosed below do not reflect the value of assets and liabilities that are not considered financial instruments such as premises and equipment, goodwill and other intangibles.

	2005			2004
		Estimated			Estimated
	Book value	fair value	Difference	Book value	fair value	Difference

Financial assets
Cash and deposits with banks	$10,238	$10,238	$—	$9,978	$9,978	$—
Securities	160,495	160,684	189	128,946	129,307	361
Assets purchased under reverse repurchase agreements and securities borrowed	42,973	42,973	—	46,949	46,949	—
Loans (net of allowance for loan losses)	190,416	190,506	90	170,916	172,435	1,519
Derivative-related amounts	39,008	39,123	115	39,261	39,596	335
Other assets	18,194	18,194	—	20,143	20,143	—

Financial liabilities
Deposits	$306,860	$308,047	$(1,187)	$270,959	$271,979	$(1,020)
Derivative-related amounts	43,001	42,817	184	42,562	42,580	(18)
Other liabilities	24,330	24,330	—	25,639	25,639	—
Subordinated debentures	8,167	8,503	(336)	8,116	8,453	(337)
Trust Capital Securities	1,400	1,582	(182)	2,300	2,517	(217)
Preferred share liabilities	300	310	(10)	300	315	(15)

Methodologies and assumptions used to estimate fair values of financial instruments
Financial instruments valued at carrying value
Due to their short-term nature, the fair values of Cash and Deposits with Banks and Assets Purchased Under Reverse Repurchase Agreements and Securities Borrowed are assumed to approximate carrying value.
Securities
These are based on quoted market prices, when available. If quoted market prices are not available, fair values are estimated using quoted market prices of similar securities.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 65

NOTE 2 ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
Loans
The fair value of the business and government loans portfolio is based on an assessment of interest rate risk and credit risk. Fair value is determined under a discounted cash flow methodology using a discount rate based on interest rates currently charged for new loans with similar terms and remaining maturities, adjusted for a credit risk factor, which is reviewed at least annually. Fair value of the consumer loan portfolio is based on a discounted cash flow methodology adjusted principally for prepayment risk. For certain variable rate loans that reprice frequently and loans without a stated maturity, fair values are assumed to be equal to carrying values.
Derivative financial instruments
The fair values of derivatives are equal to the book value, with the exception of amounts relating to derivatives that have been designated and have qualified for hedge accounting. The fair values of exchange-traded derivatives are based on quoted market prices. The fair values of over-the-counter derivatives are based on prevailing market rates for instruments with similar characteristics and maturities, net present value analysis, or are determined by using pricing models that incorporate current market and contractual prices of the underlying instruments, time value of money, yield curve and volatility factors.
Other assets/liabilities
The fair values of Other Assets and Other Liabilities approximate their carrying values.
Deposits
The fair values of fixed rate deposits with a fixed maturity are determined by discounting the expected future cash flows, using market interest rates currently offered for deposits of similar terms and remaining maturities (adjusted for early redemptions where appropriate). The fair values of deposits with no stated maturity or deposits with floating rates are assumed to be equal to their carrying values.
Subordinated debentures
The fair values of subordinated debentures are based on quoted market prices for similar issues, or current rates offered to us for debt of the same remaining maturity.
Trust capital securities and preferred share liabilities
The fair values of Trust Capital Securities and Preferred Share Liabilities are based on quoted market prices.

66 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 SECURITIES

	Term to maturity (1)
						With no
	Within 3	3 months to	1 to 5	Over 5 years	Over	specific	2005	2004	2003
	months	1 year	years	to 10 years	10 years	maturity	Total	Total	Total

Trading account
Canadian government debt	$2,109	$2,587	$3,744	$1,301	$2,073	$—	$11,814	$11,082	$13,671
U.S. government debt	83	1,532	2,070	801	4,002	199	8,687	1,794	4,298
Other OECD government debt (2)	463	817	3,668	983	545	—	6,476	3,844	3,576
Mortgage-backed securities	8	35	525	209	1,504	—	2,281	1,017	889
Asset-backed securities	209	17	208	817	99	—	1,350	2,247	6,305
Corporate debt and other debt
Bankers’ acceptances	457	541	—	—	—	—	998	1,078	1,686
Certificates of deposit	2,355	4,185	2,150	10	5	—	8,705	4,973	8,146
Other	6,871	4,385	15,952	7,398	4,390	743	39,739	31,337	21,835
Equities	—	—	—	—	—	45,710	45,710	31,950	27,126

	12,555	14,099	28,317	11,519	12,618	46,652	125,760	89,322	87,532

Investment account
Canadian government debt
Federal
Amortized cost	709	522	4,910	65	8	—	6,214	6,898	8,810
Estimated fair value	708	522	4,900	66	9	—	6,205	6,939	8,914
Yield (3)	3.0%	3.1%	3.8%	4.5%	2.7%	—	3.6%	3.4%	n.a.
Provincial and municipal
Amortized cost	92	81	497	625	740	—	2,035	2,010	1,013
Estimated fair value	93	81	502	648	905	—	2,229	2,118	1,038
Yield (3)	1.5%	3.1%	4.0%	4.8%	6.3%	—	4.9%	5.2%	n.a.
U.S. government debt
Federal
Amortized cost	128	35	182	71	217	—	633	475	726
Estimated fair value	128	35	179	71	215	—	628	466	718
Yield (3)	2.5%	2.1%	3.1%	4.5%	.4%	—	2.2%	4.1%	n.a.
State, municipal and agencies
Amortized cost	296	632	1,226	45	—	—	2,199	3,419	4,102
Estimated fair value	295	626	1,175	43	—	—	2,139	3,388	4,071
Yield (3)	2.0%	2.0%	2.8%	3.9%	—	—	2.5%	2.4%	n.a.
Other OECD government debt (2)
Amortized cost	487	762	254	92	—	—	1,595	1,725	4,775
Estimated fair value	487	762	256	94	—	—	1,599	1,739	4,781
Yield (3)	1.5%	1.1%	4.2%	4.5%	—	—	1.9%	1.2%	.1%
Mortgage-backed securities
Amortized cost	9	394	2,718	801	4,332	—	8,254	6,038	5,512
Estimated fair value	9	394	2,700	789	4,291	—	8,183	6,082	5,543
Yield (3)	4.0%	4.2%	3.9%	5.3%	4.6%	—	4.4%	4.4%	4.5%
Asset-backed securities
Amortized cost	8	20	833	156	425	—	1,442	1,392	325
Estimated fair value	8	20	836	156	425	—	1,445	1,395	322
Yield (3)	3.1%	4.7%	4.2%	4.5%	3.9%	—	4.2%	3.0%	5.6%
Corporate debt and other debt
Amortized cost	3,212	1,983	2,383	1,004	1,801	293	10,676	15,948	14,518
Estimated fair value	3,235	1,986	2,404	1,012	1,909	293	10,839	16,121	14,579
Yield (3)	2.4%	3.7%	3.8%	5.1%	6.0%	—	3.7%	2.8%	3.1%
Equities
Cost	—	—	—	—	—	1,012	1,012	1,018	1,293
Estimated fair value	—	—	—	—	—	974	974	1,022	1,330

Amortized cost	4,941	4,429	13,003	2,859	7,523	1,305	34,060	38,923	41,074
Estimated fair value	4,963	4,426	12,952	2,879	7,754	1,267	34,241	39,270	41,296

Loan substitute
Cost	—	—	—	—	400	275	675	701	325
Estimated fair value	—	—	—	—	400	283	683	715	331

Total carrying value of securities	$17,496	$18,528	$41,320	$14,378	$20,541	$48,232	$160,495	$128,946	$128,931

Total estimated fair value of securities	$17,518	$18,525	$41,269	$14,398	$20,772	$48,202	$160,684	$129,307	$129,159

(1)	Actual maturities may differ from contractual maturities shown above, since borrowers may have the right to prepay obligations with or without prepayment penalties.

(2)	OECD stands for Organization for Economic Co-operation and Development.

(3)	The weighted average yield is based on the carrying value at the end of the year for the respective securities.

n.a.	Due to the enhanced disclosure of Canadian government and U.S. government debt, the yields for 2003 were not reasonably determinable.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 67

NOTE 3 SECURITIES (continued)
Unrealized gains and losses on Investment account securities

	2005				2004
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value	cost	gains	losses	value

Canadian government debt
Federal	$6,214	$16	$(25)	$6,205	$6,898	$46	$(5)	$6,939
Provincial and municipal	2,035	195	(1)	2,229	2,010	108	—	2,118
U.S. government debt
Federal	633	4	(9)	628	475	2	(11)	466
State, municipal and agencies	2,199	—	(60)	2,139	3,419	1	(32)	3,388
Other OECD government debt	1,595	5	(1)	1,599	1,725	14	—	1,739
Mortgage-backed securities	8,254	15	(86)	8,183	6,038	53	(9)	6,082
Asset-backed securities	1,442	6	(3)	1,445	1,392	9	(6)	1,395
Corporate debt and other debt	10,676	204	(41)	10,839	15,948	186	(13)	16,121
Equities	1,012	17	(55)	974	1,018	55	(51)	1,022

	$34,060	$462	$(281)	$34,241	$38,923	$474	$(127)	$39,270

Realized gains and losses on sale of Investment account securities

	2005	2004	2003

Realized gains	$147	$136	$87
Realized losses and writedowns	(56)	(116)	(56)

Gain on sale of investment account securities	$91	$20	$31

Fair value and unrealized losses position for Investment account securities as at October 31, 2005

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Canadian government debt
Federal	$4,654	$24	$—	$1	$4,654	$25
Provincial and municipal	294	1	8	—	302	1
U.S. government debt
Federal	34	1	293	8	327	9
State, municipal and agencies	—	—	2,139	60	2,139	60
Other OECD government debt	1,225	1	20	—	1,245	1
Mortgage-backed securities	5,202	68	552	18	5,754	86
Asset-backed securities	480	2	24	1	504	3
Corporate debt and other debt	1,680	28	462	13	2,142	41
Equities	216	13	254	42	470	55

Total temporarily impaired securities	$13,785	$138	$3,752	$143	$17,537	$281

The unrealized losses for Canadian government debt, U.S. government debt, mortgage-backed securities and asset-backed securities were caused by increases in interest rates. The contractual terms of these investments either do not permit the issuer to settle the securities at a price less than the amortized costs of the investment, or permit prepayment of contractual amounts owing only with prepayment penalties assessed to recover interest foregone. As a result, it is not expected that these investments would be settled at a price less than the amortized cost. Unrealized losses for Corporate debt and other debt were caused by either increases in interest rates or credit rating downgrades, and we do not believe that it is probable that we will be unable to collect all amounts due according to the contractual terms of the investments. We have the ability and intent to hold these investments until there is a recovery of fair value, which may be at maturity. As a result, we do not consider these investments to be other-than-temporarily impaired as at October 31, 2005.
     Unrealized losses on equity securities are primarily due to the timing of the market prices, foreign exchange movements, or the early years in the business cycle of the investees for certain investments. We do not consider these investments to be other-than-temporarily impaired as at October 31, 2005, as we have the ability and intent to hold them for a reasonable period of time until the recovery of fair value.

68 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 LOANS (1)

	2005	2004

Canada
Residential mortgage	$88,808	$80,168
Personal	33,986	30,415
Credit card	6,024	6,298
Business and government	34,443	29,897

	163,261	146,778

United States
Residential mortgage	1,375	1,053
Personal	6,248	5,849
Credit card	118	108
Business and government	13,517	12,338

	21,258	19,348

Other International
Residential mortgage	860	777
Personal	811	584
Credit card	58	50
Business and government	5,666	5,023

	7,395	6,434

Total loans (2)	191,914	172,560
Allowance for loan losses	(1,498)	(1,644)

Total loans net of allowance for loan losses	$190,416	$170,916

(1)	Includes all loans booked by location, regardless of currency or residence of borrower.

(2)	Loans are net of unearned income of $67 million (2004 — $86 million).
Loan maturities and rate sensitivity

	Maturity term (1)				Rate sensitivity
	Under	1 to 5	Over 5			Fixed	Non-rate-
As at October 31, 2005	1 year	years	years	Total	Floating	rate	sensitive	Total

Residential mortgage	$15,056	$68,709	$7,278	$91,043	$20,746	$70,161	$136	$91,043
Personal	32,205	6,476	2,364	41,045	32,641	8,235	169	41,045
Credit card	6,200	—	—	6,200	—	3,921	2,279	6,200
Business and government	27,969	17,529	8,128	53,626	35,438	17,719	469	53,626

Total loans	$81,430	$92,714	$17,770	$191,914	$88,825	$100,036	$3,053	$191,914
Allowance for loan losses				(1,498)				(1,498)

Total loans net of allowance for loan losses				$190,416				$190,416

(1)	Based on the earlier of contractual repricing or maturity date.
Impaired loans (1), (2)

	2005			2004
		Specific
	Gross	allowance	Net	Net

Residential mortgage	$136	$(10)	$126	$133
Personal	169	(103)	66	78
Business and government	469	(169)	300	561

	$774	$(282)	$492	$772

(1)	There are $304 million (2004 — $219 million, 2003 — $222 million) of accruing loans that are contractually 90 days past due but are not considered impaired.

(2)	Average balance of gross impaired loans was $903 million (2004 — $1,529 million, 2003 — $2,045 million).

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 69

NOTE 4 LOANS (continued)
Allowance for loan losses

	2005						2004
	Balance at			Provision		Balance	Balance
	beginning			for credit		at end	at end
	of year	Write-offs	Recoveries	losses	Adjustments (1)	of year	of year

Residential mortgage	$13	$(5)	$—	$2	$1	$11	$13
Personal	111	(347)	69	259	12	104	111
Credit card	—	(237)	43	194	—	—	—
Business and government (2)	363	(181)	62	(66)	(11)	167	363

Specific allowances	$487	$(770)	$174	$389	$2	$282	$487
General allowance	1,227	—	—	66	(7)	1,286	1,227

Total allowance for credit losses	$1,714	$(770)	$174	$455	$(5)	$1,568	$1,714
Allowance for off-balance sheet and other items (3)	(70)	—	—	—	—	(70)	(70)

Total allowance for loan losses	$1,644	$(770)	$174	$455	$(5)	$1,498	$1,644

(1)	Primarily represents the translation impact of foreign exchange denominated Allowance for Loan Losses.

(2)	Includes $70 million (2004 — $70 million) related to off-balance sheet and other items.

(3)	The allowance for off-balance sheet and other items was reported separately under Other Liabilities.
Net interest income after provision for credit losses

	2005	2004	2003

Net interest income	$6,770	$6,398	$6,336
Provision for credit losses	455	346	721

Net interest income after provision for credit losses	$6,315	$6,052	$5,615

NOTE 5 SECURITIZATIONS
The following table summarizes our new securitization activities for 2005, 2004 and 2003:

	2005			2004(1)		2003
		Residential	Commercial	Residential	Commercial		Residential	Commercial
	Credit	mortgage	mortgage	mortgage	mortgage	Credit	mortgage	mortgage
	card loans	loans	loans	loans	loans	card loans	loans	loans

Securitized and sold	$1,200	3,752	$655	$3,074	$486	$1,000	$610	$131
Net cash proceeds received	600	3,739	667	3,035	497	1,000	607	135
Asset backed securities purchased	596	—	—	—	—	—	—	—
Retained rights to future excess interest	8	100	—	75	—	9	24	—
Pre-tax gain on sale	4	87	12	36	11	9	21	4
Securities created and retained as investment securities	—	2,706	—	1,903	—	—	3,474	—

(1)	There was no credit card loans securitization in 2004.
Cash flows from securitizations (1)

	2005			2004		2003
		Residential			Residential		Residential
		mortgage			mortgage		mortgage
	Credit	loans		Credit	loans(2)	Credit	loans(2)
	card			card		card
	loans	Variable rate	Fixed rate	loans	Fixed rate	loans	Fixed rate

Proceeds reinvested in revolving securitizations	$12,076	$419	$1,520	$10,028	$1,202	$7,843	$1,268
Cash flows from retained interests in securitizations	118	2	81	84	46	64	13

(1)	This analysis is not applicable for commercial mortgage loans securitization as we do not have any retained interest in these transactions.

(2)	There was no variable rate mortgages securitization in 2004 and 2003.

70 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

The key assumptions used to value the retained interests at the date of securitization, for new activities in 2005, 2004 and 2003, are as follows:
Key assumptions (1), (2)

	2005			2004(3)	2003
		Residential		Residential		Residential
		mortgage		mortgage		mortgage
	Credit	loans		loans(4)	Credit	loans(4)
	card				card
	loans	Variable rate	Fixed rate	Fixed rate	loans	Fixed rate

Expected weighted average life of pre-payable receivables (in years)	.15	3.48	3.59	3.88	.16	3.90
Payment rate	40.06%	13.52%	13.36%	12.00%	37.69%	12.00%
Excess spread, net of credit losses	6.88	.20	1.06	.74	5.74	1.17
Expected credit losses	1.75	—	—	—	1.64	—
Discount rate	10.00	3.64	3.59	3.83	10.00	4.11

(1)	All rates are annualized except the payment rate for credit card loans, which is monthly.

(2)	This analysis is not applicable for commercial mortgage loans securitizations as we do not have any retained interest in these transactions.

(3)	There was no credit card loans securitization in 2004.

(4)	There was no variable rate residential mortgages securitization in 2004 and 2003.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2005 was .38%. Static credit pool losses are not applicable to residential mortgages as the mortgages are guaranteed.
     The following table summarizes the loan principal, past due and net write-offs for total loans reported on our Consolidated Balance Sheets and securitized loans that we manage as at October 31, 2005 and 2004:
Loans managed

	2005			2004
	Loan principal	Past due (1)	Net write-offs	Loan principal	Past due (1)	Net write-offs

Residential mortgage	$103,258	$302	$5	$91,049	$245	$7
Personal	41,045	216	279	36,848	233	257
Credit card	9,300	61	240	8,356	54	204
Business and government	53,626	499	118	47,258	946	353

Total loans managed (2)	207,229	1,078	642	183,511	1,478	821
Less: Loans securitized and managed
Credit card loans	3,100	—	46	1,900	—	36
Mortgage backed securities created and sold	9,561	—	—	5,983	—	—
Mortgage backed securities created and retained	2,654	—	—	3,068	—	—

Total loans reported on the consolidated balance sheets	$191,914	$1,078	$596	$172,560	$1,478	$785

(1)	Includes impaired loans as well as loans 90 days past due not yet classified as impaired.

(2)	Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.
At October 31, 2005, key economic assumptions and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in key assumptions are shown in the table below.
     These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear.
     Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; generally, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.
Sensitivity of key assumptions to adverse changes (1)

	Impact on fair value
		Residential
		mortgage loans
	Credit
	card loans	Variable rate	Fixed rate

Fair value of retained interests	$22.1	$16.38	$152.7
Weighted average remaining service life (in years)	.25	.99—3.48	2.93
Payment rate	40.5%	13.52%—18.00%	18.0%
Impact on fair value of 10% adverse change	$(1.4)	$(.18)	$(4.4)
Impact on fair value of 20% adverse change	(2.8)	(.36)	(8.6)

Excess spread, net of credit losses	7.32%	.20%—.36%	.96%
Impact on fair value of 10% adverse change	$(2.1)	$(.1)—(.99)	$(15.4)
Impact on fair value of 20% adverse change	(4.3)	(.2)—(1.98)	(30.7)

Expected credit losses	1.76%	—	—
Impact on fair value of 10% adverse change	$(.6)	$—	$—
Impact on fair value of 20% adverse change	(1.4)	—	—

Discount rate	10.0%	3.67%—4.08%	3.78%
Impact on fair value of 10% adverse change	$—	$(.13)	$(.7)
Impact on fair value of 20% adverse change	—	(.24)	(1.1)

(1)	All rates are annualized except for the credit card loans payment rate, which is monthly.

(2)	This analysis is not applicable for commercial mortgage loans securitizations as we do not have any retained interest in these transactions.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 71

NOTE 6  VARIABLE INTEREST ENTITIES
The following table provides information about variable interest entities (VIEs) at October 31, 2005, in which we have a significant variable interest, and those that we consolidate because we are the Primary Beneficiary. It also provides comparatives at October 31, 2004, had we adopted AcG-15 prior to its effective date of November 1, 2004.

		Maximum
		exposure		Maximum exposure
	Total assets at	to loss at	Total assets at	to loss at
	October 31, 2005	October 31, 2005	October 31, 2004	October 31, 2004

VIEs in which we have a significant variable interest (1):
Multi-seller conduits we administer (2)	$29,253	$29,442	$25,608	$25,443
Investment funds (3)	6,634	899	3,560	824
Third-party conduits	2,162	672	3,994	1,133
Structured finance VIEs	1,907	1,410	2,079	1,436
Collateralized Debt Obligations	1,104	16	999	12
Other	915	57	510	77

	$41,975	$32,496	$36,750	$28,925

Consolidated VIEs (4), (5):
Investment funds	$1,140		$713
Repackaging VIEs	660		673
Structured finance VIEs (3)	471		482
Compensation vehicles	311		206
Other	140		299

	$2,722		$2,373

(1)	The maximum exposure to loss resulting from our significant variable interest in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. We have recognized $2,628 million (2004 — $2,033 million) of this exposure on our Consolidated Balance Sheets.

(2)	Total assets represents maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2005. Actual assets held by these conduits as at October 31, 2005, were $20,191 million (2004 — $18,529 million).

(3)	During the year, we identified additional significant variable interests in Investment fund VIEs acquired in prior periods. For these VIEs, which we do not consolidate as we are not the Primary Beneficiary, we have updated total assets and our maximum exposure to loss as at October 31, 2004, by $1,368 million and $316 million, respectively. We also revised the total assets of our consolidated Structured finance VIEs as at October 31, 2004, to reflect a right to offset a financial asset and a financial liability in one of those VIEs.

(4)	The assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Interest-bearing Deposits with Banks of $152 million (2004 — $94 million), Trading Account securities of $1,733 million (2004 — $1,330 million), Investment Account securities of $406 million (2004 — $405 million) and Other Assets of $245 million (2004 — $338 million). The compensation vehicles hold $185 million (2004 — $206 million) of our common shares, which are reported as Treasury Shares. The obligation to provide common shares to employees is recorded as an increase to contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.

(5)	Prior to adopting AcG-15, we either fully or proportionately consolidated most of these entities with assets of $1,376 million (2004 — $1,574 million).
Multi-seller and third-party conduits
We administer multi-seller asset-backed commercial paper conduit programs (Multi-seller Conduits) which purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Clients utilize Multi-seller Conduits to diversify their financing sources and to reduce funding costs. An unrelated third party (the “expected loss investor”) absorbs credit losses (up to a maximum contractual amount) that may occur in the future on the assets in the Multi-seller Conduits (the “Multi-seller Conduit first-loss position”) before the Multi-seller Conduits’ debt holders and us. In return for assuming this Multi-seller Conduit first-loss position, each Multi-seller Conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority of each Multi-seller Conduit’s expected losses, when compared to us; therefore, we are not the Primary Beneficiary and are not required to consolidate these conduits under AcG-15. However, we continue to hold a significant variable interest in these Multi-seller Conduits resulting from our provision of backstop liquidity facilities and partial credit enhancement and our entitlement to residual fees.
We also hold significant variable interests in third party asset-backed security conduits primarily through the provision of liquidity support and credit enhancement facilities. However we are not the Primary Beneficiary and are not required to consolidate these conduits under AcG-15.
The liquidity and credit enhancement facilities are also included and described in our disclosure on guarantees in Note 25.
Collateralized Debt Obligations
In July 2005, we sold our Collateralized Debt Obligation (CDO) management business to a third party. Through this business, we acted as collateral manager for several CDO entities, which invested in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. As part of this role, we were also required to invest in a portion of the CDO’s first-loss tranche, which represented our exposure to loss. Our CDO first-loss tranche investments were not included as part of the sale of the CDO management business. Prior to the sale of the CDO management business, our total exposure to loss through fees we earned as a collateral manager and our share of the first-loss tranche comprised less than a majority of the total expected losses of the CDOs, and we were therefore not the Primary Beneficiary. At October 31, 2005, we continue to maintain a less than majority exposure to these CDOs solely through our first-loss tranches. As we continue to not be the Primary Beneficiary, we are not required to consolidate these CDOs.
Repackaging VIEs
We use repackaging VIEs, which generally transform credit derivatives into cash instruments, to distribute credit risk and create unique credit products to meet investors’ specific requirements. We enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these VIEs as collateral for notes issued, which do not meet sale recognition criteria under AcG-12. In certain instances we invest in the notes issued by these VIEs, which may cause us to consolidate as the Primary Beneficiary.
Structured finance VIEs
We finance VIEs that are part of transactions structured to achieve a desired outcome such as limiting exposure to specific assets, supporting an enhanced yield and meeting client requirements. We consolidate those VIEs in which our interests expose us to a majority of the expected losses.

72 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

Investment funds
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We are the Primary Beneficiary where our participation in the derivative or our investment in other funds exposes us to a majority of the respective expected losses.
Compensation vehicles
We use compensation trusts, which hold our own shares, to economically hedge our obligation to certain employees under our stock-based compensation programs. We consolidate these trusts as we are the Primary Beneficiary.
Capital trusts
Effective November 1, 2004, we deconsolidated RBC Capital Trust II, (Trust II), which was created in 2003 to issue Innovative Tier 1 capital of $900 million. We issued a senior deposit note of the same amount to this trust. Although we own the unitholder’s equity and voting control of the trust, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses. For prior periods presented, this $900 million is reflected as a liability within Trust capital securities in accordance with the retroactive application of certain revisions to CICA 3860, discussed in Note 1. As a result of the deconsolidation, the senior deposit note is no longer considered inter-company and is reflected in Deposits on our Consolidated Balance Sheets, effective November 1, 2004. Yield distributions of $52 million for the current year (2004 — $52 million, 2003 — $14 million) accruing to the holders of these instruments are no longer included in Non-controlling Interest in Net Income of Subsidiaries. Instead, Interest Expense of a similar amount is recognized on the senior deposit note. These instruments continue to qualify as Tier 1 capital pursuant to an advisory from the OSFI grandfathering such treatment for existing instruments. For details on our Innovative capital instruments, see Note 16.
Securitization of our financial assets
We employ special purpose entities (SPEs) in the process of securitizing our assets, none of which are consolidated under AcG-15. One entity is a qualifying SPE under AcG-12, which is specifically exempt from consolidation under AcG-15, and our level of participation in each of the remaining SPEs relative to others does not expose us to a majority of the expected losses. For details on our securitization activities please refer to Note 5.
NOTE 7  DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.
Types of derivatives
Forwards and Futures
Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular exchanges. Examples of forwards and futures are described below:
Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a future date at a specified price.
     Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.
     Equity forwards and futures are contractual obligations to buy or sell a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a specified future date.
Swaps
Swaps are over-the-counter contracts in which two counterparties exchange a series of cash flows based on agreed upon rates to a notional amount. The various swap agreements that we enter into are as follows:
Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency.
     Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.
     Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.
Options
Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser’s right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include interest rate options, foreign currency options and equity options.
Credit derivatives
Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.
     Credit default swaps provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment related to the deterioration in the value of the referenced asset. Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.
     Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.
Other derivative products
We also transact in other derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets. Certain warrants and loan commitments that meet the definition of derivative are also included as derivative instruments.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 73

NOTE 7 DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Derivatives held or issued for trading purposes
Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. We do not deal, to any significant extent, in leveraged derivative transactions. These transactions contain a multiplier which, for any given change in market prices, could cause the change in the transactions’ fair value to be significantly different from the change in fair value that would occur for a similar derivative without the multiplier.
Derivatives held or issued for non-trading purposes
We also use derivatives in connection with our own asset/liability management activities, which include hedging and investment activities.
     Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts.
We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio.
     Certain derivatives are specifically designated and qualify for hedge accounting. We apply hedge accounting to minimize significant unplanned fluctuations in earnings and cash flows caused by changes in interest rates or exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a derivative functions effectively as a hedge, gains, losses, revenue and expenses on the derivative will offset the gains, losses, revenue and expenses on the hedged item.
     We may also choose to enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest Income.
     We did not apply hedge accounting to any anticipated transactions for the year ended October 31, 2005.
Derivatives — Notional amounts
Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and are a common measure of business volume. The following table provides the notional amounts of our derivative transactions by term to maturity. Excluded from the table below are notional amounts of $198 million (2004 — $1,673 million), relating to certain warrants and loan commitments reported as derivatives.
Notional amount of derivatives by term to maturity

	Term to maturity				2005		2004
	Within	1 to	Over 5			Other than		Other than
	1 year	5 years	years(1)	Total	Trading	trading	Trading	trading

Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$119,973	$4,531	$—	$124,504	$124,504	$—	$48,150	$2,328
Swaps	295,735	589,545	267,705	1,152,985	1,014,868	138,117	904,263	105,530
Options purchased	24,205	29,211	5,208	58,624	58,571	53	41,439	3
Options written	17,073	28,965	7,382	53,420	53,420	—	41,771	120
Foreign exchange contracts
Forward contracts	523,220	26,800	1,217	551,237	518,109	33,128	515,902	20,631
Cross currency swaps	1,404	7,414	7,154	15,972	15,565	407	13,731	814
Cross currency interest rate swaps	25,895	104,477	55,434	185,806	175,417	10,389	139,409	6,017
Options purchased	89,055	11,648	30	100,733	100,710	23	120,892	206
Options written	98,187	13,115	36	111,338	111,322	16	130,538	—
Credit derivatives (2)	8,074	126,016	39,165	173,255	169,412	3,843	109,865	2,471
Other contracts (3)	22,602	26,129	29,478	78,209	77,993	216	47,599	279
Exchange-traded contracts
Interest rate contracts
Futures — long positions	62,196	12,858	30	75,084	74,440	644	53,667	731
Futures — short positions	97,103	12,689	2,290	112,082	110,874	1,208	56,486	360
Options purchased	82,305	1,621	—	83,926	83,926	—	84,739	426
Options written	38,028	—	—	38,028	38,028	—	32,745	182
Foreign exchange contracts
Futures — long positions	9,785	—	—	9,785	9,785	—	222	—
Futures — short positions	2,230	—	—	2,230	2,230	—	690	—
Other contracts (3)	76,758	136	—	76,894	76,894	—	40,103	—

	$1,593,828	$995,155	$415,129	$3,004,112	$2,816,068	$188,044	$2,382,211	$140,098

(1)	Includes contracts maturing in over 10 years with a notional value of $87,299 million (2004 — $66,491 million). The related gross positive replacement cost is $2,556 million (2004 — $1,828 million).

(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes.

(3)	Comprises precious metal, commodity and equity-linked derivative contracts other than embedded equity-linked contracts.

74 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value of our derivative financial instruments.
Fair value of derivative instruments

	2005				2004
	Average fair value		Year-end		Year-end
	for year ended (1)		fair value		fair value
	Positive	Negative	Positive	Negative	Positive	Negative

Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$26	$11	$21	$19	$11	$10
Swaps	15,898	15,655	13,298	12,954	14,689	14,582
Options purchased	713	—	989	—	523	—
Options written	—	749	—	1,079	—	570

	16,637	16,415	14,308	14,052	15,223	15,162

Foreign exchange contracts
Forward contracts	8,064	8,467	6,696	7,059	10,448	11,159
Cross currency swaps	1,503	1,316	1,788	1,388	1,241	1,177
Cross currency interest rate swaps	6,191	6,630	6,163	7,397	6,635	6,243
Options purchased	2,088	—	2,149	—	1,985	—
Options written	—	1,841	—	2,049	—	1,750

	17,846	18,254	16,796	17,893	20,309	20,329

Credit derivatives (2)	992	873	914	908	787	607
Other contracts (3)	2,888	6,732	5,605	8,398	2,098	5,840

	$38,363	$42,274	37,623	41,251	38,417	41,938

Held or issued for other than trading purposes
Interest rate contracts
Forward rate agreements			—	—	2	17
Swaps			982	937	1,120	783
Options purchased			1	—	—	—
Options written			—	—	—	5

			983	937	1,122	805

Foreign exchange contracts
Forward contracts			173	221	340	278
Cross currency swaps			—	56	—	59
Cross currency interest rate swaps			423	365	447	212
Options purchased			—	—	35	—

			596	642	822	549

Credit derivatives (2)			20	20	4	13
Other contracts (3)			45	111	48	92

			1,644	1,710	1,996	1,459

Total gross fair values before netting			39,267	42,961	40,413	43,397
Impact of master netting agreements
With intent to settle net or simultaneously (4)			(144)	(144)	(817)	(817)
Without intent to settle net or simultaneously (5)			(20,822)	(20,822)	(23,327)	(23,327)

Total			$18,301	$21,995	$16,269	$19,253

(1)	Average fair value amounts are calculated based on monthly balances.

(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes.

(3)	Comprises precious metal, commodity and equity-linked derivative contracts. Certain warrants and loan commitments that meet the definition of derivatives are also included.

(4)	Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.

(5)	Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.
Derivative-related credit risk
Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract’s notional amount.
     We subject our derivative-related credit risk to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.
     Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. However, credit risk is eliminated only to the extent that our financial obligations to the same counterparty can be settled after we have realized contracts with a favourable position. Our overall exposure to credit risk reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as changes in underlying market rates. The two main categories of netting are close-out netting and settlement netting. Under the close-out netting provision, if the counterparty defaults, we have the right to terminate all transactions covered by the master netting agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed by either the counterparty or us. Under the settlement netting provision, all payments and receipts in the same currency and due on the same day between specified branches are netted, generating a single payment in each currency, due either by us or the counterparty. We maximize the use of master netting agreements to reduce derivative-related credit exposure. However, measurement of our credit exposure arising out of derivative transactions is not reduced to reflect the effects of netting unless the enforceability of that netting is supported by appropriate legal analysis as documented in our policy.
     To further manage derivative-related counterparty credit exposure, we include mark-to-market provisions, typically in the form of a Credit Support Annex, in our agreements with some counterparties. Under such

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 75

NOTE 7 DERIVATIVE FINANCIAL INSTRUMENTS (continued)
provisions, we have the right to request that the counterparty pay down or collateralize the current market value of its derivatives position with us when the position passes a specified threshold. The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk with other banks and broker-dealers.
     The tables below show replacement cost, credit equivalent and risk-adjusted amounts of our derivatives both before and after the impact of netting. During 2005, 2004 and 2003, neither our actual credit losses arising from derivative transactions nor the level of impaired derivative contracts were significant.
     Replacement cost represents the total fair value of all outstanding contracts in a gain position, before factoring in the master netting agreements. The amounts in the table below exclude fair value of $504 million (2004 — $266 million) relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risk. Fair value of $1 million (2004 — $13 million) relating to certain warrants and loan commitments that meet the definition of derivatives for financial reporting are also excluded.
     The credit equivalent amount is defined as the sum of the replacement cost plus an add-on amount for potential future credit exposure as defined by the OSFI.
     The risk-adjusted amount is determined by applying standard OSFI defined measures of counterparty risk to the credit equivalent amount.
Derivative-related credit risk

	2005			2004
	Replacement	Credit equivalent	Risk-adjusted	Replacement	Credit equivalent	Risk-adjusted
	cost	amount	balance	cost	amount	balance

Interest rate contracts
Forward rate agreements	$21	$44	$10	$13	$16	$4
Swaps	14,280	19,496	4,742	15,809	21,694	4,779
Options purchased	958	1,182	338	516	684	231

	15,259	20,722	5,090	16,338	22,394	5,014

Foreign exchange contracts
Forward contracts	6,869	12,389	3,408	10,788	16,216	4,377
Swaps	8,374	18,935	3,744	8,323	16,829	3,483
Options purchased	2,149	3,625	971	2,020	3,512	905

	17,392	34,949	8,123	21,131	36,557	8,765

Credit derivatives (1)	914	4,663	1,453	787	3,185	1,110
Other contracts (2)	5,177	8,670	2,886	1,874	3,643	1,346

Derivatives before master netting agreements	38,742	69,004	17,552	40,130	65,779	16,235
Impact of master netting agreements	(20,966)	(31,182)	(7,856)	(24,144)	(32,534)	(8,205)

Total derivatives after master netting agreement	$17,776	$37,822	$9,696	$15,986	$33,245	$8,030

(1)	Comprises credit default swaps, total return swaps and credit default baskets. Credit derivatives classified as “other than trading” with a replacement cost of $20 million (2004 — $4 million), credit equivalent amount of $390 million (2004 — $709 million) and risk-adjusted asset amount of $390 million (2004 — $709 million) which are given guarantee treatment per the OSFI guidance are excluded from this table.

(2)	Comprises precious metal, commodity and equity-linked derivative contracts.
Replacement cost of derivative financial instruments by risk rating and by counterparty type

	Risk rating(1)					Counterparty type (2)
				BB or			OECD
As at October 31, 2005	AAA, AA	A	BBB	lower	Total	Banks	governments	Other	Total

Gross positive replacement cost	$20,425	$10,650	$4,643	$3,044	$38,762	$23,985	$5,273	$9,504	$38,762
Impact of master netting agreements	(12,276)	(5,707)	(2,469)	(514)	(20,966)	(17,354)	—	(3,612)	(20,966)

Replacement cost (after netting agreements) (3)	$8,149	$4,943	$2,174	$2,530	$17,796	$6,631	$5,273	$5,892	$17,796

Replacement cost (after netting agreements) — 2004 (3)	$8,065	$4,875	$1,793	$1,257	$15,990	$7,028	$4,172	$4,790	$15,990

(1)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.

(2)	Counterparty type is defined in accordance with the capital adequacy requirements of the OSFI.

(3)	Includes credit derivatives classified as “other than trading” with a total replacement cost of $20 million (2004 — $4 million).
NOTE 8 PREMISES AND EQUIPMENT

	2005		2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Land	$143	$—	$143	$149
Buildings	591	312	279	304
Computer equipment	2,184	1,502	682	622
Furniture, fixtures and other equipment	996	720	276	344
Leasehold improvements	956	628	328	319

	$4,870	$3,162	$1,708	$1,738

The depreciation expense for premises and equipment for 2005 was $414 million (2004 — $387 million; 2003 — $391 million).

76 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 GOODWILL AND OTHER INTANGIBLES
As a result of our business realignment which took effect November 1, 2004, as discussed in Notes 21 and 28, we have redefined our business segments and identified their new reporting units. This realignment necessitated a reallocation of goodwill to the new reporting units which we completed using the relative fair value approach. The following tables disclose the changes in goodwill during 2004 and 2005, including the reallocation of goodwill to the new reporting units, which comprise the new segment:
Goodwill

				RBC Capital	RBC Global
	RBC Banking (1)	RBC Investments	RBC Insurance	Markets	Services	Total

Balance at October 31, 2003	$1,907	$1,546	$168	$613	$122	$4,356
Goodwill acquired during the year	127	105	—	—	—	232
Other adjustments (2)	(153)	(125)	(12)	(18)	—	(308)

Balance at October 31, 2004	$1,881	$1,526	$156	$595	$122	$4,280

(1)	Goodwill attributable to RBC Mortgage Company has been reclassified to Assets of Operations Held for Sale. Refer to Note 10.

(2)	Other adjustments primarily include impact of foreign exchange translations on non-Canadian dollar denominated goodwill.
As a result of the application of relative fair value approach for the business alignment, goodwill as at October 31, 2004, had been reallocated as follows:

	Reallocation of goodwill
	Goodwill		RBC U.S. and		Goodwill
	balance before	RBC Canadian	International		balance after
	business	Personal and	Personal and	RBC Capital	business
	realignment	Business	Business	Markets	realignment

RBC Banking	$1,881	$1,492	$352	$37	$1,881
RBC Investments	1,526	854	440	232	1,526
RBC Insurance	156	156	—	—	156
RBC Capital Markets	595	—	—	595	595
RBC Global Services	122	—	—	122	122

Balance at October 31, 2004	$4,280	$2,502	$792	$986	$4,280

Other adjustments (1)		(83)	39	(33)	(77)

Balance at October 31, 2005		$2,419	$831	$953	$4,203

(1)	Other adjustments primarily include changes to RBC Dain Rauscher’s goodwill due to resolutions of pre-acquisition tax positions during the year, reclassification of goodwill of certain trust businesses to intangibles, and impact of foreign exchange translations on non-Canadian dollar denominated goodwill.
Other intangibles

	2005			2004
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization (1)	amount	amount	amortization (1)	amount

Core deposit intangibles	$346	$(149)	$197	$365	$(124)	$241
Customer lists and relationships	275	(105)	170	342	(99)	243
Mortgage servicing rights	68	(26)	42	53	(16)	37

	$689	$(280)	$409	$760	$(239)	$521

(1)	Total amortization expense for 2005 was $50 million (2004 — $69 million; 2003 — $71 million).
During the year, we revisited the goodwill and intangible assets identified in connection with the acquisition of certain trust businesses in fiscal 1999 and 2000 and determined that approximately $57 million (£28 million) initially allocated to customer lists and relationships actually represented goodwill. The reallocation resulted in an increase in the carrying amount of Goodwill and a recovery of approximately $15 million of amortization expense given that we ceased amortizing goodwill and indefinite life intangibles beyond November 1, 2001, in accordance with GAAP.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 77

NOTE 10 SIGNIFICANT DISPOSITIONS AND ACQUISITIONS
2005
Disposition
On December 31, 2004, we completed the sale of our subsidiary Liberty Insurance Services Corporation, to IBM Corporation for cash. The nominal gain on the sale was reported in the RBC Canadian Personal and Business segment.
Discontinued operations
Following a strategic review of our U.S. operations earlier this year, we determined that RBC Mortgage Company (RBC Mortgage) was no longer a core business that would positively contribute to our U.S. operations. On May 27, 2005, we signed a Purchase and Assumption Agreement with Home123 Corporation (Home123), pursuant to which Home123 acquired certain of RBC Mortgage’s assets, including its branches, and hired substantially all of its employees. Pursuant to the terms of the agreement, we were required to operate RBC Mortgage in the normal course, until closing, in order to preserve the value of the assets and business relationships with customers and employees. The transaction, which closed on September 2, 2005, had only a nominal impact on our earnings.
     RBC Mortgage is also in the process of disposing of its remaining assets and obligations that were not transferred to Home123 upon closing. These are recorded separately on the Consolidated Balance Sheets as Assets of Operations Held for Sale and Liabilities of Operations Held for Sale, respectively. The operating results of RBC Mortgage have been classified as Discontinued Operations for all periods presented in the Consolidated Statements of Income. The results for 2005 include the disposal of $89 million of goodwill, including a $4 million impairment charge (2004 — $130 million impairment charge). RBC Mortgage’s business realignment charges (refer to Note 21) have also been reclassified to Discontinued Operations.
2004
Acquisitions
During 2004, we completed the acquisitions of Provident Financial Group Inc.’s Florida banking operations (Provident), William R. Hough & Co., Inc. (William R. Hough) and the Canadian operations of Provident Life and Accident Insurance Company (UnumProvident). The details of these acquisitions are as follows:

	Provident	William R. Hough	UnumProvident

Acquisition date	November 21, 2003	February 27, 2004	May 1, 2004
Business segment	RBC U.S. and International Personal and Business	RBC Capital Markets	RBC Canadian Personal and Business

Percentage of shares acquired	n.a.	100%	n.a.

Purchase consideration	Cash payment of US$ 81	Cash payment of US$ 112	n.a.(2)

Fair value of tangible assets acquired	$1,145	$54	$1,617
Fair value of liabilities assumed	(1,180)	(21)	(1,617)

Fair value of identifiable net tangible assets acquired	(35)	33	—
Core deposit intangibles (1)	13	—	—
Customer lists and relationships (1)	—	12	—
Goodwill	127	105	—

Total purchase consideration	$105	$150	$—

(1)	Core deposit intangibles and customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 8 and 15 years, respectively.

(2)	In connection with the acquisition of the Canadian operations of UnumProvident, we assumed UnumProvident’s policy liabilities and received assets with the equivalent fair value to support future payments.
2003
Acquisitions
During 2003, we completed the acquisitions of Admiralty Bancorp, Inc. (Admiralty), Business Men’s Assurance Company of America (BMA) and Sterling Capital Mortgage Company (SCMC), whose operations were sold in 2005 as part of the RBC Mortgage disposition. The details of these acquisitions are as follows:

	Admiralty	BMA	SCMC

Acquisition date	January 29, 2003	May 1, 2003	September 30, 2003

Business segment	RBC U.S. and International Personal and Business	RBC Canadian Personal and Business	RBC U.S. and International Personal and Business

Percentage of shares acquired	100%	100%	100%

Purchase consideration	Cash payment of US$ 153	Cash payment of US$ 207(1)	Cash payment of US$ 100

Fair value of tangible assets acquired	$942	$3,099	$470
Fair value of liabilities assumed	(866)	(2,822)	(437)

Fair value of identifiable net tangible assets acquired	76	277	33
Core deposit intangibles (2)	23	—	—
Goodwill	134	19	103

Total purchase consideration	$233	$296	$136

(1)	Includes the related acquisition of Jones & Babson Inc. by RBC Dain Rauscher for cash purchase consideration of US$19 million in exchange for net tangible assets with a fair value of $9 million and goodwill of $19 million.

(2)	Core deposit intangibles for Admiralty are amortized on a straight-line basis over an estimated average useful life of 10 years.

78 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 OTHER ASSETS

	2005	2004

Receivable from brokers, dealers and clients	$1,934	$5,176
Accrued interest receivable	1,716	1,632
Investment in associated corporations and limited partnerships	1,423	1,316
Insurance-related assets (1)	679	553
Net future income tax asset (refer to Note 22)	1,248	766
Prepaid pension benefit cost (2) (refer to Note 19)	540	631
Cheques and other items in transit	2,117	1,118
Other	3,251	4,164

	$12,908	$15,356

(1)	Insurance-related assets include policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements, and deferred acquisition costs.

(2)	Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.
NOTE 12 DEPOSITS
The following table details our deposit liabilities at October 31, 2005 and 2004.

	2005				2004
	Demand (1)	Notice (2)	Term(3)	Total	Total

Personal	$13,320	$33,952	$64,346	$111,618	$111,256
Business and government (4)	48,401	14,505	97,687	160,593	133,823
Bank	4,309	25	30,315	34,649	25,880

	$66,030	$48,482	$192,348	$306,860	$270,959

Non-interest bearing
Canada				$39,680	$28,081
United States				3,799	2,284
Other International				908	885
Interest-bearing
Canada (4)				145,292	140,232
United States				41,399	34,142
Other International				75,782	65,335

				$306,860	$270,959

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits are primarily chequing accounts.

(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.

(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2005, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $24.0 billion (2004 — $18.8 billion) and other notes and similar instruments in bearer form we have issued of $24.9 billion (2004 — $21.9 billion).

(4)	We deconsolidated Trust II on November 1, 2004, upon adoption of AcG-15, as discussed in Note 6. As a result of deconsolidation, the senior deposit note of $900 million issued to Trust II is no longer considered to be an inter-company liability and is now reflected in Business and Government Deposits. This senior deposit note bears interest at an annual rate of 5.812% and will mature on December 31, 2053. The note is redeemable at our option, in whole or in part, on and after December 31, 2008, subject to the approval of the OSFI. It may be redeemed earlier, at our option in certain specified circumstances, subject to the approval of the OSFI. Each $1,000 of the note principal is convertible at any time into 40 of our non-cumulative redeemable Bank First Preferred Shares Series U at the option of Trust II. Trust II will exercise this conversion right in circumstances in which holders of RBC Trust Capital Securities Series 2013 (RBC TruCS 2013) exercise their holder exchange right. See Note 16 for more information on RBC TruCS 2013.
The following table presents the average deposit balances and average rate of interest paid during 2005 and 2004:
Average deposit balances and rates

	Average balances		Average rate
	2005	2004	2005	2004

Canada	$176,665	$160,663	2.11%	1.98%
United States	40,497	39,017	2.59	1.31
Other International	71,035	68,521	3.06	2.11

	$288,197	$268,201	2.41%	1.92%

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 79

NOTE 13 INSURANCE
Actuarial reserves

	2005	2004

Life and Health	$6,414	$6,112
Property and Casualty	316	211
Reinsurance	387	165

Actuarial reserves, net of unearned premiums	$7,117	$6,488

	2005	2004

Future policy benefits liabilities	$6,360	$6,044
Claims liabilities	757	444

Insurance claims and policy benefit liabilities	$7,117	$6,488

The increase in insurance claims and policy benefit liabilities over the prior year is comprised of a net increase in Life and Health and Property and Casualty reserves attributable to business growth and a net increase in our Reinsurance reserves, which mainly reflected estimated net claims related to hurricanes Katrina, Rita and Wilma.
     As a result of certain actuarial claim and termination studies and review of various actuarial assumptions completed during the year, we recorded a net decrease of $54 million of Life and Health insurance reserves, which was comprised of a net decrease in our Health insurance reserves of $378 million offset by a net increase of $324 million primarily in Life insurance reserves. The net change in Health insurance reserves mainly reflects the favourable impact of improved disability claim and termination experience. The net change in Life insurance reserves was mainly a result of the decrease in long-term rates and changes in the tax treatment of certain invested assets and higher policy maintenance costs.
     The changes in the Insurance claims and policy benefit reserves are included in the Insurance Policyholder Benefits, Claims and Acquisition Expense in the Consolidated Statements of Income in the period in which the estimates change.
Reinsurance
In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.
     Reinsurance recoverables related to property and casualty insurance business, which are included in Other Assets, include amounts related to paid benefits and unpaid claims. During the year, we revisited our presentation of reinsurance recoverables and the portion of $667 million (2004 — $567 million) related to life insurance business was reclassified from Other Assets to offset the related liabilities under Insurance Claims and Policy Benefit Liabilities.
     Reinsurance amounts included in Non-interest Income for the years ended October 31 are shown in the table below:
Net premiums

	2005	2004	2003

Gross premiums	$3,329	$2,956	$2,979
Ceded premiums	(765)	(574)	(1,014)

	$2,564	$2,382	$1,965

NOTE 14 OTHER LIABILITIES

	2005	2004

Short-term borrowings of subsidiaries	$3,309	$3,937
Payable to brokers, dealers and clients	3,161	5,069
Accrued interest payable	1,827	1,748
Accrued pension and other postemployment benefit expense (1) (refer to Note 19)	1,195	1,021
Insurance-related liabilities	485	401
Dividends payable	424	347
Other	8,007	7,649

	$18,408	$20,172

(1)	Accrued pension and other postemployment benefit expense represents the cumulative excess of pension and other postemployment benefit expense over pension and other postemployment fund contributions.

80 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 SUBORDINATED DEBENTURES
The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors.
All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of the OSFI.

			Interest		Denominated in
Maturity	Earliest par value redemption date		rate		foreign currency		2005	2004

March 15, 2009			6.50%		US$	125	$148	$152
August 15, 2010		(1)	6.40%				—	688
February 13, 2011	February 13, 2006	(2)	5.50%	(3)			124	122
April 26, 2011	April 26, 2006	(4)	8.20%	(3)			99	77
September 12, 2011	September 12, 2006	(5)	6.50%	(3)			350	349
October 24, 2011	October 24, 2006	(6)	6.75%	(7)	US$	300	345	350
November 8, 2011	November 8, 2006	(8)		(9)	US$	400	473	488
June 4, 2012	June 4, 2007	(5)	6.75%	(3)			500	500
January 22, 2013	January 22, 2008	(10)	6.10%	(3)			500	497
January 27, 2014	January 27, 2009	(2)	3.96%	(3)			498	500
June 1, 2014	June 1, 2009	(11)	4.18%	(3)			1,000	1,000
November 14, 2014			10.00%				200	200
January 25, 2015	January 25, 2010	(12)	7.10%	(3)			500	498
June 24, 2015	June 24, 2010	(2)	3.70%	(3)			800	—
April 12, 2016	April 12, 2011	(13)	6.30%	(3)			400	382
November 4, 2018	November 4, 2013	(14)	5.45%	(3)			1,000	1,000
June 8, 2023			9.30%				110	110
October 1, 2083		(15)		(16)			246	250
June 6, 2085		(15)		(17)	US$	232	274	365
June 18, 2103	June 18, 2009	(18)	5.95%	(19)			600	588

							$8,167	$8,116

The terms and conditions of the debentures are as follows:

(1)	Redeemed on August 15, 2005, at par value.

(2)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.

(3)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers’ Acceptance rate.

(4)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(5)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 5 basis points and (ii) par value, and thereafter at any time at par value.

(6)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on U.S. Treasury notes plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(7)	Interest at a rate of 6.75% until earliest par value redemption date, and thereafter at a rate of 1.00% above the U.S. dollar 6-month LIBOR.

(8)	Redeemable on the earliest par value redemption date at par value.

(9)	Interest at a rate of 50 basis points above the U.S. dollar 3-month LIBOR until earliest par value redemption date, and thereafter at a rate of 1.50% above the U.S. dollar 3-month LIBOR.

(10)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 18 basis points and (ii) par value, and thereafter at any time at par value.

(11)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 9 basis points and (ii) par value, and thereafter at any time at par value.

(12)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.

(13)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.

(14)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 14 basis points and (ii) par value, and thereafter at any time at par value.

(15)	Redeemable on any interest payment date at par value.

(16)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.

(17)	Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

(18)	Redeemable on June 18, 2009, or every fifth anniversary of such date at par value. Redeemable on any other date at the greater of par and the yield on a non-callable Government of Canada bond plus .21% if redeemed prior to June 18, 2014, or .43% if redeemed at any time after June 18, 2014.

(19)	Interest at a rate of 5.95% until earliest par value redemption date and every 5 years thereafter at the 5-year Government of Canada yield plus 1.72%.
Maturity schedule
The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

At October 31, 2005	Total

1 to 5 years	$148
5 to 10 years	5,389
Thereafter	2,630

$8,167

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 81

NOTE 16 TRUST CAPITAL SECURITIES
We issue innovative capital instruments, RBC Trust Capital Securities (TruCS), through two SPEs: RBC Capital Trust (Trust) and RBC Capital Trust II (Trust II). As a result of the characteristics associated with both the Trusts and the TruCS, we have revised the accounting treatment for outstanding issuances as at November 1, 2004, in accordance with the revised accounting standards as explained below.
     In prior years, we issued non-voting RBC Trust Capital Securities Series 2010 and 2011 (RBC TruCS 2010 and 2011) through our consolidated subsidiary RBC Capital Trust, a closed-end trust established under the laws of the province of Ontario. The proceeds of the RBC TruCS 2010 and 2011 were used to fund the Trust’s acquisition of trust assets. On adoption of revisions to CICA 3860, on November 1, 2004, we reclassified as liabilities $1,400 million (2004 — $1,400 million) of RBC TruCS 2010 and 2011 previously included in Non-controlling Interest in Subsidiaries as well as the related dividend and yield distributions on these instruments as explained in Note 1. Holders of RBC TruCS 2010 and 2011 are eligible to receive semi-annual non-cumulative fixed cash distributions.
     During the year, we issued another series of non-voting trust capital securities, RBC Trust Capital Securities Series 2015 (RBC TruCS 2015), through the Trust. Unlike the RBC TruCS 2010 and 2011, the holders of these instruments do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2015 are classified as Non-controlling Interest in Subsidiaries (refer to Note 18). Holders of RBC TruCS 2015 are eligible to receive semi-annual non-cumulative fixed cash distributions until December 31, 2015, and a floating rate cash distribution thereafter.
     Trust II, an open-end trust, has issued non-voting RBC Trust Capital Securities Series 2013 (RBC TruCS 2013), the proceeds of which were used to purchase a senior deposit note from us. Trust II is a VIE under AcG-15 (refer to Note 6). We do not consolidate Trust II as we are not the Primary Beneficiary; therefore, the RBC TruCS 2013 issued by Trust II are not reported on our Consolidated Balance Sheets, but the senior deposit note is reported in Deposits (refer to Note 12). Holders of RBC TruCS 2013 are eligible to receive semi-annual non-cumulative fixed cash distributions.
     No cash distributions will be payable by the Trusts on TruCS if we fail to declare regular dividends on our preferred shares and if no preferred shares are then outstanding on our common shares. In this case, the net distributable funds of the Trusts will be distributed to us as holders of residual interest in the Trusts. Should the Trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     The table below presents our outstanding TruCS as at October 31, 2005:

					Redemption date	Conversion date
					At the option of	At the option	Principal
Issuer	Issuance dates	Distribution dates	Annual yield		the issuer	of the holder	amount

RBC Capital Trust (1), (2), (3), (4), (5), (6)
Included in Trust Capital Securities
650,000 Trust Capital Securities — Series 2010	July 24, 2000	June 30, December 31	7.288%		December 31, 2005	December 31, 2010	$650
750,000 Trust Capital Securities — Series 2011	December 6, 2000	June 30, December 31	7.183%		December 31, 2005	December 31, 2011	$750

							$1,400
Included in Non-controlling Interest in Subsidiaries 1,200,000 Trust Capital Securities — Series 2015	October 28, 2005	June 30, December 31	4.87	%(7)	December 31, 2010	Holder does not have conversion option	$1,200

							$2,600

RBC Capital Trust II (2), (3), (4), (5), (6), (8)
900,000 Trust Capital Securities — Series 2013	July 23, 2003	June 30, December 31	5.812%		December 31, 2008	Any time	$900

The significant terms and conditions of these TruCS are as follows:

(1)	Subject to the approval of the OSFI, the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS 2010, 2011 and 2015, without the consent of the holders.

(2)	Subject to the approval of the OSFI, upon occurrence of a special event as defined, prior to the Redemption date specified above, the Trusts may, redeem all, but not part, RBC TruCS 2010, 2011, 2013 and 2015 without the consent of the holders.

(3)	The RBC TruCS 2010 and 2011 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date specified above or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date as indicated above. The RBC TruCS

2013 and 2015 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to December 31, 2013 and 2015, respectively or (ii) the Redemption Price if the redemption occurs on or after December 31, 2013 and 2015, respectively.

Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for RBC TruCS 2010 and 2011, respectively, and a maturity date of December 31, 2013 and 2015, plus 23 basis points and 19.5 basis points, for RBC TruCS 2013 and 2015, respectively.

(4)	Each RBC TruCS 2010, 2011, 2013 and 2015 will be exchanged automatically without the consent of the holders, for 40 of our non-cumulative redeemable Bank First Preferred Shares Series Q, R, T and Z, respectively upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the OSFI takes control of the Bank; (iii) the Bank has Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) the OSFI has directed the Bank to increase its capital or provide additional liquidity and Bank elects such automatic exchange or the Bank fails to comply with such direction. The Bank First Preferred Shares Series T and Z pay semi-annual non-cumulative cash dividends and Series T is convertible at the option of the holder into variable number of common shares.

(5)	As as October 31, 2005, for regulatory capital purposes, RBC TruCS 2010, 2011 and 2013 remain component of Tier 1 capital. For RBC TruCS 2015, $537 million represents Tier 1 capital, $567 million represents Tier 2B capital and $96 million is currently not recognized as regulatory capital.

(6)	Holders of RBC TruCS 2010 and 2011 may exchange, on any Distribution date on or after the conversion date specified above, RBC TruCS 2010 and 2011 for 40 non-cumulative redeemable Bank First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS 2013 may, at any time, exchange all or part of their holdings for 40 non-cumulative redeemable Bank First Preferred Shares Series U, for each RBC TruCS 2013 held. The Bank First Preferred Shares Series Q, R and U pay semi-annual non-cumulative cash dividends as and when declared by our Board of Directors and are convertible at the option of the holder into variable number of common shares. Holders of RBC TruCS 2015 do not have similar exchange rights.

(7)	The non-cumulative cash distribution on the RBC TruCS 2015 will be 4.87% paid semi-annually until December 31, 2015, and at one half of the sum of 180-day Bankers’ Acceptance rate plus 1.5%, thereafter.

(8)	Subject to the approval of the OSFI, Trust II may, in whole or in part, on the Redemption date specified above, and on any Distribution date thereafter, redeem any outstanding RBC TruCS 2013, without the consent of the holders.

82 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 PREFERRED SHARE LIABILITIES AND SHARE CAPITAL
Authorized share capital
Preferred — An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $10 billion and $5 billion, respectively. In accordance with the requirements of CICA 3860, First Preferred Non-cumulative Series N preferred shares are reported as “Preferred Share Liabilities” on our consolidated balance sheets and dividend distributions on these shares have been reclassified to Interest Expense in our Consolidated Statements of Income. Refer to Note 1.
Common — An unlimited number of shares without nominal or par value may be issued.
Issued and outstanding shares

	2005			2004			2003
	Number		Dividends	Number		Dividends	Number		Dividends
	of shares		declared	of shares		declared	of shares		declared
	(000s)	Amount	per share	(000s)	Amount	per share	(000s)	Amount	per share

Preferred share liabilities
First preferred
Non-cumulative Series J (1)	—	$—	$—	—	$—	$—	—	$—	$.90
US$ Non-cumulative Series K (1)	—	—	—	—	—	—	—	—	US .80
Non-cumulative Series N	12,000	300	1.18	12,000	300	1.18	12,000	300	1.18

Preferred shares
First preferred
Non-cumulative Series O	6,000	$150	$1.38	6,000	$150	$1.38	6,000	$150	$1.38
US$ Non-cumulative Series P(2)	—	—	US 1.26	4,000	132	US 1.44	4,000	132	US 1.44
Non-cumulative Series S	10,000	250	1.53	10,000	250	1.53	10,000	250	1.53
Non-cumulative Series W (3)	12,000	300	.99	—	—	—	—	—	—

		$700			$532			$532

Common shares
Balance at beginning of year	644,748	$6,988		656,021	$7,018		665,257	$6,979
Issued under the stock option plan (4)	4,958	214		3,328	127		5,303	193
Purchased for cancellation	(2,955)	(32)		(14,601)	(157)		(14,539)	(154)

Balance at end of year	646,751	$7,170	$2.35	644,748	$6,988	$2.02	656,021	$7,018	$1.72

Treasury shares — Preferred shares
Balance at beginning of year	—	$—		—	$—		—	$—
Net purchases	(91)	(2)		—	—		—	—

Balance at end of year	(91)	$(2)		—	$—		—	$—

Treasury shares — Common shares
Balance at beginning of year	(4,863)	$(294)		—	$—		—	$—
Net sales	2,289	132		87	10		—	—
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	(952)	(54)		—	—		—	—
Reclassified amounts	—	—		(4,950)	(304)		—	—

Balance at end of year	(3,526)	$(216)		(4,863)	$(294)		—	$—

(1)	On May 26, 2003, we redeemed First Preferred Shares Series J and K.

(2)	On October 7, 2005, we redeemed First Preferred Shares Series P.

(3)	On January 31, 2005, we issued 12 million First Preferred Shares Non-cumulative Series W at $25 per share.

(4)	Includes the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $10 million (2004 — $5 million; 2003 — $4 million) and from renounced tandem SARs, net of related income taxes, of $7 million (2004 — $3 million; 2003 — $6 million).
Terms of preferred share liabilities and preferred shares

				Conversion date
	Dividend	Redemption	Redemption	At the option of	At the option of
	per share (1)	date (2)	price (2),(3)	the bank (2), (4)	the holder (5)

Preferred share liabilities
First preferred
Non-cumulative Series N	$.293750	August 24, 2003	$25.50	August 24, 2003	August 24, 2008
Preferred shares
First preferred
Non-cumulative Series O	$.343750	August 24, 2004	$25.75	August 24, 2004	Not convertible
Non-cumulative Series S	.381250	August 24, 2006	26.00	August 24, 2006	Not convertible
Non-cumulative Series W	.306250	February 24, 2010	26.00	February 24, 2010	Not convertible

(1)	Non-cumulative preferential dividends on Series N, O, S and W are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2)	The redemption price represents the price as at October 31, 2005 or the contractual redemption price, whichever is applicable. Subject to the consent of the OSFI and the requirements of the Bank Act (Canada) (the Act), we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series N at a price per share of $26, if redeemed during the 12 months commencing August 24, 2003, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2007, and in the case of Series O at a price per share of $26, if redeemed during the 12 months commencing August 24, 2004, and decreasing by $.25 each 12-month period thereafter to a price per share of $25, if redeemed on or after August 24, 2008, and in the case of Series S at a price per share of $26, if redeemed during the 12 months commencing August 24, 2006, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2010, and in the case of Series W at a price per share of $26, if redeemed during the 12-months commencing February 24, 2010, and decreasing by $.25 each period thereafter to a price per share of $25 if redeemed on or after February 24, 2014.

(3)	Subject to the consent of the OSFI and the requirements of the Act, we may purchase First Preferred Shares for cancellation at a purchase price, in the case of the Series N, O, S and W at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series N, O, S and W into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5)	Subject to our right to redeem or to find substitute purchasers, the holder may, on or after the dates specified above, convert First Preferred Shares into our common shares. Series N may be converted, quarterly, into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 83

NOTE 17 PREFERRED SHARE LIABILITIES AND SHARE CAPITAL (continued)
Restrictions on the payment of dividends
We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Bank Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.
     In addition, we may not declare or pay a dividend without the approval of the OSFI if, on the day the dividend is declared, the total of all dividends in that year would exceed the aggregate of our net income up to that day and of our retained net income for the preceding two years.
     We have agreed that if RBC Capital Trust or RBC Capital Trust II fail to pay any required distribution on the trust capital securities in full, we will not declare dividends of any kind on any of our preferred or common shares. Refer to Note 16.
     Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.
     We have also agreed that if, on any day we report financial results for a fiscal quarter, (a) we report a cumulative consolidated net loss for the immediately preceding four quarters; and (b) during the immediately preceding fiscal quarter we fail to declare any cash dividends on all of our outstanding preferred and common shares, we may defer payments of interest on the Series 2014-1 Reset Subordinated Notes (matures on June 18, 2103). During any period while interest is being deferred, (i) interest will accrue on these notes but will not compound; (ii) we may not declare or pay dividends (except by way of stock dividend) on, or redeem or repurchase, any of its preferred or common shares; and (iii) we may not make any payment of interest, principal or premium on any debt securities or indebtedness for borrowed money issued or incurred by us that rank subordinate to these notes.
Regulatory capital
We are subject to the regulatory capital requirements defined by the OSFI. Two measures of capital strength established by the OSFI, based on standards issued by the Bank for International Settlements, are risk-adjusted capital ratios and the assets-to-capital multiple.
     The OSFI requires Canadian banks to maintain a minimum Tier 1 and Total capital ratio of 4% and 8%, respectively. However, the OSFI has also formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. At October 31, 2005, our Tier 1 and Total capital ratios were 9.6% and 13.1%, respectively (2004 — 8.9% and 12.4%, respectively).
     At October 31, 2005, our assets-to-capital multiple was 17.6 times (2004 — 17.9 times), which remains below the maximum permitted by the OSFI.
Dividend reinvestment plan
Our dividend reinvestment plan, which was announced on August 27, 2004, provides registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares. The plan is only open to shareholders residing in Canada or the United States.
     Management has the flexibility to fund the plan through open market share purchases or treasury issuances.
Normal course issuer bid
Details of common shares repurchased under normal course issuer bids during 2005, 2004 and 2003 are given below.

	2005				2004			2003
	Number of	Number of			Number of			Number of
	shares eligible	shares	Average		shares	Average		shares	Average
	for repurchase	repurchased	cost		repurchased	cost		repurchased	cost
	(000s)	(000s)	per share	Amount	(000s)	per share	Amount	(000s)	per share	Amount

June 24, 2005 — June 23, 2006	10,000	1,950	$83.50	$163	—	$—	$—	—	$—	$—
June 24, 2004 — June 23, 2005	25,000	1,005	63.24	63	6,412	60.56	388	—	—	—
June 24, 2003 — June 23, 2004	25,000	—	—	—	8,189	61.54	504	5,910	59.30	350
June 24, 2002 — June 23, 2003	20,000	—	—	—	—	—	—	8,629	58.09	502

		2,955	$76.61	$226	14,601	$61.11	$892	14,539	$58.58	$852

NOTE 18 NON-CONTROLLING INTEREST IN SUBSIDIARIES

	2005	2004 (1)

RBC Trust Capital Securities Series 2015	$1,200	$—
Consolidated VIEs	703	—
Others	41	58

	$1,944	$58

(1)	The 2004 amounts have been restated on adoption of CICA 3860 on November 1, 2004, as explained in Note 1.
During the year, we issued RBC TruCS 2015 (refer to Note 16) which are reported as Non-controlling Interest in Subsidiaries upon consolidation.
     Effective November 1, 2004, we consolidate VIEs in which we are the Primary Beneficiary. These VIEs include structured finance VIEs, investment funds, repackaging VIEs and compensation vehicles as described in Note 6.

84 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 PENSIONS AND OTHER POSTEMPLOYMENT BENEFITS
We offer a number of defined benefit and defined contribution plans, which provide pension and postemployment benefits to eligible employees.
     We fund our statutory pension plans in accordance with actuarially determined amounts needed to satisfy employee benefit entitlements under current pension regulations. These pension plans provide benefits based on years of service, contributions and average earnings at retirement. The most recent actuarial valuation filed for funding purposes was completed on January 1, 2005. For our principal pension plans, the next required actuarial valuation for funding purposes will be completed on January 1, 2006. Total cash payments were $301 million (2004 — $309 million) for our pension and other postemployment benefits for 2005.
     For financial reporting purposes, we measure our benefit obligations and pension plan assets as at September 30 each year. The following tables present financial information related to our pension and other postemployment plans:
Plan assets, benefit obligation and funded status

	Pension plans (1)		Other postemployment plans (2)
	2005	2004	2005	2004

Change in fair value of plan assets (3)
Opening fair value of plan assets	$5,067	$4,657	$31	$26
Actual return on plan assets	751	475	4	3
Company contributions	179	221	55	49
Plan participant contributions	24	24	3	2
Benefits paid	(295)	(284)	(64)	(49)
Other	18	—	—	—
Change in foreign currency exchange rate	(25)	(26)	—	—

Closing fair value of plan assets	$5,719	$5,067	$29	$31

Change in benefit obligation
Opening benefit obligation	$5,503	$5,282	$1,620	$1,577
Service cost	138	136	49	72
Interest cost	344	330	101	99
Plan participant contributions	24	24	3	2
Actuarial loss (gain)	798	34	180	(65)
Benefits paid	(295)	(284)	(64)	(49)
Plan amendments and curtailments	1	20	(1)	—
Other	49	—	6	(6)
Change in foreign currency exchange rate	(38)	(39)	(3)	(10)

Closing benefit obligation	$6,524	$5,503	$1,891	$1,620

Funded status
Excess of benefit obligation over plan assets	$(805)	$(436)	$(1,862)	$(1,589)
Unrecognized net actuarial loss	1,127	855	604	455
Unrecognized transitional (asset) obligation	(14)	(17)	140	157
Unrecognized prior service cost	136	168	11	12
Contributions between September 30 and October 31	3	1	5	4

Prepaid asset (accrued liability) as at October 31	$447	$571	$(1,102)	$(961)

Amounts recognized in the Consolidated Balance Sheets consist of:
Other assets	$540	$631	$—	$—
Other liabilities	(93)	(60)	(1,102)	(961)

Net amount recognized as at October 31	$447	$571	$(1,102)	$(961)

Weighted average assumptions to calculate benefit obligation
Discount rate	5.25%	6.25%	5.41%	6.35%
Rate of increase in future compensation	4.40%	4.40%	4.40%	4.40%

Asset category

	Actual
	2005	2004

Equity securities	60%	59%
Debt securities	40%	41%

Total	100%	100%

(1)	For pension plans with projected benefit obligations that were more than plan assets, the benefit obligation and fair value of plan assets for all these plans totalled $5,872 million (2004 — $4,953 million) and $5,026 million (2004 — $4,437 million), respectively.

(2)	We have revised our presentation of Other postemployment plans to include other postemployment plans in addition to our postretirement plans. These plans include long-term disability, health, dental and life insurance coverage. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits for the postemployment health and life plans were 7.9% for medical and 4.5% for dental, decreasing to an ultimate rate of 4.3% in 2013.

(3)	Plan assets include 829,250 (2004 — 680,400) of our common shares having a fair value of $70 million (2004 — $41 million). In addition, dividends amounting to $1.6 million (2004 — $1.4 million) were received on our common shares held in the plan assets during the year.

Pension benefit expense

	2005	2004	2003

Service cost	$138	$136	$120
Interest cost	344	330	306
Expected return on plan assets	(328)	(315)	(300)
Amortization of transitional asset	(2)	(2)	(2)
Amortization of prior service cost	32	32	31
Amortization of actuarial loss (gain)	90	84	15
Other	3	—	—

Defined benefit pension expense	277	265	170
Defined contribution pension expense	63	64	67

Pension benefit expense	$340	$329	$237

Weighted average assumptions to calculate pension benefit expense
Discount rate	6.25%	6.25%	6.75%
Assumed long-term rate of return on plan assets	7.00%	7.00%	7.00%
Rate of increase in future compensation	4.40%	4.40%	4.40%

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 85

NOTE 19 PENSIONS AND OTHER POSTEMPLOYMENT BENEFITS (continued)
Other postemployment benefit expense

	2005	2004	2003

Service cost	$49	$72	$68
Interest cost	101	99	89
Expected return on plan assets	(2)	(1)	(2)
Amortization of transitional obligation	17	17	17
Amortization of actuarial loss (gain)	30	26	45
Amortization of prior service cost	1	1	1
Curtailment gain	(1)	—	—

Other postemployment benefit expense	$195	$214	$218

Weighted average assumptions to calculate other postemployment benefit expense
Discount rate	6.35%	6.34%	6.85%
Rate of increase in future compensation	4.40%	4.40%	4.40%

2005 Sensitivity of key assumptions

	Change in	Change in
Pension	obligation	expense

Impact of .25% change in discount rate assumption	$229	$27
Impact of .25% change in rate of increase in future compensation assumption	29	6
Impact of .25% change in the long-term rate of return on plan assets assumption	—	12

	Change in	Change in
Other postemployment	obligation	expense

Impact of .25% change in discount rate assumption	$81	$12
Impact of .25% change in rate of increase in future compensation assumption	3	—
Impact of 1.00% increase in health care cost trend rates	297	30
Impact of 1.00% decrease in health care cost trend rates	(240)	(23)

Discount rate
For the Canadian pension and other postemployment plans, at each measurement date, all future expected benefit payment cash flows are discounted at spot rates developed from a yield curve of AA corporate debt securities. It is assumed that spot rates beyond 30 years are equivalent to the 30-year spot rate. The discount rate is selected as the equivalent level rate that would produce the same discounted value as that determined by using the applicable spot rates. This methodology does not rely on assumptions regarding reinvestment rates. For the U.S. plans, at each measurement date, the discount rate is based on the yield for high quality, long-term corporate debt securities with durations comparable to our liabilities.
Reconciliation of defined benefit expense recognized with defined benefit expense incurred
The cost of pension and other postemployment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services, and based on management’s best estimate of expected plan investment performance, salary escalation, discount rate, retirement ages of employees and costs of long-term disability, health, dental and life insurance.
     Actuarial gains or losses arise from changes in benefit obligation assumptions and the difference between the expected and actual investment performance. Adoption of the CICA Handbook Section 3461, Employee Future Benefits, resulted in recognition of the transitional asset and obligation at the date of adoption.
     The transitional asset or obligation, actuarial gains or losses and prior service costs resulting from plan amendments are amortized over the expected average remaining service lifetime of active members expected to receive benefits under the plan. The following tables present the differences between the benefit expenses with and without amortization:
Defined benefit pension expense incurred

	2005	2004	2003

Defined benefit pension expense recognized	$277	$265	$170
Difference between expected and actual return on plan assets	(423)	(160)	(115)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	708	(50)	428
Difference between prior service costs amortized and prior service costs arising	(31)	(12)	(31)
Amortization of transitional asset	2	2	2

Defined benefit pension expense incurred	$533	$45	$454

Other postemployment benefit expense incurred

	2005	2004	2003

Other postemployment benefit expense recognized	$195	$214	$218
Difference between expected and actual return on plan assets	(2)	(2)	(1)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	150	(91)	191
Difference between prior service costs amortized and prior service costs arising	(1)	(1)	—
Amortization of transitional obligation	(17)	(17)	(17)

Other postemployment benefit expense incurred	$325	$103	$391

86 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 STOCK-BASED COMPENSATION
Stock option plans
We have stock option plans for certain key employees and non-employee directors. On November 19, 2002, the Board of Directors discontinued all further grants of options under the non-employee directors plan. Under the key employee plans, options are periodically granted to purchase common shares at prices not less than the market price of such shares on the day of grant. These options vest over a 4-year period and are exercisable for a period not exceeding 10 years from the grant date.
     For options issued prior to November 1, 2002, that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to Common Shares.
     Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options.
     The compensation expense for these grants, which is amortized over the associated option’s vesting period, was $42 million for the year ended October 31, 2005 (2004 — $3 million; 2003 — $34 million).
A summary of our stock option activity and related information

	2005		2004		2003
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
	(000s)	exercise price	(000s)	exercise price	(000s)	exercise price

Outstanding at beginning of year	22,372	$44.04	24,803	$42.06	28,479	$39.54
Granted	1,027	63.40	1,189	62.63	1,985	58.03
Exercised — Common shares	(4,958)	39.69	(3,328)	35.94	(5,303)	34.48
— SARs	(160)	42.01	(176)	41.35	(170)	37.35
Cancelled	(40)	60.88	(116)	47.86	(188)	47.55

Outstanding at end of year	18,241	$46.29	22,372	$44.04	24,803	$42.06

Exercisable at end of year	14,432	$43.12	16,401	$40.43	15,415	$38.24
Available for grant	12,250		13,215		14,309

Options outstanding and options exercisable as at October 31, 2005, by range of exercise price are as follows:

	Options outstanding			Options exercisable
			Weighted
	Number	Weighted	average	Number	Weighted
	outstanding	average	remaining	exercisable	average
	(000s)	exercise price	contractual life	(000s)	exercise price

$14.46 — $15.68	21	$15.68	.1	21	$15.68
$24.80 — $28.25	721	26.56	3.7	721	26.56
$30.00 — $39.64	6,493	36.66	3.3	6,493	36.66
$43.59 — $49.36	7,010	49.12	5.6	6,052	49.12
$50.00 — $59.35	1,830	57.96	7.1	878	57.92
$62.63 — $63.40	2,166	63.00	8.6	267	62.63

Total	18,241	$46.29	5.2	14,432	$43.12

Fair value method
CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (CICA 3870), recommends recognition of an expense for option awards using the fair value method of accounting. It permits the use of other methods, including the intrinsic value based method, provided that pro forma disclosures of net income and earnings per share under the fair value method are made. We adopted the fair value method recommended by CICA 3870 prospectively for new stock option awards granted on or after November 1, 2002. The fair value compensation expense recorded for the year ended October 31, 2005, in respect of these plans was $14 million (2004 — $9 million; 2003 — $6 million).
     The following table provides pro forma information that demonstrates the effect as if we had adopted the recommended recognition provisions of CICA 3870 in 2005, 2004 and 2003 for awards granted before 2003:

	As reported			Pro forma (1)
	2005	2004	2003	2005	2004	2003

Net income from continuing operations (2)	$3,437	$3,023	$2,955	$3,424	$2,991	$2,920
Net income (loss) from discontinued operations (3)	(50)	(220)	13	(50)	(220)	13
Net income (2)	$3,387	$2,803	$2,968	$3,374	$2,771	$2,933
Basic earnings (loss) per share
From continuing operations	$5.30	$4.63	$4.42	$5.28	$4.58	$4.37
From discontinued operations	(.08)	(.34)	.02	(.08)	(.34)	.02
Total	$5.22	$4.29	$4.44	$5.20	$4.24	$4.39
Diluted earnings (loss) per share
From continuing operations	$5.21	$4.57	$4.37	$5.19	$4.52	$4.32
From discontinued operations	(.08)	(.34)	.02	(.08)	(.34)	.02
Total	$5.13	$4.23	$4.39	$5.11	$4.18	$4.34

(1)	Compensation expense under the fair value method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.

(2)	Net Income from Continuing Operations and Net Income for 2004 and 2003 have been restated as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

(3)	Refer to Note 10.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 87

NOTE 20 STOCK-BASED COMPENSATION (continued)
     The fair value of options granted during 2005 was estimated at $9.32 (2004 — $10.93; 2003 — $11.60) using an option pricing model on the date of grant. The following assumptions were used:

For the year ended October 31	2005	2004	2003

Risk-free interest rate	3.75%	4.22%	4.61%
Expected dividend yield	3.25%	2.90%	2.95%
Expected share price volatility	17%	18%	20%
Expected life of option	6 years	6 years	6 years

Employee share ownership plans
We offer many employees an opportunity to own our shares through RBC savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in common shares. For the RBC Dominion Securities Savings Plan our maximum annual contribution is $4,500 per employee. For the RBC UK Share Incentive Plan our maximum annual contribution is £1,500 per employee. We contributed $56 million (2004 — $54 million; 2003 — $55 million), under the terms of these plans, towards the purchase of common shares. As at October 31, 2005, an aggregate of 17,865,398 common shares were held under these plans.
Deferred share and other plans
We offer deferred share unit plans to executives, non-employee directors and previously to certain key employees. Under these plans, each executive or director may choose to receive all or a percentage of their annual incentive bonus or directors’ fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the fiscal year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs as at October 31, 2005, was $172 million (2004 — $120 million; 2003 —$113 million). The share appreciation and dividend-related compensation expense recorded for the year ended October 31, 2005, for these plans was $42 million (2004 — $3 million; 2003 — $29 million).
     We have a deferred bonus plan for certain key employees within RBC Capital Markets. Under this plan, a percentage of each employee’s annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of the three subsequent year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus as at October 31, 2005, was $320 million (2004 — $241 million; 2003 — $215 million). The share appreciation and dividend-related compensation expense for the year ended October 31, 2005, in respect of this plan was $57 million (2004 —$4 million; 2003 — $22 million).
     We offer performance deferred award plans to certain key employees, all of which vest at the end of three years. Awards under the plans are deferred in the form of common shares which are held in trust until they fully vest, or in the form of DSUs. A portion of the award under some plans can be increased or decreased by 50%, depending on our total shareholder return compared to a defined peer group of North American financial institutions. The value of the award paid will be equivalent to the original award adjusted for dividends and changes in the market value of common shares at the time the award vests. The value of common shares held in trust as at October 31, 2005, was $311 million (2004 — $251 million; 2003 — $147 million). The value of the DSUs as at October 31, 2005, was $82 million (2004 — nil; 2003 — nil). The compensation expense recorded for the year ended October 31, 2005, in respect of these plans was $113 million (2004 — $84 million; 2003 — $45 million).
     We offered a mid-term compensation plan to certain senior executive officers. Awards under this program are converted into share units equivalent to common shares. The share units vest over a three-year period in equal installments of one-third per year. The units have a value equal to the market value of common shares on each vesting date and are paid in either cash or common shares at our option. No awards have been made under this program since 2001. The value of the share units as at October 31, 2005, was nil (2004 — nil; 2003 — $9 million). The compensation expense recorded for the year ended October 31, 2005, in respect of this plan was nil (2004 — nil; 2003 — $5 million).
     We maintain a non-qualified deferred compensation plan for key employees in the United States under an arrangement called the RBC US Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of a portion of their annual income and allocate the deferrals among various fund choices, which include a share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions, all of which are allocated to the RBC share unit fund. The value of the RBC share units held under the plan as at October 31, 2005, was $244 million (2004 — $159 million; 2003 — $111 million). The compensation expense recorded for the year ended October 31, 2005, was $90 million (2004 — $56 million; 2003 —$38 million). On the acquisition of Dain Rauscher, certain key employees of Dain Rauscher were offered retention unit awards totalling $318 million in award value to be paid out evenly over expected service periods of between three and four years. During fiscal 2005 these retention unit awards were fully paid out to participants based on the market value of common shares on the vesting date. The liability under this plan as at October 31, 2005, was nil (2004 — $36 million; 2003 — $100 million). The compensation expense recorded for the year ended October 31, 2005, in respect of this plan was $1 million (2004 — $16 million; 2003 — $63 million).
     For other stock-based plans, compensation expense of $8 million was recognized for the year ended October 31, 2005 (2004 — $5 million; 2003 — $14 million). The value of the share units and shares held under these plans as at October 31, 2005, was $36 million (2004 — $29 million; 2003 — $44 million).
     We use derivatives to mitigate our economic exposure to volatility in the price of our common shares under many of these deferred share plans.

88 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 BUSINESS REALIGNMENT CHARGES
During the year, we implemented most of the cost-reduction activities (the original initiatives) that were approved by the Board of Directors on September 9, 2004, in connection with our business realignment. The objectives of the business realignment were to reduce costs, accelerate revenue growth, and improve the efficiency of our operations in order to better serve our clients. We identified additional opportunities (the additional initiatives) during the year that are consistent with these objectives and which will primarily impact our RBC Canadian Personal and Business and Corporate Support segments. Coincident with implementing the original initiatives and identifying the additional ones (collectively, the initiatives), we determined that some of the employee-positions initially identified for elimination at October 31, 2004, should be retained while certain others should be eliminated.
     The following table sets out the changes in our business realignment charges since October 31, 2004. Although the initiatives will be substantially completed by the end of fiscal 2006, the associated income-protection payments to severed employees and certain lease obligations will extend beyond that time. The $118 million of business realignment charges pertaining to continuing operations to be paid in future periods are recorded in Other Liabilities on the Consolidated Balance Sheets while the $13 million pertaining to RBC Mortgage Company, which has been identified as discontinued operations (refer to Note 10), are recorded in Liabilities of Operations Held for Sale. The charges recorded by each segment during the year are disclosed in Note 28.
Business realignment charges

	Employee-related	Premises-related	Other
	charges	charges	charges	Total

Balance as at October 31, 2004 for continuing operations	$164	$—	$13	$177
Initial initiatives
Reversal for positions not eliminated	(55)	—	—	(55)
Accrual for new positions identified	52	—	—	52
Cash payments	(82)	—	(12)	(94)
Additional initiatives	43	—	—	43
Other adjustments including foreign exchange	(4)	—	(1)	(5)

Balance as at October 31, 2005 for continuing operations	$118	$—	$—	$118

Balance as at October 31, 2004 for discontinued operations	$2	$13	$—	$15
Adjustments for closure of branches and headquarters	1	12	—	13
Cash payments	(2)	(13)	—	(15)

Balance as at October 31, 2005 for discontinued operations	$1	$12	$—	$13

Total balance as at October 31, 2005	$119	$12	$—	$131

Our business realignment charges include the income-protection payments for severed employees. For continuing operations, the number of employee positions identified for termination increased to 2,063 from 1,480 at October 31, 2004. The increase in the accrual corresponds to the net increase of 583 positions which is comprised of the following: for the original initiatives, 643 positions were re-instated, 509 new positions were identified, and 78 were reversed to reflect the employees of Liberty Insurance Services Corporation which was sold to IBM Corporation during the first quarter; in connection with the additional initiatives, 795 positions were identified. As at October 31, 2005, 1,442 employees had been terminated, 164 of which related to RBC Mortgage Company.
     During the year we closed 11 of RBC Centura Bank’s branches. We also closed the Chicago headquarters of RBC Mortgage Company and 40 of its branches. Although we have vacated these premises, we remain the lessee; accordingly, we have accrued the fair value of the remaining future lease obligations. We expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs.
     We incurred approximately $4 million in connection with employee outplacement services during the year. The other charges represent fees charged by a professional services firm for strategic and organizational advice provided to us with respect to the business realignment initiatives.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 89

NOTE 22 INCOME TAXES

	2005	2004	2003

Income taxes in Consolidated Statements of Income
Continuing operations
Current
Canada — Federal	$739	$659	$733
Provincial	431	338	326
International	478	217	298

	1,648	1,214	1,357

Future
Canada — Federal	(206)	12	75
Provincial	(96)	12	29
International	(68)	49	(22)

	(370)	73	82

Subtotal	1,278	1,287	1,439

Discontinued operations
Current
International	(35)	(59)	24
Future
International	3	4	(11)

Subtotal	1,246	1,232	1,452

Income taxes (recoveries) in Consolidated Statements of Changes in Shareholders’ Equity
Continuing operations
Unrealized foreign currency translation gains and losses, net of hedging activities	204	328	1,069
Issuance costs	2	—	(3)
Stock appreciation rights	5	3	4
Wealth accumulation plan gains	7	—	—
Other	2	(1)	—

Subtotal	220	330	1,070

Discontinued operations
Unrealized foreign currency translation gains and losses, net of hedging activities	—	—	(5)

Subtotal	220	330	1,065

Total income taxes	$1,466	$1,562	$2,517

Sources of future income taxes

	2005	2004

Future income tax asset (1)
Allowance for credit losses	$464	$452
Deferred compensation	545	318
Pension related	168	100
Business realignment charges	38	60
Tax loss carryforwards	25	29
Deferred income	160	176
Enron litigation reserve	265	—
Other	331	261

	1,996	1,396

Valuation allowance	(11)	(12)

	1,985	1,384

Future income tax liability
Premises and equipment	(183)	(188)
Deferred expense	(245)	(226)
Other	(309)	(204)

	(737)	(618)

Net future income tax asset	$1,248	$766

(1)	We have determined that it is more likely than not that the future income tax asset net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.

90 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to statutory tax rate

	2005		2004		2003

Income taxes at Canadian statutory tax rate	$1,632	34.7%	$1,513	35.0%	$1,604	36.4%
Increase (decrease) in income taxes resulting from
Lower average tax rate applicable to subsidiaries	(251)	(5.3)	(164)	(3.8)	(145)	(3.3)
Tax-exempt income from securities	(85)	(1.8)	(54)	(1.3)	(44)	(1.0)
Tax rate change	—	—	(10)	(.2)	31	.7
Other	(18)	(.4)	2	.1	(7)	(.1)

Income taxes reported in Consolidated Statements of Income before discontinued operations and effective tax rate	$1,278	27.2%	$1,287	29.8%	$1,439	32.7%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a future income tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries’ accumulated unremitted earnings were repatriated are estimated at $745 million as at October 31, 2005 (2004 — $714 million; 2003 — $728 million).
NOTE 23 EARNINGS PER SHARE

	2005	2004	2003

Basic earnings per share
Net income from continuing operations (1)	$3,437	$3,023	$2,955
Net income (loss) from discontinued operations (2)	(50)	(220)	13

Net Income	3,387	2,803	2,968

Preferred share dividends	(42)	(31)	(31)
Net gain on redemption of preferred shares	4	—	—

Net income available to common shareholders	$3,349	$2,772	$2,937

Average number of common shares (in thousands)	641,717	646,732	662,080
Basic earnings (loss) per share
Continuing operations	$5.30	$4.63	$4.42
Discontinued operations	(.08)	(.34)	.02

Total	$5.22	$4.29	$4.44

Diluted earnings per share
Net income available to common shareholders	$3,349	$2,772	$2,937

Average number of common shares (in thousands)	641,717	646,732	662,080
Stock options (3)	6,843	6,075	6,936
Issuable under other stock-based compensation plans	3,780	2,701	—

Average number of diluted common shares (in thousands)	652,340	655,508	669,016
Diluted earnings (loss) per share
Continuing operations	$5.21	$4.57	$4.37
Discontinued operations	(.08)	(.34)	.02

Total	$5.13	$4.23	$4.39

(1)	Net income from continuing operations and Net income for 2004 and 2003 have been restated as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

(2)	Refer to Note 10.

(3)	The dilutive effect of stock options was calculated using the treasury stock method. During 2005, no option was outstanding with an exercise price exceeding the average market price of our common shares. For 2004, we excluded from the calculation of diluted earnings per share 1,087,188 average options outstanding with an exercise price of $62.63 (2003 — 25,205 options at $59.35) as the exercise price of these options was greater than the average market price of our common shares.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 91

NOTE 24 CONCENTRATIONS OF CREDIT RISK
Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The concentrations described below are within limits as established by management.

	2005									2004
							Other									Other
			United				Inter-					United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total	Canada	%	States	%	Europe	%	national	%	Total

On-balance sheet assets (1)	$186,663	77%	$32,366	13%	$18,813	8%	$4,119	2%	$241,961	$174,191	77%	$29,661	13%	$17,788	8%	$4,053	2%	$225,693

Off-balance sheet credit instruments (2)
Committed and uncommitted (3)	$68,391	53%	$46,221	35%	$13,014	10%	$2,542	2%	$130,168	$54,979	41%	$49,099	36%	$21,850	16%	$9,638	7%	$135,566
Other	33,608	49	11,835	18	22,609	33	176	—	68,228	25,503	54	14,233	30	7,025	15	238	1	46,999
Derivatives before master netting agreement (4), (5)	10,276	27	9,682	25	16,638	42	2,146	6	38,742	9,968	25	9,947	25	18,324	45	1,891	5	40,130

	$112,275	47%	$67,738	29%	$52,261	22%	$4,864	2%	$237,138	$90,450	41%	$73,279	33%	$47,199	21%	$11,767	5%	$222,695

(1)	Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 41% (2004 — 41%), the Prairies at 12% and British Columbia at 11% (2004 — 10%). No industry accounts for more than 10% of total on-balance sheet credit instruments.

(2)	Represents financial instruments with contractual amounts representing credit risk.

(3)	Of the commitments to extend credit, the largest industry concentration relates to financial institutions of 37% (2004 — 37%), government of 6% (2004 — 13%), commercial real estate of 5% (2004 — 2%), transportation of 5% (2004 — 4%), wholesale of 5% (2004 — 4%), manufacturing of 4% (2004 — 3%) and mining and energy of 2% (2004 — 11%).

(4)	The largest concentration by counterparty type of this credit risk exposure is with banks at 60% (2004 — 66%).

(5)	Excludes credit derivatives classified as “other than trading” with a replacement cost of $20 million (2004 — $4 million) which are given guarantee treatment.
NOTE 25 GUARANTEES, COMMITMENTS AND CONTINGENCIES
Guarantees
In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG-14). AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, our own shares or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     The table below summarizes significant guarantees we have provided to third parties:
Maximum potential amount of future payments

	2005	2004

Securities lending indemnifications	$32,550	$23,084
Backstop liquidity facilities	29,611	24,464
Credit derivatives and written put options (1)	28,662	32,342
Financial standby letters of credit and performance guarantees	14,417	14,138
Stable value products (1)	12,567	7,709
Credit enhancements	3,179	3,395
Mortgage loans sold with recourse (2)	214	296

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

(2)	In 2005 there was no amount related to discontinued operations (2004 — $296 million). Refer to Note 10.
The current carrying amount of our liability for credit derivatives, written put options and stable value products as at October 31, 2005, was $465 million ($109 million as at October 31, 2004) and this amount was included in Other — Derivative-related Amounts on our Consolidated Balance Sheets. The current carrying amount of our liability for other significant guarantees we have provided to third parties was $16 million as at October 31, 2005 ($15 million as at October 31, 2004).
Securities lending indemnifications
During the quarter ended January 31, 2005, we reassessed our securities lending transactions and concluded that certain securities lending agreements with security lender indemnifications meet the definition of a guarantee under AcG-14. In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to security lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash or securities that are issued or guaranteed by the Canadian government, U.S. Government or other OECD countries.
Backstop liquidity facilities
Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties,

92 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ term can range up to one year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.
Credit derivatives and written put options
Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG-14 defines a guarantee to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client.
     We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party for its financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The terms of these credit derivatives vary based on the contract and can range up to 15 years.
     We enter into written put options that are contractual agreements under which we grant the purchaser the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity-based contracts, and certain commodity-based contracts. The term of these options varies based on the contract and can range up to five years.
     Collateral we hold for credit derivatives and written put options is managed on a portfolio basis and may include cash, government T-bills and bonds.
Financial standby letters of credit and performance guarantees
Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to eight years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account by account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.
Stable value products
We sell stable value products that offer book value protection primarily to plan sponsors of Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans, 457 plans, etc. The book value protection is provided on portfolios of intermediate/short-term investment grade fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds when market value is below book value. We retain the option to exit the contract at any time. For stable value products, collateral we hold is managed on a portfolio basis and may include cash, government T-bills and bonds.
Credit enhancements
We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third-party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and four years.
Mortgage loans sold with recourse
Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.
Indemnifications
In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.
Off-balance sheet credit instruments
We utilize off-balance sheet credit instruments to meet the financing needs of our clients. The contractual amounts of these credit instruments represent the maximum possible credit risk without taking into account the fair value of any collateral, in the event other parties fail to perform their obligations under these instruments. Our credit review process, our policy for requiring collateral security and the types of collateral security held are generally the same as for loans. Many of these instruments expire without being drawn upon. As a result, the contractual amounts may not necessarily represent our actual future credit risk exposure or cash flow requirements.
     Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances or letters of credit.
     In securities lending transactions, we lend our own or our clients’ securities to a borrower for a fee under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times.
     Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.
     Guarantees and standby letters of credit include credit enhancement facilities, written, other than trading credit derivatives, and standby and performance guarantees. These instruments represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties.
     Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.
     A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 93

NOTE 25 GUARANTEES, COMMITMENTS AND CONTINGENCIES (continued)
The following table summarizes the contractual amounts of our off-balance sheet credit instruments:
Off-balance sheet credit instruments

	2005	2004

Commitments to extend credit (1)
Original term to maturity of 1 year or less	$50,843	$45,682
Original term to maturity of more than 1 year	34,410	28,912
Securities lending	48,750	27,055
Uncommitted amounts	44,915	60,972
Guarantees and standby letters of credit	18,786	19,329
Documentary and commercial letters of credit	685	592
Note issuance and revolving underwriting facilities	7	23

	$198,396	$182,565

(1)	Includes liquidity facilities.
Pledged assets
In the ordinary course of business, we pledge assets recorded on our balance sheet. Details of assets pledged against liabilities are shown in the following tables:
Pledged assets

	2005	2004

Assets pledged to:
Foreign governments and central banks	$1,370	$1,172
Clearing systems, payment systems and depositories	1,510	1,257
Assets pledged in relation to:
Securities borrowing and lending	35,858	33,810
Obligations related to securities sold under repurchase agreements	18,998	19,234
Derivative transactions	5,506	3,759
Other	3,411	3,298

	$66,653	$62,530

	2005	2004

Cash and due from banks	$64	$70
Interest-bearing deposits with banks	1,488	876
Loans	624	255
Securities	44,853	41,993
Assets purchased under reverse repurchase agreements	18,998	19,234
Other assets	626	102

	$66,653	$62,530

Collateral
As at October 31, 2005, the approximate market value of collateral accepted that may be sold or repledged by us was $82.2 billion (2004 — $63.5 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $47.8 billion (2004 — $28.2 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.
Lease commitments
Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are shown below:
Lease commitments (1)

2006	$410
2007	351
2008	304
2009	259
2010	213
Thereafter	971

$2,508

(1)	Substantially all of our lease commitments are operating.
Litigation
Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants, and certain current and former officers and directors of Enron. In addition, Royal Bank of Canada and certain related entities have been named as defendants in six Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is

94 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution, during the fourth quarter, we established a litigation reserve of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the reserve established this quarter. We will continue to vigorously defend ourselves in these cases.
     On July 27, 2005, Royal Bank of Canada reached an agreement to settle its part of the MegaClaims lawsuit brought by Enron in the United States Bankruptcy Court for the Southern District of New York against Royal Bank of Canada and a number of other financial institutions. Under the agreement, Royal Bank of Canada agreed to pay Enron, and expensed in the third quarter, $31 million (US$25 million) in cash to settle the claims that have been asserted by Enron against the bank and certain related entities. Enron will allow $140 million (US$114 million) in claims filed against the Enron bankruptcy estate by the bank, including a $61 million (US$50 million) claim previously transferred by the bank, that is the subject of a separate proceeding in the bankruptcy court, in exchange for a cash payment to Enron of $29 million (US$24 million) which was expensed in the fourth quarter. The agreement was approved by U.S. federal bankruptcy court on November 29, 2005, and resolves all claims between the bank and Enron related to Enron’s bankruptcy case.
Rabobank settlement
On June 21, 2002, in New York State Court, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank), initiated an action against us in an effort to nullify its obligation under the terms of a total return swap. We instituted proceedings against Rabobank on June 24, 2002, in the High Court in London. In October 2003, we received a settlement valued at approximately US$195 million plus interest in accordance with the terms of a settlement agreement with Enron, the Enron Creditors’ Committee and Rabobank. The settlement reduced the amount owing by Rabobank to us to US$322 million plus interest. On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank. The settlement, net of a related reduction in compensation and tax expenses, decreased Net Income in 2004 by $74 million.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 95

NOTE 26 CONTRACTUAL REPRICING AND MATURITY SCHEDULE
The table below details our exposure to interest rate risk as defined and prescribed by the CICA 3860. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value.
     The table below does not incorporate management’s expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the consolidated contractual repricing and maturity schedule at October 31, 2005, would result in a change in the under-one-year gap from $(77.2) billion to $(39.7) billion (2004 — $(58.3) billion to $(19.1) billion).
Carrying amount by earlier of contractual repricing or maturity date

	Immediately	Under 3	3 to 6	Over 6 to	Over 1 to	Over 5	Non-rate-
	rate-sensitive	months	months	12 months	5 years	years	sensitive	Total

Assets
Cash and deposits with banks	$—	$7,794	$15	$—	$820	$175	$1,434	$10,238
Effective interest rate		3.13%	3.30%	—	3.89%	4.15%
Securities
Trading account	—	24,170	6,258	6,272	21,708	20,700	46,652	125,760
Effective interest rate		3.55%	3.72%	3.50%	4.11%	4.67%
Investment account and loan substitute	—	11,361	1,409	2,198	11,925	6,262	1,580	34,735
Effective interest rate		3.75%	3.88%	4.03%	4.18%	4.76%
Assets purchased under reverse repurchase agreements	—	42,337	540	96	—	—	—	42,973
Effective interest rate		3.57%	3.60%	3.67%	—	—
Loans (net of allowance for loan losses)	88,825	14,549	6,275	8,281	66,367	4,564	1,555	190,416
Effective interest rate		4.41%	5.16%	5.42%	5.19%	6.00%
Other assets	—	—	—	—	—	—	65,399	65,399

	$88,825	$100,211	$14,497	$16,847	$100,820	$31,701	$116,620	$469,521

Liabilities
Deposits	$118,210	$105,135	$13,088	$23,966	$39,475	$3,638	$3,348	$306,860
Effective interest rate		3.22%	2.92%	2.77%	3.43%	4.85%
Obligations related to assets sold under repurchase agreements	—	22,723	590	68	—	—	—	23,381
Effective interest rate		3.54%	3.40%	3.62%	—	—
Obligations related to securities sold short	—	2,368	$366	976	9,375	11,761	7,545	32,391
Effective interest rate		3.16%	3.48%	3.56%	4.10%	4.48%
Other liabilities	—	—	—	—	—	1,400	75,531	76,931
Effective interest rate						7.23%
Subordinated debentures	—	993	224	695	4,545	1,710	—	8,167
Effective interest rate		4.35%	6.70%	6.62%	5.20%	6.43%
Non-controlling interest in subsidiaries	—	—	—	—	—	1,200	744	1,944
Effective interest rate		—	—	—	—	4.87%
Shareholders’ equity	—	—	—	250	300	—	19,297	19,847
Effective interest rate		—	—	6.10%	4.90%	—

	$118,210	$131,219	$14,268	$25,955	$53,695	$19,709	$106,465	$469,521

On-balance sheet gap	$(29,385)	$(31,008)	$229	$(9,108)	$47,125	$11,992	$10,155	$—

Off-balance sheet financial instruments (1)
Derivatives used for asset liability management purposes
Pay side instruments	—	(52,025)	(2,180)	(3,503)	(28,040)	(7,408)	—	(93,156)
Effective interest rate		3.19%	4.16%	4.68%	4.20%	4.87%
Receive side instruments	—	48,033	3,371	9,114	21,572	11,066	—	93,156
Effective interest rate		3.19%	3.57%	3.56%	4.46%	5.20%
Derivatives used for trading purposes	—	2,846	(18,193)	2,306	26,329	9,246	(22,534)	—
Effective interest rate		3.13%	3.30%	3.54%	3.89%	4.38%
Total off-balance sheet financial instruments	—	(1,146)	(17,002)	7,917	19,861	12,904	(22,534)	—

Total gap	$(29,385)	$(32,154)	$(16,773)	$(1,191)	$66,986	$24,896	$(12,379)	$—

Canadian dollar	(14,858)	(34,024)	2,619	(6,791)	48,941	11,125	(7,010)	2
Foreign currency	(14,527)	1,870	(19,392)	5,600	18,045	13,771	(5,369)	(2)

Total gap	$(29,385)	$(32,154)	$(16,773)	$(1,191)	$66,986	$24,896	$(12,379)	$—

Canadian dollar — 2004	(21,350)	(22,833)	1,731	247	49,983	3,568	(11,328)	18
Foreign currency — 2004	(12,244)	9,789	(14,282)	614	7,817	15,983	(7,695)	(18)

Total gap — 2004	$(33,594)	$(13,044)	$(12,551)	$861	$57,800	$19,551	$(19,023)	$—

(1)	Represents net notional amounts.
NOTE 27 RELATED PARTY TRANSACTIONS
In the ordinary course of business, we provide normal banking services or enter into other transactions with associated and other related corporations on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred customers. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. Please refer to Note 20 — Stock-based Compensation, for more details.

96 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 RESULTS BY BUSINESS AND GEOGRAPHIC SEGMENT

	RBC	RBC U.S. and
	Canadian	International	RBC					Other
	Personal and	Personal and	Capital	Corporate			United	Inter-
2005	Business	Business	Markets	Support	Total	Canada	States	national

Net interest income	$5,381	$1,098	$466	$(175)	$6,770	$5,459	$754	$557
Non-interest income	7,169	1,725	3,409	142	12,445	7,047	3,840	1,558

Total revenue	12,550	2,823	3,875	(33)	19,215	12,506	4,594	2,115
Provision for (recovery of) credit losses	542	51	(91)	(47)	455	433	23	(1)
Insurance policyholder benefits, claims and acquisition expense	2,625	—	—	—	2,625	1,270	809	546
Non-interest expense	5,872	2,226	3,257	33	11,388	6,685	3,626	1,077
Business realignment charges (reversal)	7	(2)	1	39	45	45	—	—

Net income before income taxes	3,504	548	708	(58)	4,702	4,073	136	493
Income taxes	1,167	141	7	(37)	1,278	1,329	(76)	25
Non-controlling interest	—	12	(24)	(1)	(13)	(30)	12	5

Net income (loss) from continuing operations	$2,337	$395	$725	$(20)	$3,437	$2,774	$200	$463
Net loss from discontinued operations	—	(50)	—	—	(50)	—	(50)	—

Net income (loss)	$2,337	$345	$725	$(20)	$3,387	$2,774	$150	$463

Total average assets from continuing operations(1)	$167,200	$37,800	$229,200	$11,100	$445,300	$263,200	$92,400	$89,700

Total average assets from discontinued operations(1)	$—	$1,800	$—	$—	$1,800	$—	$1,800	$—

Total average assets	$167,200	$39,600	$229,200	$11,100	$447,100	$263,200	$94,200	$89,700

	RBC	RBC U.S. and
	Canadian	International	RBC					Other
	Personal and	Personal and	Capital	Corporate			United	Inter-
2004	Business	Business	Markets	Support	Total	Canada	States	national

Net interest income	$4,870	$1,019	$772	$(263)	$6,398	$5,011	$934	$453
Non-interest income	6,353	1,767	3,048	236	11,404	6,121	3,743	1,540

Total revenue	11,223	2,786	3,820	(27)	17,802	11,132	4,677	1,993
Provision for (recovery of) credit losses	410	80	(108)	(36)	346	343	61	(58)
Insurance policyholder benefits, claims and acquisition expense	2,124	—	—	—	2,124	909	872	343
Non-interest expense	5,630	2,360	2,831	12	10,833	6,395	3,457	981
Business realignment charges	63	23	27	64	177	142	29	6

Net income before income taxes	2,996	323	1,070	(67)	4,322	3,343	258	721
Income taxes	944	72	267	4	1,287	1,166	45	76
Non-controlling interest	—	9	2	1	12	6	1	5

Net income (loss) from continuing operations	$2,052	$242	$801	$(72)	$3,023	$2,171	$212	$640
Net loss from discontinued operations	—	(220)	—	—	(220)	—	(220)	—

Net income (loss)	$2,052	$22	$801	$(72)	$2,803	$2,171	$(8)	$640

Total average assets from continuing operations(1)	$152,200	$37,200	$219,200	$9,600	$418,200	$238,000	$89,500	$90,700

Total average assets from discontinued operations(1)	$—	$3,200	$—	$—	$3,200	$—	$3,200	$—

Total average assets	$152,200	$40,400	$219,200	$9,600	$421,400	$238,000	$92,700	$90,700

	RBC	RBC U.S. and
	Canadian	International	RBC					Other
	Personal and	Personal and	Capital	Corporate			United	Inter-
2003	Business	Business	Markets	Support	Total	Canada	States	national

Net interest income	$4,784	$1,119	$576	$(143)	$6,336	$4,941	$1,124	$271
Non-interest income	5,573	1,780	3,135	164	10,652	5,418	3,389	1,845

Total revenue	10,357	2,899	3,711	21	16,988	10,359	4,513	2,116
Provision for (recovery of) credit losses	482	78	189	(28)	721	527	106	88
Insurance policyholder benefits, claims and acquisition expense	1,696	—	—	—	1,696	669	543	484
Non-interest expense	5,379	2,348	2,442	(4)	10,165	6,012	3,246	907

Net income before income taxes	2,800	473	1,080	53	4,406	3,151	618	637
Income taxes	956	125	382	(24)	1,439	1,173	217	49
Non-controlling interest	—	8	4	—	12	—	7	5

Net income from continuing operations	$1,844	$340	$694	$77	$2,955	$1,978	$394	$583
Net income from discontinued operations	—	13	—	—	13	—	13	—

Net income	$1,844	$353	$694	$77	$2,968	$1,978	$407	$583

Total average assets from continuing operations(1)	$139,600	$38,100	$200,800	$9,200	$387,700	$230,000	$74,400	$83,300

Total average assets from discontinued operations(1)	$—	$3,000	$—	$—	$3,000	$—	$3,000	$—

Total average assets	$139,600	$41,100	$200,800	$9,200	$390,700	$230,000	$77,400	$83,300

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 97

NOTE 28 RESULTS BY BUSINESS AND GEOGRAPHIC SEGMENT (continued)
Revenue by business lines

	2005	2004	2003

Banking (1)	$8,073	$7,434	$7,355
Wealth management	3,998	3,705	3,545
Global insurance	3,302	2,870	2,356
Global markets	2,089	2,170	2,085
Global investment banking and equity markets	968	930	846
Institutional investor services	499	455	418
Other (2)	286	238	383

Total	$19,215	$17,802	$16,988

(1)	Includes cards and payment solutions.

(2)	Consists of National Client Group, Global Financial Institutions and Research.
Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets). RBC Canadian Personal and Business consists of banking and investments in Canada, and our global insurance businesses. RBC U.S. and International Personal and Business consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and international private banking. RBC Capital Markets includes corporate, commercial and investment banking, securities custody and transaction processing. The fixed income business of RBC Dain Rauscher Corporation, which was previously recorded in RBC Investments, is now recorded in RBC Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform with the new basis of segment presentation.
     Our management-reporting process measures the performance of our business segments based on our management structure and is not necessarily comparable with similar information of other financial services companies. We use a management-reporting model that includes methodologies for funds transfer pricing, attribution of Economic Capital and cost transfers to measure business segment results. Operating revenue and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies involve a number of assumptions and judgments, and directly impact other measures such as business return on equity and return on risk capital. We revised certain methodologies effective November 1, 2004, in conjunction with our new management-reporting model. All methodologies are periodically reviewed to ensure they remain valid.
     For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

98 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below:
Condensed Consolidated Balance Sheets

	2005			2004
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP

Assets
Cash and due from banks	$5,001	$—	$5,001	$3,711	$—	$3,711

Interest-bearing deposits with banks	5,237	(32)	5,205	6,267	16	6,283

Securities
Trading account	125,760	(977)	124,783	89,322	(1,687)	87,635
Investment account	34,060	(34,060)	—	38,923	(38,923)	—
Loan substitute	675	(675)	—	701	(701)	—
Available for sale	—	34,729	34,729	—	39,861	39,861

	$160,495	$(983)	$159,512	$128,946	$(1,450)	$127,496

Assets purchased under reverse repurchase agreements and securities borrowed	42,973	—	42,973	46,949	—	46,949

Loans (net of allowance for loan losses)	190,416	939	191,355	170,916	967	171,883

Other
Customers’ liability under acceptances	7,074	—	7,074	6,184	—	6,184
Derivative-related amounts	38,834	1,157	39,991	38,897	1,198	40,095
Premises and equipment	1,708	(33)	1,675	1,738	(25)	1,713
Goodwill	4,203	45	4,248	4,280	47	4,327
Other intangibles	409	—	409	521	—	521
Reinsurance recoverables	—	1,190	1,190	—	1,701	1,701
Separate account assets	—	105	105	—	120	120
Assets of operations held for sale	263	—	263	2,457	(5)	2,452
Other assets	12,908	26,917	39,825	15,356	16,484	31,840

	65,399	29,381	94,780	69,433	19,520	88,953

	$469,521	$29,305	$498,826	$426,222	$19,053	$445,275

Liabilities and shareholders’ equity
Deposits	$306,860	$28	$306,888	$270,959	$616	$271,575

Other
Acceptances	7,074	—	7,074	6,184	—	6,184
Obligations related to securities sold short	32,391	1,647	34,038	25,005	(1,190)	23,815
Obligations related to assets sold under repurchase agreements and securities loaned	23,381	—	23,381	26,473	—	26,473
Derivative-related amounts	42,592	579	43,171	42,201	669	42,870
Insurance claims and policy benefit liabilities	7,117	2,643	9,760	6,488	3,081	9,569
Separate account liabilities	—	105	105	—	120	120
Liabilities of operations held for sale	40	—	40	62	—	62
Other liabilities	18,408	23,916	42,324	20,172	16,014	36,186

	131,003	28,890	159,893	126,585	18,694	145,279

Subordinated debentures	8,167	407	8,574	8,116	406	8,522
Trust capital securities	1,400	(1,400)	—	2,300	(2,300)	—
Preferred share liabilities	300	(300)	—	300	(300)	—
Non-controlling interest in subsidiaries	1,944	1,434	3,378	58	1,466	1,524
Shareholders’ equity	19,847	246	20,093	17,904	471	18,375

	$469,521	$29,305	$498,826	$426,222	$19,053	$445,275

Ratios (1)

	2005	2004	2003

Return on assets	.73%	.64%	.77%
Return on common equity	18.0%	15.9%	17.0%
Dividend payout ratio	44%	47%	38%
Equity to assets ratio	4.24%	4.14%	4.71%

(1)	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 99

NOTE 29 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Condensed Consolidated Statements of Income

	2005	2004	2003

Net income from continuing operations, Canadian GAAP (1)	$3,437	$3,023	$2,955
Differences:
Net interest income
Derivative instruments and hedging activities	36	10	(1)
Variable interest entities	—	(19)	(15)
Joint ventures	—	—	(2)
Liabilities and equity	115	166	152
Non-interest income
Insurance accounting	(606)	(603)	(311)
Derivative instruments and hedging activities	11	(1)	29
Reclassification of securities	27	7	(12)
Variable interest entities	—	—	1
Limited partnerships	(9)	(11)	—
Joint ventures	(171)	(146)	(147)
Other	(4)	—	5
Provision for (recovery of) credit losses
Reclassification of securities	—	(1)	6
Joint ventures	18	—	—
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	584	582	270
Non-interest expense
Stock appreciation rights	25	(3)	16
Insurance accounting	72	47	58
Joint ventures	118	114	122
Variable interest entities	—	(35)	—
Other	—	(1)	(1)
Income taxes and net differences in income taxes due to the above items (3)	(13)	35	9
Non-controlling interest in net income of subsidiaries
Variable interest entities	—	52	14
Liabilities and equity	(101)	(152)	(115)

Net income from continuing operations, U.S. GAAP	$3,539	$3,064	$3,033

Net income (loss) from discontinued operations, Canadian GAAP	(50)	(220)	13
Differences — Other	$5	$(5)	$(10)

Net income (loss) from discontinued operations, U.S. GAAP	$(45)	$(225)	$3

Net income, U.S. GAAP	$3,494	$2,839	$3,036

Earnings per share (2), (3)
Canadian GAAP	5.22	4.29	4.44
U.S. GAAP	5.34	4.31	4.47
Basic earnings per share from continuing operations
Canadian GAAP	5.30	4.63	4.42
U.S. GAAP	5.41	4.66	4.47
Basic earnings per share from discontinued operations
Canadian GAAP	(.08)	(.34)	.02
U.S. GAAP	(.07)	(.35)	—
Diluted earnings per share (2), (3)
Canadian GAAP	5.13	4.23	4.39
U.S. GAAP	5.26	4.25	4.42
Diluted earnings per share from continuing operations
Canadian GAAP	5.21	4.57	4.37
U.S. GAAP	5.33	4.59	4.42
Diluted earnings per share from discontinued operations
Canadian GAAP	(.08)	(.34)	.02
U.S. GAAP	(.07)	(.34)	—

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity (refer to Note 1) and the identification of discontinued operations (refer to Note 10).

(2)	Two-class method of calculating earnings per share: The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for the year ended October 31, 2005, by two cents and one cent, respectively. For all other years presented, this method reduced earnings per share (basic and diluted) by less than one cent except for the year ended October 31, 2004, where the reduction in basic earnings per share was approximately one cent.

(3)	Please refer to Other major differences between U.S. and Canadian GAAP section in this note for more details.

100 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Cash Flows

	2005 (1)	2004 (1)	2003 (1)

Cash flows from operating activities, Canadian GAAP	$(29,529)	$1,931	$(9,672)
Net income from continuing operations	102	41	78
Adjustments to determine net cash from (used in) operating activities
Provision for (recovery of) credit losses	(18)	1	(6)
Depreciation	(4)	(12)	(18)
Future income taxes	(135)	256	(155)
Gain on sale of premises and equipment	—	—	(3)
Loss on investment in associated corporations and limited partnerships	—	15	(5)
Gain on sale of investment account securities	91	20	31
Gain on sale of available for sale securities	(88)	(79)	(19)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(438)	(1,385)	1,515
Net change in accrued interest receivable and payable	(1)	(83)	9
Derivative-related assets	41	(186)	(36)
Derivative-related liabilities	(90)	12	52
Trading account securities	(710)	314	1,942
Reinsurance recoverable	(511)	1,620	(1,375)
Net change in brokers and dealers receivable and payable	(2,504)	(118)	—
Other	1,984	(33)	(1,986)

Net cash from (used in) operating activities from continuing operations, U.S. GAAP	(31,810)	2,314	(9,648)

Net cash used in operating activities from discontinued operations, U.S. GAAP	—	(10)	—

Net cash from (used in) operating activities, U.S. GAAP	(31,810)	2,304	(9,648)

Cash flows from investing activities, Canadian GAAP	(7,725)	(15,765)	(5,511)
Change in interest-bearing deposits with banks	48	551	4
Change in loans, net of loan securitizations	28	1,027	(30)
Proceeds from sale of investment account securities	(25,628)	(18,427)	(19,340)
Proceeds from maturity of investment account securities	(18,405)	(38,088)	(26,983)
Purchases of investment account securities	36,373	50,911	49,750
Proceeds from sale of available for sale securities	25,651	18,453	19,575
Proceeds from maturity of available for sale securities	18,405	38,093	26,993
Purchases of available for sale securities	(36,130)	(51,328)	(49,734)
Change in loan substitute securities	(26)	376	(69)
Net acquisitions of premises and equipment	12	22	22

Net cash used in investing activities, U.S. GAAP	(7,397)	(14,175)	(5,323)

Cash flows from financing activities, Canadian GAAP	38,666	14,675	15,613
Change in deposits	(35,001)	(11,814)	(14,800)
Change in deposits — Canada	15,522	14,927	11,564
Change in deposits — International	19,791	(3,870)	3,055
Issue of RBC Trust Capital Securities (RBC TruCS)	(1,200)	—	(900)
Redemption of preferred shares for cancellation	—	—	11
Issuance costs	3	—	(11)
Issue of common shares	(1)	—	—
Net sales of treasury shares	7	(12)	—
Dividends paid	(14)	(14)	(37)
Dividends/distributions paid by subsidiaries to non-controlling interests	13	(102)	(102)
Change in obligations related to securities sold short	2,837	(1,078)	1,008
Change in short-term borrowings of subsidiaries	(4)	—	—

Net cash from financing activities, U.S. GAAP	40,619	12,712	15,401

Effect of exchange rate changes on cash and due from banks	(122)	(17)	(77)

Net change in cash and due from banks	1,290	824	353
Cash and due from banks at beginning of year	3,711	2,887	2,534

Cash and due from banks at end of year	$5,001	$3,711	$2,887

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity (refer to Note 1) and the identification of discontinued operations (refer to Note 10).
Accumulated other comprehensive income (loss), net of income taxes (1)

	2005	2004	2003

Unrealized gains and losses on available for sale securities	$83	$178	$113
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,768)	(1,551)	(893)
Gains and losses on derivatives designated as cash flow hedges	(165)	(192)	(104)
Additional pension obligation	(313)	(67)	(490)

Accumulated other comprehensive income (loss), net of income taxes	$(2,163)	$(1,632)	$(1,374)

(1)	Accumulated Other Comprehensive Income is a separate component of Shareholders’ Equity under U.S. GAAP.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 101

NOTE 29 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Consolidated Statements of Comprehensive Income

	2005	2004	2003

Net income, U.S. GAAP	$3,494	$2,839	$3,036
Other comprehensive income, net of tax
Changes in unrealized gains (losses) on available for sale securities (1)	(95)	65	(89)
Net unrealized foreign currency translation loss	(618)	(1,336)	(2,988)
Net foreign currency gain from hedging activities (2)	401	678	2,149
Change in losses on derivatives designated as cash flow hedges (3)	(97)	(147)	(57)
Reclassification to earnings of gains on cash flow hedges (4)	124	59	80
Additional pension obligation (5)	(246)	423	(197)

Total comprehensive income	$2,963	$2,581	$1,934

(1)	Excludes income taxes (recovery) of $(55) million (2004 — $42 million; 2003 — $(71) million).

(2)	Excludes income taxes of $204 million (2004 — $328 million; 2003 — $1,064 million).

(3)	Excludes income taxes recovery of $(51) million (2004 — $(79) million; 2003 — $(32) million).

(4)	Excludes income taxes of $66 million (2004 — $58 million; 2003 — $45 million).

(5)	Excludes income taxes (recovery) of $(132) million (2004 — $245 million; 2003 — $(113) million).
Significant balance sheet reconciling items
The following tables present the increases or (decreases) in assets, liabilities and shareholders’ equity by significant reconciling items between U.S. and Canadian GAAP:

													Guarantees,
	Derivative												loan
	instruments	Variable					Stock		Additional	Trade		Right	commitments
	and hedging	interest	Joint	Insurance	Reclassification	Limited	appreciation	Liabilities	pension	date	Non-cash	of	and other
As at October 31, 2005	activities	entities	ventures	accounting	of securities	partnerships	rights	and equity	obligation	accounting	collateral	offset	minor items	Total

Assets
Interest-bearing deposits with banks	$(32)	—	—	—	—	—	—	—	—	—	—	—	—	$(32)
Securities	$—	—	—	—	165	(140)	—	—	—	(977)	—	—	(31)	$(983)
Loans	$42	—	—	—	—	—	—	—	—	—	—	897	—	$939
Other assets	$813	—	(74)	2,819	(61)	127	(17)	—	167	9,143	16,339	—	125	$29,381
Liabilities and shareholders’ equity
Deposits	$28	—	—	—	—	—	—	—	—	—	—	—	—	$28
Other liabilities	$416	—	(74)	2,661	—	—	(45)	(34)	480	8,166	16,339	897	84	$28,890
Subordinated debentures	$407	—	—	—	—	—	—	—	—	—	—	—	—	$407
Trust capital securities	$—	—	—	—	—	—	—	(1,400)	—	—	—	—	—	$(1,400)
Preferred share liabilities	$—	—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	—	—	—	—	—	—	1,434	—	—	—	—	—	$1,434
Shareholders’ equity	$(28)	—	—	158	104	(13)	28	300	(313)	—	—	—	10	$246

													Guarantees,
	Derivative												loan
	instruments	Variable					Stock		Additional	Trade		Right	commitments
	and hedging	interest	Joint	Insurance	Reclassification	Limited	appreciation	Liabilities	pension	date	Non-cash	of	and other
As at October 31, 2004	activities	entities	ventures	accounting	of securities	partnerships	rights	and equity	obligation	accounting	collateral	offset	minor items		Total

Assets
Interest-bearing deposits with banks	$(33)	49	—	—	—	—	—	—	—	—	—	—	—		$16
Securities	$—	(624)	—	—	374	(102)	—	—	—	(1,250)	—	189	(37)		$(1,450)
Loans	$43	924	—	—	—	—	—	—	—	—	—	—	—		$967
Other assets	$910	44	(80)	2,615	(140)	95	(10)	—	35	8,567	7,363	3	118	(1)	$19,520
Liabilities and shareholders’ equity
Deposits	$158	266	—	—	—	—	—	—	—	—	—	192	—		$616
Other liabilities	$464	1,012	(80)	2,516	—	—	(27)	(51)	102	7,317	7,363	—	78		$18,694
Subordinated debentures	$406	—	—	—	—	—	—	—	—	—	—	—	—		$406
Trust capital securities	$—	—	—	—	—	—	—	(2,300)	—	—	—	—	—		$(2,300)
Preferred share liabilities	$—	—	—	—	—	—	—	(300)	—	—	—	—	—		$(300)
Non-controlling interest in subsidiaries	$—	(885)	—	—	—	—	—	2,351	—	—	—	—	—		$1,466
Shareholders’ equity	$(108)	—	—	99	234	(7)	17	300	(67)	—	—	—	3		$471

(1)	Includes $(5) million related to discontinued operations. Refer to Note 10.

102 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

Changes in significant accounting policies affecting U.S. and Canadian GAAP

No.	Item	U.S. GAAP	Canadian GAAP

1	Variable interest entities	On January 17, 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to VIEs. This interpretation applied immediately to all VIEs we created after January 31, 2003. On December 24, 2003, the FASB issued a revision to Interpretation No. 46 (FIN 46R), which required application to new and existing VIEs by the end of the first reporting period that ended after March 15, 2004. Pursuant to FIN 46R, we consolidate VIEs, where we are the entity’s Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.	Prior to our adoption of AcG-15, we consolidated an entity when we effectively controlled the entity, usually through the ownership of more than 50% of the voting shares. With the adoption of AcG-15 on November 1, 2004, the treatment of VIEs is consistent in all material aspects with U.S. GAAP.

		Implicit Variable Interests: In March 2005, the FASB issued FASB Staff Position No. FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FSP No. FIN 46(R)-5). This FSP clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. For entities that have already adopted FIN 46R, this FSP was effective in the first reporting period beginning after March 3, 2005. We implemented the FSP effective the third quarter of 2005. The resulting impact was not material to our financial results.	Currently, there is no corresponding guidance for implicit variable interests. However, EIC-157 is substantially the same as FSP No. FIN 46 (R)-5, and will be effective for us in the first quarter of 2006. The adoption of EIC-157 will harmonize the guidance under the two GAAPs.

2	Liabilities and equity	Shares issued with conversion or conditional redemption features are classified as equity.	Effective November 1, 2004, we adopted the revisions to CICA 3860, which require liability classification for financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder as well as the outstanding returns due. As a result, we reclassified certain Preferred Shares and Non-controlling Interest in Subsidiaries as liabilities. Dividends and yield distributions on these instruments have been reclassified to Interest Expense in our Consolidated Statements of Income.

3	Non-traditional long-duration contracts and separate accounts	Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), issued by the American Institute of Certified Public Accountants, became effective for us on November 1, 2004. The most significant requirements of SOP 03-1 include reporting and measurement of separate account assets and liabilities when specified criteria are not met, classification and valuation of certain non-traditional long-duration contract liabilities, and capitalization and amortization of sales inducements. The implementation of SOP 03-1 did not have a significant impact on our financial position or results of operations.	Canadian GAAP does not have corresponding requirements.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 103

NOTE 29 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Other major differences between U.S. and Canadian GAAP

No.	Item	U.S. GAAP	Canadian GAAP

1	Derivative instruments and hedging activities	All derivatives are recorded on the Consolidated Balance Sheets at fair value, including certain derivatives embedded within hybrid instruments. For derivatives that do not qualify for hedge accounting, changes in their fair value are recorded in Non-interest Income. For derivatives that are designated and qualify as Cash flow hedges, changes in fair value related to the effective portion of the hedge are recorded in Accumulated Other Comprehensive Income within Shareholders’ Equity, and are subsequently recognized in Net Interest Income in the same period when the cash flow of the hedged item affects earnings. For derivatives that are designated and qualified as Fair value hedges, the carrying amount of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Non-interest Income. This change in fair value of the hedged item is generally offset by changes in the fair value of the derivative.	Derivatives embedded within hybrid instruments are generally not separately accounted for except for those related to equity-linked deposit contracts. For derivatives that do not qualify for hedge accounting, changes in their fair value are recorded in Non-interest Income. Non-trading derivatives where hedge accounting has not been applied upon adoption of Accounting Guideline 13, Hedging Relationships, are recorded at fair value with transitional gains or losses being recognized in income as the original hedged item affects Net Interest Income. Where derivatives have been designated and qualified as effective hedges, they are accounted for on an accrual basis with gains or losses deferred and recognized over the life of the hedged assets or liabilities as adjustments to Net Interest Income.

2	Joint ventures	Investments in joint ventures other than VIEs are accounted for using the equity method.	Investments in joint ventures other than VIEs are proportionally consolidated.

3	Insurance accounting	Fixed income investments: Fixed income investments are classified as Available for Sale Securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are reported in Accumulated Other Comprehensive Income within Shareholders’ Equity. Realized gains and losses are included in Non-interest Income when realized.	Fixed income investments: Fixed income investments are classified as Investment Account Securities and carried at amortized cost. Realized gains and losses on disposal of fixed income investments that support life insurance liabilities are deferred and amortized to Non-interest Income over the remaining term to maturity of the investments sold, up to a maximum period of 20 years.

		Equity investments: Equity securities are classified as Available for Sale Securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are included in Accumulated Other Comprehensive Income. Realized gains and losses are included in Non-interest Income when realized.	Equity investments: Equity securities are classified as Investment Account Securities and initially recorded at cost. The carrying value of the equity securities that are held to support non-universal life insurance products is adjusted quarterly by 5% of the difference between market value and previously adjusted carrying cost. Realized gains and losses of these equity securities are deferred and recognized as Non-interest Income at the quarterly rate of 5% of unamortized deferred gains and losses.

		Insurance claims and policy benefit liabilities: Liabilities for insurance contracts, except universal life and investment-type contracts, are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, liabilities represent policyholder account balances and include a net level premium reserve for some contracts. The account balances represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Underlying reserve assumptions of these contracts are subject to review at least annually.	Insurance claims and policy benefit liabilities: Liabilities for insurance contracts are determined using the CALM, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.

		Insurance revenue: Amounts received for universal life and other investment-type contracts are not included as revenue, but are reported as deposits to policyholders’ account balances in Insurance Claims and Policy Benefit Liabilities. Revenue from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are	Insurance revenue: Premiums for universal life and other investment-type contracts are recorded as Non-interest Income, and a liability for future policy benefits is established as a charge to Insurance Policyholder Benefits, Claims and Acquisition Expense.

104 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

Other major differences between U.S. and Canadian GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP

included in Non-interest Income when earned. Payments upon maturity or surrender are reflected as reductions in the Insurance Claims and Policy Benefit Liabilities.

		Policy acquisition costs: Acquisition costs of life insurance and annuity business are deferred in Other Assets. The amortization method of the acquisition costs is dependent on the product to which the costs relate. For long-duration contracts, they are amortized in proportion to premium revenue. For universal life and investment-type contracts, amortization is based on a constant percentage of estimated gross profits.	Policy acquisition costs: The costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in Insurance Claims and Policy Benefit Liabilities.

		Reinsurance: Reinsurance recoverables for life insurance business are recorded as an asset on the Consolidated Balance Sheets.	Reinsurance: Reinsurance recoverables for life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an offset to Insurance Claims and Policy Benefit Liabilities.

		Separate accounts: Separate accounts are recognized on the Consolidated Balance Sheets.	Separate accounts: Assets and liabilities of separate accounts (known as segregated funds in Canada) are not recognized on the Consolidated Balance Sheets.

4	Reclassification of securities	Securities are classified as Trading Account or Available for Sale, and are carried on the Consolidated Balance Sheets at their estimated fair value. The net unrealized gain (loss) on Available for Sale Securities, net of related income taxes, is reported in Accumulated Other Comprehensive Income within Shareholders’ Equity except where the changes in market value are effectively hedged by derivatives. These hedged unrealized gains (losses) are recorded in Non-interest Income, where they are generally offset by the changes in fair value of the hedging derivatives. Writedowns to reflect other-than-temporary impairment in the value of Available for Sale Securities are included in Non-interest Income.	Securities are classified as Trading Account (carried at estimated fair value), Investment Account (carried at amortized cost) or Loan Substitute. Writedowns to reflect other-than-temporary impairment in the value of Investment Account Securities are included in Non-interest Income. Loan Substitute Securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance.

5	Limited partnerships	The equity method is used to account for investments in limited partnerships if we own at least 3% of the total ownership interest.	We use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more.

6	Stock appreciation rights (SARs)	Between November 29, 1999, and June 5, 2001, grants of options under the employee stock option plan were accompanied with SARs, whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants would receive a cash payment equal to the difference between the closing price of our common shares on the day immediately preceding the day of exercise and the exercise price of the option. For such a plan, compensation expense would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options.	For such a plan, a liability is recorded for the potential cash payments to participants and compensation expense is measured assuming that all participants will exercise SARs.

7	Additional pension obligation	For defined benefit pension plans, an unfunded accumulated benefit obligation is recorded as an additional minimum pension liability, an intangible asset is recorded up to the amount of unrecognized prior service cost, and the excess of unfunded accumulated benefit obligation over unrecognized prior service cost is recorded as a reduction in Other Comprehensive Income.	There is no requirement to recognize additional pension obligation.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 105

NOTE 29 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Other major differences between U.S. and Canadian GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP

8	Trade date accounting	For securities transactions, trade date basis of accounting is used for both the Consolidated Balance Sheets and the Consolidated Statements of Income.	For securities transactions, settlement date basis of accounting is used for the Consolidated Balance Sheets whereas trade date basis of accounting is used for the Consolidated Statements of Income.

9	Non-cash collateral	Non-cash collateral received in securities lending transactions is recorded on the Consolidated Balance Sheets as an asset and a corresponding obligation to return it is recorded as a liability, if we have the ability to sell or repledge it.	Non-cash collateral received in securities lending transactions is not recognized on the Consolidated Balance Sheets.

10	Right of offset	When financial assets and liabilities are subject to a legally enforceable right of offset and we intend to settle these assets and liabilities with the same party either on a net basis or simultaneously, the financial assets and liabilities may be presented on a net basis.	Net presentation of financial assets and liabilities is required when the same criteria under U.S. GAAP are met. In addition, the netting criteria may be applied to a tri-party transaction.

11	Guarantees	For guarantees issued or modified after December 31, 2002, a liability is recognized at the inception of a guarantee, in the amount of the fair value of the obligation undertaken in issuing the guarantee.	Canadian GAAP only has disclosure requirements.

12	Loan commitments	For loan commitments entered into after March 31, 2004, and issued for loans that will be held for sale when funded, revenue associated with servicing assets embedded in these commitments should be recognized only when the servicing asset has been contractually separated from the underlying loans.	Canadian GAAP does not have such a requirement.

13	Two-class method of calculating earnings per share	When calculating earnings per share, we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable.	Canadian GAAP does not have such a requirement.

14	Income taxes	In addition to the tax impact of the differences outlined previously, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law.	These effects are recorded when the tax rate change has been substantively enacted.

Significant acquisitions
We did not have any significant acquisitions in 2005.
The following tables present the difference in the allocation of purchase considerations due to Canadian and U.S. GAAP differences as explained in Item 3 above for significant acquisitions that occurred in 2004 and 2003:
2004

	Provident			William R. Hough			UnumProvident (1)

	Canadian			Canadian			Canadian
	GAAP	Difference	U.S. GAAP	GAAP	Difference	U.S. GAAP	GAAP	Difference	U.S. GAAP

Value of business acquired (VOBA)	—	—	—	—	—	—	—	611	611
Fair value of liabilities assumed	(1,180)	—	(1,180)	(21)	—	(21)	(1,617)	(611)	(2,228)

(1)	In connection with the acquisition of the Canadian operations of UnumProvident, we assumed UnumProvident’s policy liabilities and received assets with the equivalent fair value to support future payments.
2003

	Admiralty			BMA			SCMC

	Canadian			Canadian			Canadian
	GAAP	Difference	U.S. GAAP	GAAP	Difference	U.S. GAAP	GAAP	Difference	U.S. GAAP

Fair value of identifiable net tangible assets acquired	76	—	76	277	(69)	208	33	—	33
Value of business acquired (VOBA) (1)	—	—	—	—	69	69	—	—	—

(1)	VOBA is amortized on a straight-line basis over a period of up to 30 years.

106 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS

Pensions and other postemployment benefits
The following is not disclosed in our Canadian GAAP financial statements:
Plan assets, benefit obligations and funded status

	Pension plans		Other postemployment plans
	2005	2004	2005	2004

Amounts recognized on the Consolidated Balance Sheets consist of:
Prepaid pension benefit cost	$137	$571	$—	$—
Accrued pension benefit expense	(300)	(137)	(1,102)	(961)
Intangible asset	130	35	—	—
Accumulated other comprehensive income (before taxes)	480	102	—	—

Net amount recognized as at October 31	447	571	(1,102)	(961)

Accumulated benefit obligation (1)	$5,944	$5,036	n.a.	n.a.

(1)	For all plans where the accumulated benefit obligations exceed the fair value of the plan assets, the accumulated benefit obligations and the fair value of the assets were $5,265 million (2004 — $790 million) and $4,987 million (2004 — $657 million), respectively.
Overall expected long-term rate of return on assets assumption
The assumed expected rate of return on assets is determined by considering long-term expected returns on risk-free investments (primarily government bonds) and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumed expected rate of return of 7% for 2006 (7% for 2002—2005).
Investment policy and strategies
The Pension Plan Management Committee oversees the investment of plan assets. Pension assets are invested prudently over the long term in order to meet pension obligations at a reasonable cost. The asset mix policy takes into consideration a number of factors including the following:
1.	Investment characteristics including expected returns, volatilities and correlations between plan assets and plan liabilities;

2.	The plan’s tolerance for risk, which dictates the trade-off between increased short-term volatility and enhanced long-term expected returns;

3.	Diversification of plan assets, through the inclusion of several asset classes, to minimize the risk of large losses, unless it is clearly prudent not to do so;

4.	The liquidity of the portfolio relative to the anticipated cash flow requirements of the plan; and

5.	Actuarial factors such as membership demographics and future salary growth rates.
Benefits payment projection

		Other
		postemployment
	Pension plans	plans

2006	$303	$63
2007	315	65
2008	325	68
2009	336	72
2010	349	76
2011—2015	1,957	469

For 2006, total contributions to the defined benefit pension plans and other postemployment benefit plans are expected to be approximately $185 million and $63 million, respectively.
Hedging activities
Fair value hedge
For the year ended October 31, 2005, the ineffective portion recognized in Non-interest Income amounted to a net unrealized gain of $4 million (2004 — $4 million loss). All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness. We did not hedge any firm commitments for the year ended October 31, 2005.
Cash flow hedge
For the year ended October 31, 2005, a net unrealized loss of $97 million (2004 — $147 million loss) was recorded in Other Comprehensive Income for the effective portion of changes in fair value of derivatives designated as cash flow hedges. The amounts recognized in Other Comprehensive Income are reclassified to Net Interest Income in the periods in which Net Interest Income is affected by the variability in cash flows of the hedged item. A net loss of $124 million (2004 — $59 million loss) was reclassified to Net Income during the year. A net loss of $111 million (2004 — $77 million loss) deferred in Accumulated Other Comprehensive Income as at October 31, 2005, is expected to be reclassified to Net Income during the next 12 months.
     For the year ended October 31, 2005, a net unrealized loss of $3 million (2004 — $20 million loss) was recognized in Non-interest Income for the ineffective portion of cash flow hedges. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. We did not hedge any forecasted transactions for the year ended October 31, 2005.
Hedges of net investments in foreign operations
For the year ended October 31, 2005, we experienced foreign currency loss of $618 million (2004 — $1,336 million loss) related to our net investments in foreign operations, which were offset by gains of $401 million (2004 — $678 million gain) related to derivative and non-derivative instruments designated as hedges for such foreign currency exposures. The net foreign currency gains (losses) are recorded as a component of Other Comprehensive Income.

ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS 107

NOTE 29 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Average assets, U.S. GAAP

	2005		2004		2003
	Average	% of total	Average	% of total	Average	% of total
	assets	average assets	assets	average assets	assets	average assets

Domestic	$277,442	58%	$253,100	57%	$233,900	59%
United States	97,002	20%	94,231	21%	78,402	20%
Other International	101,961	21%	96,267	22%	83,966	21%

	$476,405	100%	$443,598	100%	$396,268	100%

Future accounting changes
Share-based payment
The FASB has issued FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123R) in December 2004 and its related Staff Positions (FSPs) during 2005. FAS123R requires that compensation costs relating to share-based payment transactions be measured and recognized in financial statements based on the fair value of the equity or liability instruments issued. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, Share-Based Payment, which expresses the SEC staff’s views on FAS 123R and is effective upon adoption of FAS 123R. Pursuant to SEC’s announcement in April 2005, companies are allowed to implement the standard at the beginning of their next fiscal year, instead of their next reporting period, that begins after June 15, 2005. FAS 123R and its related FSPs, are effective for us as of November 1, 2005. We are currently assessing the impact of adopting FAS 123R on our financial positions and results of operations, but we do not expect it to be material.
Impairment of certain investments (FSP FAS 115-1 and FAS 124-1)
Further to the issuance of FSP EITF 03-1-1 on September 30, 2004, to defer indefinitely the effective date for recognition and impairment guidance under EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, the FASB issued a Staff Position, FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, on November 3, 2005, which officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area. The FSP generally encompasses EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP is effective for our financial statements on February 1, 2006, and our preliminary assessment to date does not indicate that it will have significant impact on our Consolidated Financial Statements.
NOTE 30 SUBSEQUENT EVENT
On November 30, 2005, we purchased 100 per cent of the shares of Abacus Financial Services Group Limited, which is based in Jersey, Channel Islands, and provides wealth management and fiduciary services to private and corporate clients primarily in the United Kingdom and Continental Europe.

108 ROYAL BANK OF CANADA	2005 > CONSOLIDATED FINANCIAL STATEMENTS